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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smartone Telecommunications Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

FEB 09 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5714 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 2/4/04

SmarTone Telecommunications Holdings Limited

Annual Report 2002 - 2003



SmarTone
數碼通

get closer...



ABOUT SmarTone

SmarTone is Hong Kong's leading mobile network operator in data services. We are a customer-oriented company and aim to bring our customers closer to the people, the information and the entertainment that is important to them and, through this, to generate greater shareholders' value. SmarTone is committed to delivering the best value proposition in the market through continual improvements in the three pillars of our businesses – products and services, network performance and customer service – as well as the company's brand position.

SmarTone was selected as one of Asia's Top 20 Brands in the annual "Top Asian Brands" survey conducted by *Media* magazine in June 2003. SmarTone was the only mobile operator to be included in the Top 20 alongside other major international brands.

With our strong technological heritage and deep commitment to quality service, SmarTone introduces compelling mobile data services which are marketed under three categories: SmarTone iDD™, a ground-breaking mobile multimedia service providing information and entertainment for all customers; SmarTone BIZ™, a suite of simple and easy-to-use mobile business services for business executives and professionals to stay ahead of the game; and messaging services, such as picture**mail**™. SmarTone's branded offerings, including SmarTone iDD™, SmarTone BIZ™, email **on the go**™, picture**mail**™, movie**mail**™, sms **via email**™ and *131*PhoneHome™, deliver substantial benefits to customers.

Operating the best network in town, SmarTone provides customers with voice and data services of the highest quality.

SmarTone has become the leader in customer service, not only amongst telecom operators, but also across all service industries in Hong Kong. This is exemplified by the growing number of local and regional retail and service awards received by the company.

Hong Kong Retail Management Association's Annual Service and Courtesy Awards	
Best Team Award	2001 & 2002
Supervisory Level Award	2001
Junior Frontline Level Award	2002
Hong Kong Retail Management Association's Mystery Shoppers Programme	
Service Category Leader	2002 & 2003
Service Retailer of the Year	2002
Hong Kong Management Association's Distinguished Salesperson Award	
Four SmarTone-nominated staff members won	2003
Five SmarTone-nominated staff members won	2002
Asia Pacific Customer Service Consortium's Customer Relationship Excellence Awards	
Customer Relationship Excellence - Outstanding Achievement	2002
Call Centre of the Year (Telecommunications)	2002
Customer Service Professional of the Year	2002
Hong Kong Call Centre Association's Call Centre Award	
Call Centre Team Leader - Silver & Bronze	2002
Call Centre Professional - Bronze	2002
Next Magazine's 14th Top Service Award 2003	
Top Service Gold Award	2003
Top Service Category Award	2003
Champion of The Best Staff Award	2003

SmarTone has been publicly listed in Hong Kong since 1996. The company's major shareholder is Sun Hung Kai Properties Limited (holding about 51%).

For more information, please visit SmarTone's website at www.smartone.com.hk

people





Best-in-class Messaging Services

SmarTone's messaging services, such as picture**mail**™ and movie**mail**™, help customers communicate more effectively, instantly and creatively.

...the
information
you need...





SmarTone BIZ™

Helping business people on the move to stay ahead of the game by enhancing their productivity and competitiveness.

entertainment





SmarTone iN™

SmarTone iN™ brings customers fun, entertainment and a lot more through a wide variety of live information, games and smart tips.

Market-leading Network Performance

Operating the best network in town, SmarTone continues to invest in its radio, core and service networks to provide customers with voice and data services of the highest quality.





Award-winning Customer Service

SmarTone continues to deliver the best customer service in the industry, winning numerous major industry and service awards. This exemplifies SmarTone as a leader in customer service, not only amongst telecom operators, but also across all service industries.


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Board of Directors

* Mr. Raymond **Kwok** Ping-luen
Chairman

Mr. Douglas **Li**
Chief Executive Officer

Mr. Patrick **Chan** Kai-lung

* Mr. Ernest **Lai** Ho-kai

* Mr. Michael **Wong** Yick-kam

* Mr. Andrew **So** Sing-tak

* Mr. **Cheung** Wing Yui

** The Hon. Eric **Li** Ka-cheung, JP

** The Hon. **Ng** Leung Sing

** Dr. Sachio **Semmoto**

* *Non-Executive Director*
** *Independent Non-Executive Director*

Company Secretary

Miss Maria **Li** Sau-ping

Authorised Representatives

Mr. Douglas **Li**
Miss Maria **Li** Sau-ping

Registered Office

Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

Head Office and Principal Place of Business

31st Floor, JOS Tower, Millennium City 2,
378 Kwun Tong Road, Kwun Tong,
Kowloon, Hong Kong

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building, 10 Chater Road,
Hong Kong

Hong Kong Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

Principal Share Registrar

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

Principal Bankers

Standard Chartered Bank

Legal Advisors to the Company

As to Hong Kong law
Norton Rose

As to Bermuda law
Conyers, Dill & Pearman

Bermuda Resident Representative

Mr. John Charles Ross **Collis**
Mr. Anthony Devon **Whaley** (Deputy)


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FINANCIAL HIGHLIGHTS

(HK$ millions except per share amounts)

	Year ended or as at 30 June	
	2003	2002
Profit and loss account		
Turnover	**2,832**	2,401
Profit attributable to shareholders	**408**	115
Earnings per share (HK$)	**0.70**	0.20
Dividends per share		
Total for the year (HK$)	**0.47**	0.07
Special cash dividend (HK$)	**3.50**	—
Balance sheet		
Total assets	**5,940**	5,781
Current liabilities	**(548)**	(632)
Net assets	**5,392**	5,149
Shareholders' funds	**5,372**	5,132
Minority interest	**20**	17
	5,392	5,149
Cashflow		
Net cash inflow from operating activities	**844**	387
Interest received	**91**	75
Purchases of fixed assets	**(395)**	(267)
Repurchases of shares	**(25)**	(70)
Dividends paid	**(143)**	—
Other	**(35)**	(17)
Net increase in cash and held-to-maturity debt securities	**337**	108


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Amidst the outbreak of SARS and increased market competition, SmarTone delivered encouraging improvements in its results. Net profit increased 3.5 times to $408 million. Your company continues to focus on improving the three key pillars of its business — products and services; network performance; and customer service — while establishing a leading position in mobile data services. It has also strengthened its branding in the market.

Financial Highlights

Group turnover was $2,832 million, an increase of 18 per cent. on $2,401 million for the previous year. Mobile services revenue registered a 4 per cent. growth and reached $2,263 million.

Group earnings before interest, tax, depreciation and amortisation ("EBITDA") of $753 million was up 33 per cent. on last year. Earnings before interest and tax ("EBIT") increased substantially to $335 million.

Profit attributable to shareholders increased 3.5 times to $408 million on $115 million for the previous year. Earnings per share amounted to $0.70.

Dividend

Your Board recommends a final dividend of $0.27 per share. Together with the interim dividend of $0.20 per share, dividend for the year will be $0.47 per share, representing a substantial increase on $0.07 per share for last year. To achieve a more efficient capital structure for the Group and to reward shareholders for their support, your Board proposes a special cash dividend of $3.50 per share. After the distribution of the proposed dividends, your company still retains sufficient cash resources for expected operational needs.

Business Review

Hong Kong Mobile Business

Business strategy

SmarTone has been pursuing a two-pronged strategy:

- Continual service quality improvement — Your company strives to increase revenue market share by enhancing customer satisfaction through the delivery of the best customer propositions in the market. To achieve this strategic objective, your company has been focusing on continual enhancements of the three key pillars of its business — products and services; network performance; and customer service.
- Competitive pricing — In a deflationary economy, customers are becoming increasingly price-sensitive. To increase its revenue market share in this environment, SmarTone has adopted a competitive pricing strategy.

To enable this strategy, your company has improved its productivity and competitiveness. This is being achieved by enhancing the effectiveness and efficiency of its organisation, systems and processes.

Performance

Blended ARPU for the year increased by 7 per cent. to $183, with postpaid ARPU growing moderately to $213 from $210 for the previous year. The outbreak of SARS and increased market competition exerted significant downward pressure on roaming usage and local tariffs in the fourth quarter of the year, and counteracted the improvements in ARPU and service revenue achieved in the first half. Postpaid churn rate improved to 2.6 per cent. in June 2003 from 3.0 per cent. in June 2002. Operating expenses were reduced during the year, notwithstanding an increased number of key marketing and services initiatives. As at 30 June 2003, there were 966,000 customers.

Business operations

Branding

SmarTone has been strengthening its market positioning and appeal while reinforcing its customer proposition — *helping customers get closer to the people, the information and the entertainment that is important to them.*

Your company's effort in progressively advancing its branding has started to yield results. SmarTone was selected as one of Asia's Top 20 Brands in the annual "Top Asian Brands" survey conducted by *Media* magazine in June 2003. SmarTone was the only mobile operator to be included in the Top 20 alongside other major international brands.

Products and services

SmarTone continues to lead in bringing innovative products and services to market, meeting different customers' needs. It has marketed mobile data services that offer clear and compelling propositions, which are easy-to-use, and deliver a superior total customer experience.

- SmarTone iN™ is the first mobile portal in Hong Kong capable of delivering true mobile multimedia experience. It offers convenient access to a wide variety of rich information and entertainment content and services, targeting different customers' needs. With continually updated and enhanced content and services, SmarTone iN™ has been well-received by customers. It has stimulated a substantial increase in data traffic and the usage of different mobile data services, including mobile games, images and music downloads, as well as content for information, fun and entertainment.

  SmarTone introduced the CJSP Java engine, which is optimised for the best mobile gaming experience, in conjunction with rich game content sourced from the world's leading games providers. SmarTone's leading role in mobile gaming is further enhanced by its recently launched WhoRU?™, the first mobile on-line role-play game in Hong Kong, allowing live interaction among players.

- SmarTone BIZ™ is a suite of mobile business tools designed for busy and frequently travelled executives to enhance their productivity and competitiveness, and to better manage their working and personal lives.

- Your company provides the most sophisticated, yet simple-to-use, messaging services in Hong Kong. Its picture**mail**™ offers a picture messaging service that provides customers with a range of unique benefits, including assured message delivery for non-MMS phones; best-fit-to-screen picture rendition; full storage and replay of MMS messages, including slideshows, on personal computers; and personalisation of MMS messages with picture frames. SmarTone's movie**mail**™ delivers the best-in-class video messaging with its GX22 CameraPhone.

- SmarTone has partnered with manufacturers to develop advanced handsets in order to bring the most compelling data services to market. Your company introduced GX12, the first GSM handset with superior xHTML browsing capability, enabling customers to enjoy the true mobile multimedia experience of SmarTone iN™. The GX series of mobile phones was voted the "Best Wireless Handset" for 2003 by the GSM Association. SmarTone has just launched GX22, the first GSM handset in the world with Continuous Grain Silicon screen, providing the highest resolution and best colour rendition of images.

Network performance

To enable the best mobile experience for its customers, SmarTone continues to invest in its radio, core and service networks to deliver superior availability, reliability and speed in all its services. Properly integrating sophisticated and intelligent infrastructure is key to providing data services which are simple and easy-to-use for customers.

Customer service

SmarTone continues to deliver the best customer service in the industry. Your company has been winning numerous major industry and service awards, which validates SmarTone as a leader in customer service, not only amongst telecom operators, but also across all service industries in Hong Kong. A notable achievement was the winning of the Best Team Performance Award for the second year running at the 2002 Service and Courtesy Awards of the Hong Kong Retail Management Association, the major association representing Hong Kong's retail industry. Your company's unprecedented achievement in this competition reflects the consistent high standard achieved by its whole front-line team. The recognition of SmarTone's excellence in customer service was elevated to regional level with its winning of three awards from the Asia Pacific Customer Service Consortium, including the overall winner of the 2002 Customer Relationship Excellence Awards.

Macau Mobile Business

The mobile business in Macau incurred a marginal loss in the year, due to the impact of SARS on roaming revenue.

Prospects

While the Hong Kong mobile market has now recovered from SARS, customers are expected to remain price-sensitive and there is no sign of abatement in competition. SmarTone will continue to pursue its strategy and accelerate the pace of bringing new services to market, aiming to create new revenue streams and to reinforce its leadership in mobile data services. Concurrently, your company will further improve productivity and competitiveness to maximise value for shareholders.

With saturated mobile penetration in Hong Kong, further growth from voice services would be limited. Nevertheless, as mobile phones have evolved into mobile networked PCs, operators could capture new growth opportunities by stimulating additional demand through mobile data services. SmarTone is implementing very substantial changes in its management focus and operational practices in order to capitalise on this changing environment. It has put strong emphasis on satisfying customers' needs on offering compelling, easy-to-use services that can exploit the uniqueness of mobile media and deliver real benefits and value to customers. Your company is making good progress in 3G preparation and is likely to put its 3G network into commercial service, probably sometime in 2004. I am confident that SmarTone is on the right track going forward.

Your company enjoys a strong balance sheet, giving it substantial flexibility going forward.

Appreciation

On behalf of the Board, I would like to thank you, our shareholders, for your faith in SmarTone and look forward to sharing with you greater success in the future. I would also like to express my gratitude to our customers for their continual support, and to our staff for their commitment and hard work in delivering another set of encouraging results.

Raymond Kwok Ping-luen
Chairman

Hong Kong, 23 September 2003


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Overview

SmarTone's strong recovery in financial performance in 2001/02 continued for 2002/03. The Group achieved a profit attributable to shareholders of HK$408 million for 2002/03 (2001/02: HK$115 million).

The better financial performance in 2002/03 arose as follows:

- The mobile business achieved earnings before interest and tax ("EBIT") in 2002/03 of HK$333 million (2001/02: HK$105 million). The financial performance of both the Hong Kong and Macau mobile businesses substantially improved during the year.
- The Internet services provider ("ISP") business was closed during 2002/03. During 2002/03, the business achieved EBIT break-even (2001/02: EBIT loss of HK$82 million).
- There was no charge for impairment of fixed and other assets during 2002/03 (2001/02: HK$122 million).

Profit attributable to shareholders for the second half of 2002/03 of HK$170 million was lower than the first half of HK$238 million, mainly due to the SARS epidemic and increased market competition.

Mobile

The mobile business achieved earnings before interest, tax, depreciation and amortisation ("EBITDA") for 2002/03 of HK$751 million (2001/02: HK$573 million). Turnover was higher while cost of services provided and other operating expenses were both lower. EBITDA for the second half of 2002/03 was HK$359 million compared to HK$392 million in the first half. This was mainly due to a drop in roaming revenue in April to June 2003 due to the SARS epidemic and increased market competition.

Turnover increased by HK$470 million to HK$2,819 million in 2002/03 (2001/02: HK$2,349 million). Mobile service revenue was higher by HK$92 million and handset and accessory sales by HK$378 million.

- Mobile service revenue increased mainly due to higher prepaid revenue arising from higher average Hong Kong prepaid ARPU during 2002/03. Postpaid revenue was flat in 2002/03. However, data revenue increased significantly, albeit from a low base, as more data services with compelling customer propositions were introduced. Average Hong Kong postpaid ARPU for 2002/03 was HK$213 per month (2001/02: HK$210 per month). However, this was offset by lower average postpaid customers. Hong Kong mobile average blended ARPU (calculated as mobile services revenue divided by the total number of postpaid and prepaid customers) for 2002/03 increased by 7 per cent. to HK$183 (2001/02: HK$171).
- Handset and accessory sales increased primarily due to the introduction of new models during 2002/03 with advanced features such as colour screens and embedded cameras.

Total customers of the Hong Kong mobile business was 966,000 as at 30 June 2003. The 2002/03 year end monthly postpaid churn rate was 2.6% compared to 3.0% at the end of 2001/02. This improvement was because the Group has been offering the best customer proposition in the market with its continual enhancements in service quality and competitive pricing.

Cost of goods sold and services provided in 2002/03 increased to HK$871 million (2001/02: HK$567 million). This resulted from higher cost of handsets due to the increased number sold. Other cost of goods sold and services provided decreased due to lower interconnect charges.

Other operating expenses (excluding depreciation) decreased in 2002/03 to HK$1,197 million (2001/02: HK$1,209 million). Most categories of expense were lower due to improvements in the efficiency of the organisation and its systems and processes. The reduction in operating expenses was achieved notwithstanding the Group continuing to improve productivity and competitiveness, while enhancing service quality, improving its branding and accelerating the rate of bringing new services to market. However, network costs increased due to the efforts in improving its already market-leading network quality.

The Group's mobile business in Macau made a small EBIT profit in the first half of 2002/03 but an EBIT loss in the second half due to the effect of SARS. Overall, Macau made a small EBIT loss in 2002/03.

ISP business

The Group's ISP business achieved approximately EBIT break-even during 2002/03 and was closed in June 2003. The obligations of the outstanding performance bonds of HK$56 million were satisfied during the year and the bonds released.

Subsidiaries, associates and other investments

There have been no significant subsidiary companies acquired or established during the year.

The Group has invested in three telecom and technology venture capital funds, one of which is held via an investment in an associated company. During the year ended 30 June 2003, an additional provision was made of HK$17 million against one of these funds to reflect its current estimated market valuation. The Directors are of the opinion these investments are conservatively valued.

There were no disposals of subsidiaries, associates or other investments during the year ended 30 June 2003.

Capital structure, liquidity and financial resources

The Group is financed entirely by share capital and internally generated funds and has no external borrowings. The cash reserves of the Group remain strong with cash and bank balances and fixed income investments of HK$3,923 million at 30 June 2003, an increase of HK$337 million during 2002/03.

The Group invests a proportion of its surplus cash in held-to-maturity investment grade fixed income investments to generate a better rate of return. During the year, the Group invested an additional HK$685 million (2001/02: HK$682 million) in such investments. The Group received proceeds during the year of HK$173 million (2001/02: Nil) from sales of held-to-maturity investment grade fixed income investments and proceeds of HK$429 million (2001/02: HK$39 million) from the early redemption of investments by their issuers.

The Group had a net inflow from operating activities during the year of HK$844 million. Interest income during the year was HK$72 million (2001/02: HK$86 million). Higher average cash balances were offset by lower average interest rates obtainable in the marketplace. Interest income for the year is net of a loss of HK$6 million arising from the disposal of held-to-maturity investment grade fixed income investments during the year. In addition to the purchase of fixed income investments, the Group's other major outflows of funds during the year were purchase of fixed assets and payment of dividends.

The Directors of the Group are of the opinion that the Group can fund its capital expenditure for the current financial year ending 30 June 2004 from existing cash resources.

Treasury policy

The Group invests its surplus funds in accordance with a treasury policy approved from time to time by the Board of Directors. Surplus funds are placed on deposit with banks in Hong Kong or invested in investment grade debt securities. Bank deposits in Hong Kong are maintained materially in Hong Kong or United States dollars.

The Group's investments in debt securities are investment grade bonds denominated in either Hong Kong or United States dollars with a maximum maturity of 3 years. The Group's policy is to hold its investments in debt securities until maturity.

The Group is required to arrange for banks to issue performance bonds and letters of credit on its behalf. In certain circumstances, the Group will partially or fully collaterise such instruments by cash deposits to lower their issuance cost. Total amount of pledged deposits at 30 June 2003 was HK$392 million (30 June 2002: HK$525 million).

Functional currency and foreign exchange exposure

The functional currency of the Group is the Hong Kong dollar. All material revenues, expenses, assets and liabilities, except its United States dollar fixed income investments and bank deposits, are denominated in Hong Kong dollars. The Group does not therefore have any significant exposure to foreign currency gains and losses other than those arising due to its United States dollar denominated bank deposits and fixed income investments. The Group does not currently undertake any foreign exchange hedging.

Contingent liabilities

Performance bonds

Certain banks, on the Group's behalf, have issued performance bonds to the telecommunications authorities of Hong Kong and Macau in respect of obligations under licences issued by those authorities. The total amount outstanding at 30 June 2003 under these performance bonds was HK$202 million (30 June 2002: HK$308 million). All performance bonds were fully cash collateralised using surplus cash deposits. The decrease during the year arose as follows:

- The remaining performance bond obligations totalling HK$56 million relating to the Group's LMDS licence were released as discussed under ISP business above.

- The performance bond in respect of the Group's licence for 3G services was reduced by HK$50 million to HK$200 million in accordance with a one-year waiver granted by the Telecommunications Authority of Hong Kong.

Lease out, lease back arrangement

A bank, on the Group's behalf, has issued a letter of credit to guarantee the Group's obligations under a lease out, lease back arrangement entered into during the year ended 30 June 1999. This letter of credit is fully cash collateralised using surplus cash deposits. The Directors are of the opinion that the risk of the Group being required to make payment under this guarantee is remote.

Other than the above, the Group has no other material contingent liabilities.

Employees and share option scheme

The Group employed approximately 1,280 full-time employees as at 30 June 2003, with the majority in Hong Kong. Staff receive a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and depend, inter-alia, on both the Group's performance and the performance of the individual employee. Benefits include a mandatory provident fund scheme and medical and dental care insurance. Staff members are provided with both internal and external training appropriate to each individual's requirements.

During the year, the Company resolved to terminate its existing employee share option scheme and adopt a new scheme. At 30 June 2003, options to subscribe for 5,200,000 shares were outstanding under the new scheme and there were no options outstanding under the old scheme. The options outstanding under the old scheme either lapsed, or were acquired for a nominal amount pursuant to the mandatory general offer by Cellular 8 Holdings Limited for the Company's shares completed in January 2003.


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The Directors submit their report together with the audited financial statements for the year ended 30 June 2003.

Principal activities

The principal activity of the Company is investment holding. The activities of its principal subsidiaries are shown in note 19 to the financial statements.

Results

The results of the Group for the year ended 30 June 2003 are set out in the consolidated profit and loss account on page 49.

Dividends

The Directors recommended the payment of a final dividend of HK$0.27 per share (2002: HK$0.07 per share) to the shareholders registered in the Company's register of members as at the close of business on 4 November 2003. In addition, the Directors also proposed to pay a special cash dividend of HK$3.50 per share to the shareholders. The proposed final dividend and special cash dividend, together with the interim dividend of HK$0.20 per share paid by the Company during the year, make a total distribution of HK$3.97 per share for the financial year ended 30 June 2003.

Five year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is shown on page 45.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 26 to the financial statements.

Distributable reserves

Distributable reserves of the Company at 30 June 2003 amounted to HK$2,207,936,000 (30 June 2002: HK$939,321,000).

Donations

During the year, charitable and other donations made by the Group amounted to HK$206,000 (2002: HK$18,000).

Fixed assets

Details of the movements in fixed assets are shown in note 15 to the financial statements.

Share capital

Details of the movements in share capital of the Company are shown in note 24 to the financial statements.

Directors and interests in contracts

The Directors of the Company during the year and up to the date of this report were:

* Mr. Raymond **Kwok** Ping-luen
Chairman

Mr. Douglas **Li**
Chief Executive Officer

Mr. Patrick **Chan** Kai-lung

* Mr. Ernest **Lai** Ho-kai

* Mr. Michael **Wong** Yick-kam

* Mr. Andrew **So** Sing-tak

* Mr. **Cheung** Wing-yui
(Appointed on 13 March 2003)

** The Hon. Eric **Li** Ka-cheung, JP

** The Hon. **Ng** Leung-sing

** Dr. Sachio **Semmoto**
(Appointed on 24 September 2002)

* Mr. Rick **Tang** Yet-san
(Resigned on 24 September 2002)

* Mr. Peter Francis **Cross**
(Resigned on 22 January 2003)

* Mr. Graham Goodfellow **Moore**
(Resigned on 22 January 2003)

* Mr. Mario **Michael**
(Appointed on 24 September 2002 and resigned on 22 January 2003)

* *Non-Executive Director*
** *Independent Non-Executive Director*

In accordance with Bye-law No. 110(A) of the Company's Bye-laws, Messrs. Ernest Lai Ho-kai, Douglas Li and Michael Wong Yick-kam retire by rotation, and Mr. Cheung Wing-yui retires in accordance with Bye-law No. 101 at the forthcoming annual general meeting. All retiring Directors, being eligible, offer themselves for re-election. All remaining Directors shall continue in office.

None of the Directors has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

The term of office of the Independent Non-Executive Directors shall be governed by the provision of Bye-laws No. 110 and No. 111 of the Company.

Apart from the connected transactions referred to in this report, no other contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Biographical details of Directors and senior management

Brief biographical details of the Directors and senior management are set out on pages 39 to 43.

Directors' interests and short positions

At 30 June 2003, the interests of the Directors, chief executive and their respective associates in shares and in respect of equity derivatives, underlying shares and debentures of the Company and its associated corporations (as defined in the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company under section 352 of the SFO were as follows:

Interests in shares and underlying shares of the Company

	Shares				Equity derivatives		
Name of Director	Beneficial owner	Discretionary trust founder & trust beneficiary	Spouse or child under 18	Controlled corporation	Share options *(Note)*	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	—	698,767	—	—	—	698,767	0.11
Douglas Li	—	—	—	—	5,000,000	5,000,000	0.86
Patrick Chan Kai-lung	—	—	—	—	200,000	200,000	0.03

Note: share options

Name of Director	Outstanding at 1 July 2002	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Outstanding at 30 June 2003
Douglas Li	5,000,000	5,000,000	—	5,000,000	5,000,000 *(Note 1)*
Patrick Chan Kai-lung	200,000	200,000	—	200,000	200,000 *(Note 2)*

Notes:

1. *The options are exercisable at HK$9.29 per share during the period from 10 February 2003 to 16 July 2011. The options can be exercised up to 20 per cent. from 10 February 2003, up to 40 per cent. from 17 July 2003, up to 60 per cent. from 17 July 2004, up to 80 per cent. from 17 July 2005 and in whole from 17 July 2006.*

2. *The options are exercisable at HK$9.20 per share during the period from 2 May 2003 to 1 May 2012. The options can be exercised up to one-third from 2 May 2003, up to two-thirds from 2 May 2004 and in whole from 2 May 2005.*

Interests in associated corporations

1. Interests in shares and underlying shares of Sun Hung Kai Properties Limited

	Shares				Equity derivatives		
Name of Director	Beneficial owner	Discretionary trust founder & trust beneficiary	Spouse or child under 18	Controlled corporation	Share options (Note)	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	—	1,079,515,895*	—	—	75,000	1,079,590,895	44.96
Michael Wong Yick-kam	70,904	—	—	—	225,000	295,904	0.01
Ernest Lai Ho-kai	—	—	—	—	36,000	—	0.001
Eric Li Ka-cheung	—	—	—	18,000	—	18,000	0.0007
Ng Leung-sing	—	—	5,000	—	—	5,000	0.0002

**Note: Of these shares, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,056,338,347 shares, which represented the same interests and were therefore duplicated amongst these three persons for the purpose of the SFO.*

Note: share options

Name of Director	Date of grant	Exercise price HK$	Outstanding at 1 July 2002	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Outstanding at 30 June 2003
Raymond Kwok Ping-luen	16 July 2001	70.00	75,000	—	—	—	75,000
Michael Wong Yick-kam	15 February 2000	70.00	150,000	—	—	—	150,000
	16 July 2001	70.00	75,000	—	—	—	75,000
Ernest Lai Ho-kai	16 July 2001	70.00	36,000	—	—	—	36,000

All options granted and accepted can be exercised up to one-third during the second year from the date of grant, up to two-thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter, the relevant options will expire.

2. Interests in shares and underlying shares of SUNeVision Holdings Ltd.

	Shares				Equity derivatives		
Name of Director	Beneficial owner	Discretionary trust founder & trust beneficiary	Spouse or child under 18	Controlled corporation	Share options (Note)	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	—	1,742,500#	—	—	1,105,000	2,847,500	0.14
Michael Wong Yick-kam	100,000	—	—	—	540,000	640,000	0.03
Andrew So Sing-tak	—	—	—	—	400,000	—	0.02

#Note: Of these shares, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares, which represented the same interests and are therefore duplicated amongst these three persons for the purpose of the SFO.

Note: share options

Name of Director	Date of grant	Exercise price HK$	Outstanding at 1 July 2002	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Outstanding at 30 June 2003
Raymond Kwok Ping-luen	28 March 2000	10.38	755,000	—	—	—	755,000
	7 April 2001	2.34	350,000	—	—	—	350,000
Michael Wong Yick-kam	28 March 2000	10.38	360,000	—	—	—	360,000
	7 April 2001	2.34	180,000	—	—	—	180,000
Andrew So Sing-tak	8 July 2002	1.43	—	400,000	—	—	400,000

The above share options are exercisable in accordance with the terms of the relevant share option scheme and conditions of grant.

3. Interests in shares of other associated corporations

Mr. Raymond Kwok Ping-luen had the following interests in the shares of the following associated corporations:

Name of associated corporation	Beneficial owner	Attributable holding through corporation	Attributable percentage of shares in issue through corporation	Actual holding through corporation	Actual percentage of interests in issued shares
Superindo Company Limited	10	—	—	—	10
Super Fly Company Limited	10	—	—	—	10
Splendid Kai Limited	—	2,500**	25	1,500	15
Hung Carom Company Limited	—	25**	25	15	15
Tinyau Company Limited	—	1**	50	1	50
Open Step Limited	—	8**	80	4	40

***Note: Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these three persons for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of one-third or more of the voting rights in the general meetings of those corporations.*

The interests of the Directors and chief executive in the share options of the Company and its associated corporations are being regarded for the time being as unlisted physically settled equity derivatives. The details of the share options of the Company are stated under the Share Option Schemes section below.

Save as disclosed above, at 30 June 2003, none of the Directors and chief executive (including their spouses and children under 18 years of age) and their respective associates had or deemed to have any interests or short positions in shares, underlying shares or debentures of the Company, its subsidiaries or any of its associated corporations that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SFO or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Arrangement to purchase shares or debentures

Other than the share options as mentioned above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or of any other body corporate.

Directors' interests in competing business

Upon the cessation of the Group's Internet service provision business during the year, which was previously regarded as competing with SUNeVision Holdings Ltd., an associated corporation of the Company and of whose board Messrs. Raymond Kwok Ping-luen, Michael Wong Yick-kam and Andrew So Sing-tak, Directors of the Company, are also directors, none of the Directors of the Company has any interest in any business which may compete with the business of the Group.

Share Option Schemes

A new share option scheme has been adopted by the Company on 15 November 2002 (the "New Share Option Scheme") to replace the share option scheme which had been adopted on 17 October 1996 (the "Old Share Option Scheme") to comply with the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The Company may grant options to the participants to subscribe for shares of the Company pursuant to the terms as set out in the New Share Option Scheme. A summary of the terms of the New Share Option Scheme will be set out below.

At 30 June 2003, the following share options granted to the Directors during the year pursuant to the New Share Option Scheme were still outstanding:

Name of Director	Date of grant	Exercise price HK$	No. of options granted	Exercise period	Exercised during the year	Cancelled/ Lapsed during the year	Outstanding at 30 June 2003
Douglas Li	10 February 2003	9.29	5,000,000	10 February 2003 to 16 July 2011	—	—	5,000,000
Patrick Chan Kai-lung	10 February 2003	9.20	200,000	2 May 2003 to 1 May 2012	—	—	200,000

The closing price of the shares of the Company as quoted by the Stock Exchange on 7 February 2003, the trading day preceding the date of grant of the above options was HK$8.55.

Other than the options stated above, no options had been granted by the Company to the other participants pursuant to the New Share Option Scheme.

The Old Share Option Scheme was terminated by the Company on 15 November 2002. Upon termination of the Old Share Option Scheme, no further options could be granted thereunder but in all other respects, the provisions of the Old Share Option Scheme shall remain in force and all options granted prior to termination shall continue to be valid and exercisable in accordance therewith. The following shows the movement during the year ended 30 June 2003 of the share options granted under the Old Share Option Scheme:

Date of grant	Exercise price HK$	Exercise period	Outstanding at 1 July 2002	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Outstanding at 30 June 2003
3 December 1996	16.10	1 January 1997 to 31 December 2003	53,000	—	—	53,000	—
14 April 1998	20.60	14 April 1999 to 13 April 2005	812,500	—	—	812,500	—
17 November 1999	27.70	17 November 2000 to 16 November 2007	1,609,500	—	—	1,609,500	—
22 March 2000	25.50	22 March 2001 to 21 March 2007	100,000	—	—	100,000	—
13 July 2001	9.20	13 July 2002 to 12 July 2008	100,000	—	—	100,000	—
17 July 2001	9.29	17 July 2002 to 16 July 2011	5,000,000	—	—	5,000,000	—
19 March 2002	8.97	19 March 2003 to 18 March 2009	100,000	—	—	100,000	—
2 May 2002	9.20	2 May 2003 to 1 May 2012	200,000	—	—	200,000	—

All the remaining and unexercised share options lapsed automatically upon the completion of the mandatory general offer by Cellular 8 Holdings Limited, a wholly-owned subsidiary of Sun Hung Kai Properties Limited, pursuant to the terms of the Old Share Option Scheme.

Save as disclosed above, no share options were granted, exercised, cancelled or lapsed during the year.

Valuation of the share options granted during the year

In assessing the value of the share options granted during the year ended 30 June 2003, the Black-Scholes option pricing model adjusted for dividends (the "Black-Scholes Model") was used. The Black-Scholes Model is one of the generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models set out in Chapter 17 of the Listing Rules. The variables of the Black-Scholes Model include:

- expected life of the options;
- risk-free interest rate;
- expected volatility; and
- expected dividend to be paid by the Company, if any.

In assessing the value of the share options granted during the year to Directors, the variables of the Black-Scholes Model and its values are listed as follows:

Grantee	Grant date	Expected life	Risk-free rate	Expected volatility	Expected dividend yield
Douglas Li	10 Feb 2003	6 years	3.66%	29.10%	1.31%
Patrick Chan Kai-lung	10 Feb 2003	6 years	3.66%	29.10%	1.31%

(a) The expected life is measured from the date of grant (the "Measurement Date").

(b) The risk-free rate applied to the Black-Scholes Model represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(c) The expected volatility used in the calculation represents the standard deviation of the daily closing share prices of the Company for the last twelve months from the Measurement Date.

(d) The expected dividend represents the average dividend yield for the four years from 1999 to 2003.

Using the Black-Scholes Model in assessing the value of share options granted during the year, the options would have an aggregate value of approximately HK$12,232,402 represented as follows:

	Number of share options granted during the year	Estimated value per option HK$	Estimated value of options granted during the year HK$
Douglas Li	5,000,000	2.35	11,756,471
Patrick Chan Kai-lung	200,000	2.38	475,931
Total	5,200,000		12,232,402

No adjustment has been made for possible future forfeiture of the options. No charge is recognised in the profit and loss account in respect of the value of options granted during the year. The share options granted will be recognised in the balance sheet at the time when the share options are exercised. Share capital will be credited at par for each share issued upon the exercise of share options, with share premium credited at the excess of net proceeds received over total share capital credited.

It should be noted that the value of options calculated using the Black-Scholes Model is based on various assumptions and is only an estimate of the value of share options granted during the year. It is possible that the financial benefit accruing to the grantee of an option will be considerably different from the value determined under the Black-Scholes Model.

A summary of the principal terms of the New Share Option Scheme is set out below pursuant to the requirements as contained in Chapter 17 of the Listing Rules:

(a) Purpose

The purpose of the New Share Option Scheme is to reward participants who have made a valuable contribution to the growth of the Group and to enable the Group to recruit and/or to retain employees who are regarded as valuable to the Group or are expected to be able to contribute to the business development of the Group.

(b) Participants

Any employee, agent, consultant or representative of the Company or any of the subsidiaries, including any director of the Company or any of the subsidiaries who has made valuable contribution to the growth of the Group based on his work experience, industry knowledge, performance, business connections or other relevant factors, will be eligible to participate in the Scheme at the invitation of the Directors.

(c) Maximum number of shares available for issue

The Company can issue options so that the total number of shares that may be issued upon exercise of all options to be granted under all the share option schemes does not in aggregate exceed 10 per cent. of the shares in issue on the date of adoption of the New Share Option Scheme. The Company may renew this limit at any time, subject to shareholders' approval and the issue of a circular and in accordance with the Listing Rules provided that the number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under all the share option schemes does not exceed 30 per cent. of the shares in issue from time to time.

At 23 September 2003, the number of shares issuable upon the exercise of the options granted pursuant to the New Share Option Scheme is 5,200,000 shares which represents approximately 0.89 per cent. of the issued ordinary share capital of the Company.

(d) Maximum entitlement of each participant

The maximum entitlement for any participant is that the total number of shares issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the latest grant does not exceed 1 per cent. of the relevant class of shares in issue.

(e) Time of exercise of option

No option may be exercised later than 10 years after it has been granted and no option may be granted more than 10 years after the date on which the Scheme is adopted by the Company in general meeting.

(f) Payment on acceptance of option

Acceptance of offer to grant an option shall be sent in writing together with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant must be received by the secretary of the Company within 28 days from the date of the making of such offer.

(g) Basis of determining the exercise price

The option price per share payable upon the exercise of any option will be determined by the Directors upon the grant of such option. It will be at least the higher of (i) the average closing price of a share as stated in the daily quotations sheets issued by the Stock Exchange for the five business days immediately preceding the day of offer of such option; (ii) the closing price of a share as stated in the Stock Exchange's daily quotations sheet on the day of offer of such option, which must be a business day; and (iii) the nominal value of a share.

(h) Remaining life of the Scheme

The New Share Option Scheme shall be valid and effective for a period of 10 years commencing from the adoption of the Scheme on 15 November 2002.

A summary of the principal terms of the Old Share Option Scheme is set out below pursuant to the requirements as contained in Chapter 17 of the Listing Rules:

(a) Participants

The Directors of the Company may, at their discretion, invite employees, including executive directors, of the Company and/or any of its subsidiaries (the "Employees"), to take up options to subscribe for shares of the Company.

(b) Maximum number of shares available for issue

The maximum number of shares in respect of which options may be granted (including shares in respect of which options, whether exercised or still outstanding, have already been granted) under the Old Share Option Scheme (or under any other share option scheme of the Company pursuant to which options may from time to time be granted to the Employees) is that number which represents 10 per cent. of the issued ordinary share capital of the Company from time to time, excluding for this purpose shares issued on exercise of options granted pursuant to the Old Share Option Scheme.

At 23 September 2003, no options are outstanding under the Old Share Option Scheme.

(c) Maximum entitlement of each participant

No option may be granted to any one person which if exercised in full would result in the total number of shares already issued and issuable to him under all the options previously granted to him and the said option exceeding 25 per cent. of the maximum aggregate number of shares calculated in accordance with paragraph (b) above.

(d) Time of exercise of option

The period during which an option may be exercised will be determined by the Directors in their absolute discretion, save that no option may be exercised later than 10 years after it has been granted.

(e) Payment on acceptance of option

A remittance in favour of the Company of HK$1.00 by way of consideration for the grant of an option is required to be paid by the grantee upon acceptance of the option, and such remittance shall in no circumstances be refundable.

(f) Basis of determining the exercise price

The subscription price of a share in respect of any particular option granted under the Old Share Option Scheme will be such price as the Directors in their absolute discretion determine, save that such price will not be less than a specified minimum. Such minimum price is whichever is the higher of: (i) the nominal value of a share; and (ii) 80 per cent. of the average of the closing prices of the shares on the Stock Exchange on the five days immediately preceding the date of grant of the option on which there were dealings in the shares on the Stock Exchange.

The minimum price was amended by the new requirements of the Listing Rules effected on 1 September 2001, being the higher of: (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

(g) Remaining life of the Scheme

The Old Share Option Scheme was terminated by the shareholders of the Company on 15 November 2002.

Disclosable interests and short positions of shareholders under the SFO

At 30 June 2003, the following parties (other than the Directors and chief executive of the Company) had interests of 5 per cent. or more in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO or as notified to the Company:

Name of shareholder	*Note*	Number of shares interested	Percentage of shares to issued share capital
Cellular 8 Holdings Limited ("Cellular 8")	1 and 2	283,670,075	48.66
Sun Hung Kai Properties Limited ("SHKP")	1 and 2	298,091,397	51.13
Marathon Asset Management Limited		42,692,873	7.32

Notes:

1. *For the purposes of the SFO, the interest of Cellular 8 in the 283,670,075 shares of the Company noted above against the name of Cellular 8 is also attributed to SHKP on the basis that SHKP controls one-third or more of Cellular 8. The number of shares noted above against the name of SHKP therefore duplicates the interest of Cellular 8.*

2. *For the purposes of the SFO, the same interest of Cellular 8 is also attributed to those subsidiaries of SHKP through which SHKP holds its interest in Cellular 8. These subsidiaries are TFS Development Company Limited and Fourseas Investments Limited.*

Save as disclosed above, no other parties had registered as having an interest of 5 per cent. or more in the shares or underlying shares of the Company or having short positions as recorded in the register kept under section 336 of the SFO.

Purchase, sale or redemption of shares

During the year ended 30 June 2003, the Company repurchased 3,107,500 shares on the Stock Exchange. These repurchased shares were subsequently cancelled. Please refer to note 24(b) to the financial statements for details of the repurchases.

The aggregate price of the repurchased shares (before expenses) was HK$25,369,575 of which HK$25,058,825 was charged against the share premium. A sum equivalent to the nominal value of the repurchased shares, amounting to HK$310,750 was transferred from retained profits to the capital redemption reserve.

Save as disclosed above, at no time during the year ended 30 June 2003 was there any purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

Pre-emptive rights

There is no provision for pre-emptive rights under either the Company's Bye-laws or the laws in Bermuda.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major customers and suppliers

The percentages of the Group's purchases attributable to major suppliers are as follows:

Percentage of purchases attributable to the Group's largest supplier	19
Percentage of purchases attributable to the Group's five largest suppliers	39

None of the Directors and their associates had an interest in the major suppliers noted above.

During the year, the Group sold less than 30 per cent. of its total goods and services to its five largest customers.

Connected transactions

1. Certain related party transactions as disclosed in note 28 to the financial statements also constituted connected transactions. The following transactions between certain connected persons (as defined in the Listing Rules) and the Company have been entered into and/or are ongoing for which the Stock Exchange has, subject to certain conditions, granted to the Company waivers from strict compliance with the relevant requirements of the Listing Rules.

    (a) Certain subsidiaries and associates of Sun Hung Kai Properties Limited ("SHKP"), the substantial shareholder of the Company, have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antenna and telephone cables on certain premises owned by them. For the year ended 30 June 2003, rental and licence fees paid and payable totalled HK$55,716,000.

    (b) Certain wholly-owned subsidiaries of SHKP provided general insurance services to the Group. For the year ended 30 June 2003, insurance premiums paid and payable were HK$7,747,000.

    (c) Certain wholly-owned subsidiaries of SHKP have provided consultancy services to the Group. For the year ended 30 June 2003, there were no such transactions and so no consultancy fees were paid.

    (d) Certain subsidiaries of SHKP have contracted with the Group to provide leased line and IT outsourcing services respectively. For the year ended 30 June 2003, the leased line rentals and IT outsourcing services fees paid were HK$120,000 and HK$503,000 respectively.

    (e) New-Alliance Asset Management (Asia) Limited, an associate of SHKP, has been appointed as the investment manager of the Group's Provident Scheme since October 1999. For the year ended 30 June 2003, no fee was paid by the Group as New-Alliance Management (Asia) Limited was remunerated by way of fee levied on funds under management.

    (f) British Telecommunications Plc., a substantial shareholder of the Company until 7 January 2003, and its subsidiary have provided consultancy services to the Group. For the year ended 30 June 2003, the consultancy fees paid were HK$279,000.

    The above transactions have been reviewed by the Company's Independent Non-Executive Directors. The Independent Non-Executive Directors confirmed that these transactions were entered into by the Company in the ordinary course of business and on normal commercial terms or terms that were fair and reasonable so far as the shareholders of the Company are concerned.

    The Independent Non-Executive Directors also confirmed that the transactions were entered into in accordance with the terms of the agreements governing such transactions or on terms no less favourable to the Group than terms available to or from independent third parties and that the aggregate amounts of the transactions for the financial year ended 30 June 2003 had not exceeded the relevant maximum amount capped for each category.

2. On 1 September 2000, a subsidiary of the Company, SmarTone (BVI) Limited subscribed for a 72 per cent. interest in the share capital of SmarTone Delta Asia (BVI) Limited and the remaining 28 per cent. interest was subscribed for by Delta Asia Group (Holdings) Limited.

   Subsequent to the establishment of SmarTone Delta Asia (BVI) Limited, a shareholders agreement between SmarTone (BVI) Limited and Delta Asia Group (Holdings) Limited was signed on 4 January 2001 whereby both shareholders agreed to establish a wholly owned subsidiary SmarTone – Comunicações Mōveis, S.A. for engaging in public mobile services in the Macau Special Administrative Region. The shareholders agreement also stipulated that the shareholders would provide for the necessary financing, either through external financing or by way of shareholders' loan, to both SmarTone Delta Asia (BVI) Limited and SmarTone – Comunicações Mōveis, S.A. in proportion to their respective shareholding. The amount of non-interest bearing loans due to SmarTone (BVI) Limited at the balance sheet date was HK$46,835,000.

Audit committee

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for the Formation of an Audit Committee" published by Hong Kong Society of Accountants.

The Audit Committee of the Company held a meeting on 8 September 2003 and reviewed the full year financial statements and reports of the Group for the year ended 30 June 2003. The Committee was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong. The Committee found no unusual items that were omitted from the financial statements and was satisfied with the disclosures of data and explanations shown in the financial statements.

Auditors

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

Code of Best Practice

In the opinion of the Directors, during the accounting period covered by this annual report, the Group has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the Non-Executive Directors were not appointed for specific terms. However, the Non-Executive Directors are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Bye-laws.

The financial information disclosed in this report complies with the disclosure requirements of Appendix 16 of the Listing Rules.

On behalf of the Board
Raymond Kwok Ping-luen
Chairman

Hong Kong, 23 September 2003


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DIRECTORS AND MANAGEMENT EXECUTIVES PROFILE

Directors

Raymond Kwok Ping-luen, *Chairman & Non-Executive Director*

Mr. Raymond Kwok (aged 50), was appointed as Director of the Company in April 1992. He holds a Master of Arts degree in Law from Cambridge University, a Master's degree in Business Administration from Harvard University and an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong. He is Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, Chairman and Chief Executive Officer of SUNeVision Holdings Ltd. and a director of The Kowloon Motor Bus Holdings Limited, Route 3 (CPS) Company Limited and Airport Freight Forwarding Centre Company Limited.

In civic activities, Mr. Kwok is a non-executive director of the Securities and Futures Commission, a director of The Real Estate Developers Association of Hong Kong, a member of the General Committee of The Hong Kong General Chamber of Commerce, a member of the Hong Kong Port Development Council, Vice Chairman of the Council of The Chinese University of Hong Kong. He is also Chairman of the Management Committees of the Police Children's Education Trust and the Police Education and Welfare Trust.

Douglas Li, *Executive Director & Chief Executive Officer*

Mr. Douglas Li (aged 49), was appointed Chief Executive Officer of the Group in July 2001. Mr. Li had served as SmarTone's founding CEO from its inception in 1992 until 1996. During that time with the Company, Mr. Li oversaw the rapid expansion and service innovations that laid the foundation for what SmarTone is today. In addition to his experience in mobile communications, Mr. Li has considerable experience in corporate finance and direct investment. Mr. Li graduated in Pharmacology from the University of London and is a Chartered Accountant. He worked for KPMG Peat Marwick in both London and Hong Kong, and joined Morgan Grenfell in Hong Kong in 1986. In 1989 Mr Li joined Sun Hung Kai Properties Limited and was responsible for corporate finance, direct investment and new business development. Mr. Li was Managing Director of Suez Asia Holdings in Hong Kong until he re-joined SmarTone in July 2001.

Patrick Chan Kai-lung, *Executive Director*

Mr. Patrick Chan (aged 43), was appointed Director of the Group in October 1996. Mr. Chan was the manager of the Strategic Development Department of Sun Hung Kai Properties Limited ("SHKP") before his appointment as Executive Director of the Group in March 2002. Prior to joining SHKP in 1990, he held various positions in the areas of research and investment at leading international banking groups. From December 1994 to May 1996, he was seconded as a full-time member to the Central Policy Unit of the Hong Kong Government. He has over 17 years' experience in research, investment, planning and investor relations. Mr. Chan holds a Bachelor of Economics (Hon.) degree from the University of Sydney, Australia and a Master of Economics degree from the Australian National University.

Ernest Lai Ho-kai, *Non-Executive Director*

Mr. Ernest Lai (aged 50), was appointed Director of the Company in November 1998. Mr. Lai is the Company Secretary of Sun Hung Kai Properties Limited.

Michael Wong Yick-kam, *Non-Executive Director*

Mr. Michael Wong (aged 51), was appointed Director of the Company in October 2001. He obtained his Bachelor's and Master's degrees in Business Administration from The Chinese University of Hong Kong.

Mr. Wong was appointed an executive director of Sun Hung Kai Properties Limited responsible for strategic planning, corporate development, infrastructure projects, financial investments and relations with the investment community. Mr. Wong is Deputy Chairman of RoadShow Holdings Limited. He is also an executive director of SUNeVision Holdings Ltd. and a non-executive director of USI Holdings Limited.

Andrew So Sing-tak, *Non-Executive Director*

Mr. Andrew So (aged 38), was appointed Director of the Company in April 2002. Mr. So is the Special Assistant to Mr. Raymond Kwok, Vice Chairman and Managing Director of Sun Hung Kai Properties Limited ("SHKP"). He is involved in developing SHKP's IT-related businesses and formulating growth strategies for SUNeVision Holdings Ltd.

Mr. So holds both a BA from Harvard University and MBA from Harvard Business School and he has over 12 years' experience in management and technology consulting, having worked extensively in the USA, UK, Hong Kong and elsewhere in Asia, formulating and executing strategies for companies in diverse industries.

Prior to joining SHKP Group, Mr. So was Senior Vice President and Managing Director – Greater China, with Digitas Asia Limited, subsidiary of a Nasdaq-listed systems integrator and web solutions provider headquartered in Boston, Massachusetts. He set up Digitas' first office in Asia to serve global and local clients. Before that, Mr. So held the position of Managing Director – Telecommunications, with Scient, a technology solutions provider based in San Francisco, where he led business development and solution delivery for Asian Telecom and Internet clients. Mr. So has also worked for the international consulting and systems integration firms Accenture and Cap Gemini, in the USA and Europe.

Cheung Wing-yui, *Non-executive Director*

Mr. Cheung (aged 53), was appointed Director of the Company in March 2003. Mr. Cheung is a director of a number of other publicly listed companies. He is also a non-executive director of SUNeVision Holdings Ltd.

Mr. Cheung is the Vice-Chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong and is a Council Member of The Open University of Hong Kong. Mr. Cheung received a Bachelor of Commerce degree in accountancy from the University of New South Wales, Australia. He is a certified practising accountant of the Australian Society of CPAs. Mr. Cheung has been a practising solicitor in Hong Kong since 1979 and is a partner of the law firm Woo, Kwan, Lee & Lo. He was admitted as a solicitor in the United Kingdom and as an advocate and solicitor in Singapore.

Eric Li Ka-cheung, JP, *Independent Non-Executive Director*

The Hon. Eric Li (aged 50), GBS, OBE, J.P., LLD, DSocSc., B.A., FHKSA, FCA, FCPAA, FCIS, was appointed Director of the Company in October 1996. Mr. Li is the senior partner of Li, Tang, Chen & Co., Certified Public Accountants, and an independent non-executive director of the Kowloon Motor Bus Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, SIIC Medical Science and Technology (Group) Limited, Hang Seng Bank Limited, China Vanke Co., Ltd. and China Resources Enterprise, Limited. Mr. Li is a member of the Legislative Council of Hong Kong, Chairman of its Public Accounts Committee and member of The 10th National Committee of Chinese People's Political Consultative Conference. He is also a past president of the Hong Kong Society of Accountants.

Ng Leung-sing, *Independent Non-Executive Director*

Mr. Ng (aged 54), was appointed Director of the Company in June 1997. Mr. Ng is a member of the Legislative Council of the Hong Kong Special Administrative Region ("HKSAR") and the Vice Chairman of The Chiyu Banking Corporation Limited.

Mr. Ng had been appointed as the Chinese Representative of the Sino-British Land Commission and the trustee of HKSAR's Government Land Fund from 1988 to 1997. He was the executive director and general manager of The China and South Sea Bank Limited, Hong Kong from 1990 to 1998. Mr. Ng is a member of the Corporate Contribution Programme Organisation Committee of the Hongkong Community Chest since 1992. Moreover, Mr. Ng has been appointed as a member of the Hong Kong Housing Authority since 1996. In the same year, he was elected as a member of the Provisional Legislative Council of HKSAR and was re-elected in the first Legislative Council in 1998.

Mr. Ng has been a director of Bank of China Group Charitable Foundation Limited since 1996, a member of Mandatory Provident Fund Schemes Advisory Committee since 1998, and a member of Admission of Talents Scheme Selection Committee since 1999. In the same year, Mr. Ng was a committee member of Hong Kong Council of Social Services, and a member of The Council & The Court of The Lingnan University. Mr. Ng is also a member of Fisheries Development Loan Fund Advisory Committee since 2001.

Sachio Semmoto, *Independent Non-Executive Director*

Dr. Sachio Semmoto (aged 61), was appointed Director of the Company in September 2002. He is a graduate of Kyoto University, Japan and received his MS and Ph.D. (Electrical Engineering) from University of Florida, US in 1968 and 1971, respectively.

Dr. Semmoto is Founder and CEO, of eAccess, Ltd., IP/telecom start-up providing high-speed broadband telecommunication services using xDSL technology. Prior to that, he spent 30 years in senior management positions, including Nippon Telephone & Telegraph (NTT), Kyocera and DDI Corp. (KDDI) which he co-founded as Executive Vice President in 1984. From 1996-2000, he was a Professor at the Graduate School of Business Administration, Keio University in Tokyo and a Visiting Professor at Haas School of Business, University of California, Berkeley in 2000. He is a frequent lecturer at Harvard, Stanford and University of Tokyo.

He is also a Fellow of the Institute of Electrical and Electronics Engineers. He co-founded the Japan Academic Society of Ventures and Entrepreneurs as Vice President and has been supporting high tech start-ups in Japan, Hong Kong and the US from high-level managing positions.

Members of Operations Committee

Stephen Chau

Chief Technology Officer

Mr. Stephen Chau is a technology veteran in telecommunications with over 17 years' experience. Prior to joining SmarTone, he was with HK Telecom CSL for more than 6 years, responsible for radio network planning and development. From 1995 to 1996, Mr. Chau was a member of the Radio Spectrum Advisory Committee under the Office of the Telecommunications Authority. He was also a member of the Advisory Committee of the Information Engineering Department of the Chinese University of Hong Kong. He is a member of the Institute of Electrical Engineers, UK and the Institute of Engineers, Australia, as well as a Chartered Engineer of Institute of Electrical Engineers, UK. Mr. Chau holds a Bachelor degree in Electronic Engineering from the Chinese University of Hong Kong.

Rita Hui

General Manager, Human Resources

Ms. Rita Hui has more than 21 years' experience in human resources, administration and sales operations, as well as logistics gained from local and multi-national corporations. Before joining SmarTone in 1995, Ms. Hui was the Regional Personnel Manager for the Asia Pacific zone of an international manufacturing company where she had served for more than 10 years. She is a member of Education Working Party of the Hong Kong Retail Management Association. Ms. Hui was also a committee member of Elite Development Programme of the Chinese University of Hong Kong. She received her Joint Diploma in Personnel Management from the Hong Kong Polytechnic and the Hong Kong Management Association.

Alex Ip

Chief Executive Officer of SmarTone (Macau)

Dr. Alex Ip has over 15 years' experience in international telecommunications. Prior to joining SmarTone, Dr. Ip was in charge of the Internet and multimedia strategic relations in Asia Pacific for British Telecom ("BT"), with responsibility for developing BT's investment strategy and business in the region. Dr. Ip holds a Ph.D. in Data Communications from Loughborough University in the UK and is a Chartered Engineer. He is also a member of the Institution of Electrical Engineers and the Institute of Electrical and Electronic Engineers.

Chris Lau

Director of Future Services

Mr. Chris Lau has extensive experience in telecommunications in North America and Hong Kong. Before joining SmarTone in 1992, he had held various telecommunications product and services development positions in both mobile and fixed network operators in Canada and Hong Kong for over 11 years. Mr. Lau holds a Bachelor degree in Electrical and Electronic Engineering from the Institute of Science and Technology, University of Manchester, England, and is a member of the Institute of Electrical Engineers and Association of Professional Engineers of Ontario, Canada.

William Yeung

Director of Customers Division

Mr. William Yeung has more than 12 years' experience in the telecommunications industry. Prior to joining SmarTone, Mr. Yeung was the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited. He holds a Bachelor of Arts degree from Hong Kong Baptist University, a Master of Business Administration degree from University of Strathclyde, United Kingdom and a Master of Science degree in Electronic Commerce & Internet Computing from the University of Hong Kong.



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(HK$ millions except per share amounts)

	Year ended 30 June or as at 30 June				
	2003	2002	2001	2000	1999
Profit and loss account					
Turnover	**2,832**	2,401	2,485	2,894	3,074
Profit/(loss) attributable to shareholders	**408**	115	(284)	(363)	604
Earnings/(loss) per share (HK$)	**0.70**	0.20	(0.47)	(0.60)	1.21
Dividends					
Total dividend	**2,315**	41	Nil	96	244
Total per share for the year (HK$)	**0.47**	0.07	Nil	0.16	0.45
Special cash dividend per share (HK$)	**3.50**	Nil	Nil	Nil	Nil
Balance sheet					
Non-current assets	**2,415**	2,458	2,100	2,327	2,451
Net current assets	**2,977**	2,691	2,993	3,137	3,461
Net assets	**5,392**	5,149	5,093	5,464	5,912
Share capital	**58**	58	59	60	60
Reserves	**5,314**	5,074	5,028	5,404	5,852
Shareholders' funds	**5,372**	5,132	5,087	5,464	5,912
Minority interest	**20**	17	6	—	—
	5,392	5,149	5,093	5,464	5,912


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To the shareholders of
SmarTone Telecommunications Holdings Limited
(Incorporated in Bermuda with limited liability)

We have audited the accounts on pages 49 to 82 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 September 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 June 2003

	Note	**2003 HK$000**	2002 HK$000
Turnover	2	**2,831,538**	2,401,252
Cost of goods sold and services provided	4	**(873,581)**	(582,108)
Gross profit		**1,957,957**	1,819,144
Other revenues	2, 8	**72,140**	86,108
Other operating expenses	5	**(1,606,392)**	(1,673,659)
Impairment of fixed and other assets	6	**—**	(122,495)
Operating profit	8	**423,705**	109,098
Share of loss of an associate		**(16,620)**	(3)
Profit for the year		**407,085**	109,095
Minority interest		**730**	6,074
Profit attributable to shareholders	12, 26	**407,815**	115,169
Dividends			
Attributable for the year	13	**274,017**	40,777
Special cash dividend	13	**2,040,552**	—
Earnings per share			
Basic	14	**HK$0.70**	HK$0.20
Diluted	14	**N/A**	N/A

As at 30 June 2003

	Note	2003 HK$000	2002 HK$000
ASSETS			
Non-current assets			
Fixed assets	15	**1,703,220**	1,752,869
Interest in an associate	16	**3,050**	18,939
Investments	17	**701,092**	682,321
Deferred expenditure	18	**7,554**	4,304
		2,414,916	2,458,433
Current assets			
Inventories	20	**29,605**	34,456
Investments	17	**53,387**	—
Trade receivables	21	**103,200**	172,336
Deposits and prepayments		**100,993**	148,852
Other receivables		**25,034**	23,897
Cash and bank balances	22	**3,212,864**	2,943,507
		3,525,083	3,323,048
Current liabilities			
Trade payables	23	**145,902**	93,271
Other payables and accruals		**297,482**	396,603
Customers' deposits		**26,878**	43,193
Deferred income		**78,058**	89,833
Taxation		**—**	8,992
		548,320	631,892
Net current assets		**2,976,763**	2,691,156
Total assets less current liabilities		**5,391,679**	5,149,589
CAPITAL AND RESERVES			
Share capital	24	**58,301**	58,435
Reserves	26	**5,313,794**	5,074,102
Shareholders' funds		**5,372,095**	5,132,537
Minority interest		**19,584**	17,052
		5,391,679	5,149,589

Raymond Kwok Ping-luen
Director
23 September 2003

Douglas Li
Director
23 September 2003

As at 30 June 2003

	Note	**2003 HK$000**	2002 HK$000
ASSETS			
Non-current assets			
Subsidiaries	19	**6,096,084**	4,702,834
Current assets			
Other receivables		**811**	1,881
Cash and bank balances	22	**390,807**	524,467
		391,618	526,348
Current liabilities			
Other payables and accruals		**488**	16
Net current assets		**391,130**	526,332
Total assets less current liabilities		**6,487,214**	5,229,166
CAPITAL AND RESERVES			
Share capital	24	**58,301**	58,435
Reserves	26	**6,428,913**	5,170,731
		6,487,214	5,229,166

Raymond Kwok Ping-luen
Director
23 September 2003

Douglas Li
Director
23 September 2003

For the year ended 30 June 2003

	Note	2003 HK$000	2002 HK$000
Operating activities			
Net cash inflow generated from operations	31	**843,903**	387,029
Hong Kong profits tax paid		**(14)**	(60)
Net cash inflow from operating activities		**843,889**	386,969
Investing activities			
Purchases of fixed assets		**(395,523)**	(267,257)
Proceeds from disposal of fixed assets		**691**	1,040
Deferred expenditure		**(14,960)**	(14,160)
Purchases of held-to-maturity debt securities		**(684,728)**	(682,108)
Proceeds of early redemption and disposal of held-to-maturity debt securities		**601,883**	39,000
Additional advance to an associate		**(731)**	(5,950)
Purchases of equity securities		**(6,931)**	(15,600)
Interest received		**90,762**	75,110
Net cash outflow from investing activities		**(409,537)**	(869,925)
Financing activities			
Contribution from a minority shareholder to a subsidiary company		**3,262**	17,671
Repurchases of shares		**(25,370)**	(69,636)
Decrease/(increase) in pledges of bank deposits		**133,263**	(391,353)
Dividends paid		**(142,887)**	—
Net cash outflow from financing		**(31,732)**	(443,318)
Increase/(decrease) in cash and cash equivalents		**402,620**	(926,274)
Cash and cash equivalents at beginning of year		**2,418,105**	3,344,379
Cash and cash equivalents at end of year		**2,820,725**	2,418,105
Analysis of cash and cash equivalents			
Cash and bank balances	22	**3,212,864**	2,943,507
Less: pledged bank deposits	22	**(392,139)**	(525,402)
		2,820,725	2,418,105

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2003

	Share capital HK$000	Share premium HK$000	Capital redemption reserve HK$000	Contributed surplus HK$000	Retained profits HK$000	Total HK$000
Year ended 30 June 2002						
1 July 2001	59,228	4,298,104	1,357	199,800	528,516	5,087,005
Repurchases of shares	(793)	(68,844)	793	—	(793)	(69,637)
Profit for the year	—	—	—	—	115,169	115,169
30 June 2002	**58,435**	**4,229,260**	**2,150**	**199,800**	**642,892**	**5,132,537**
Year ended 30 June 2003						
1 July 2002	58,435	4,229,260	2,150	199,800	642,892	5,132,537
Repurchases of shares	(311)	(25,059)	311	—	(311)	(25,370)
Issue of new shares in lieu of cash dividend	177	14,316	—	—	(14,493)	—
Payment of 2002 final dividend	—	—	—	—	(26,284)	(26,284)
Payment of 2003 interim dividend	—	—	—	—	(116,603)	(116,603)
Profit for the year	—	—	—	—	407,815	407,815
30 June 2003	**58,301**	**4,218,517**	**2,461**	**199,800**	**893,016**	**5,372,095**

For the year ended 30 June 2003

1 Basis of preparation and principal accounting policies

The basis of preparation and principal accounting policies adopted in these consolidated financial statements are set out below:

a Basis of preparation

The financial statements have been prepared under the historical cost convention in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ('HKSA').

The Group has adopted in the current year the following new or revised Statements of Standard Accounting Practice ('SSAPs') issued by the HKSA which have been effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 33	:	Discontinuing operations
SSAP 34	:	Employee benefits

Adoption of the new or revised SSAPs has not had a material financial impact on these financial statements because the Group was already following the recognition and measurement criteria specified therein. However, some presentations and disclosures, including comparatives, have been revised or extended.

b Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 30 June. Subsidiaries are those entities in respect of which the Group controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

1 Basis of preparation and principal accounting policies *(continued)*

c Associated company

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and in whose management significant influence is exercised.

The consolidated profit and loss account includes the Group's share of the results of the associated company for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated company.

In the Company's balance sheet the investment in the associated company is stated at cost less provision for impairment losses. The results of the associated company are accounted for by the Company on the basis of dividends received and receivable.

Equity accounting of losses is discontinued when the carrying amount of the investment in the associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

d Goodwill

Goodwill is calculated as the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of acquisition.

Goodwill on acquisitions that occurred prior to 1 July 2001 was written off against reserves.

There have been no acquisitions by the Group during the years ended 30 June 2002 and 2003.

e Fixed assets

Fixed assets are stated at cost less accumulated depreciation and, when necessary, accumulated impairment losses. Fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates adopted are as follows:

Leasehold land and buildings	Over the lease term
Leasehold improvements	Over the lease term
Network and testing equipment	10% - 33⅓%
Computer, billing and office telephone equipment	20% - 33⅓%
Other fixed assets	20% - 33⅓%

The cost of the network comprises assets and equipment of the digital mobile radio telephone networks purchased at cost. Depreciation of each network commences from the date of launch.

No depreciation is provided for any part of any network under construction, including the equipment therein.

Other fixed assets comprise motor vehicles, equipment, furniture and fixtures.

The gain or loss arising from the disposal or retirement of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that any fixed assets are impaired in value. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

1 **Basis of preparation and principal accounting policies** *(continued)*

f **Telecommunications licence for third generation ('3G') services**

Expenditure on acquiring the Group's 3G licence telecommunications spectrum in Hong Kong includes spectrum utilisation fees payable for the allocation of specific spectrum and the annual royalties payable in accordance with the Group's 3G licence. Such fees and royalties payable prior to the launch of commercial services are integral to the development and construction of the related network and are deferred and included within fixed assets. Depreciation will be provided from the commencement of service over the shorter of the remaining life of the licence or the estimated useful life of the fixed assets.

g **Investments**

(i) Equity securities

Equity securities are stated at cost less any provision required for impairment loss.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account.

The impairment loss is written back to profit and loss when the circumstances that led to the write-downs cease to exist and there is a strong likelihood that the new circumstances will continue for the foreseeable future.

(ii) Held-to-maturity debt securities

Debt securities which are intended to be held until maturity are stated in the balance sheet at cost plus or minus any discount or premium amortised to date. The discount or premium on acquisition is amortised over the period to maturity and included as interest income or expense in the profit and loss account. Provision is made when there is a diminution in value other than temporary.

The carrying amounts of held-to-maturity debt securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account.

h **Inventories**

Inventories, comprising handsets and accessories, are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

i **Deferred expenditure**

(i) Licence application expenditure

Licence application expenditure is deferred and amortised over the term of the relevant licence.

(ii) Handset subsidies

The costs relating to handset subsidies provided to customers are deferred and amortised on a straight-line basis over the average postpaid subscription life of twelve months.

1 **Basis of preparation and principal accounting policies** *(continued)*

j Translation of foreign currencies

Transactions in foreign currencies are recorded at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The financial statements of subsidiaries expressed in foreign currencies are translated at rates of exchange ruling at the balance sheet date. The profit and loss account is translated at an average rate whilst exchange differences are dealt with as movements in reserves.

k Trade receivables

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

l Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost.

In the cash flow statement, cash and cash equivalents include cash on hand and demand deposits with banks.

m Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

n Assets held under leases

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the lower of the fair value of the asset and the present value of the minimum lease payments is recorded as an asset and a corresponding liability of the same amount is recorded. Payments to the lessor are treated as consisting of capital and interest elements. Finance charges are debited to the profit and loss account in proportion to the capital balances outstanding. Assets held under finance leases are depreciated over the shorter of their estimated useful lives and the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

1 Basis of preparation and principal accounting policies *(continued)*

o Contingent assets and liabilities

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

p Revenue recognition

Revenue is recognised, net of discounts and allowances given, when it is probable that the economic benefits will accrue to the Group and when the revenue can be measured reliably on the following bases:

(i) sales of goods: when the significant risks and rewards of ownership have been transferred to the buyer;

(ii) telecommunications, international direct dial and internet related services: when the service is rendered and based on the usage of the Group's telecommunications networks and facilities;

(iii) interest income: on a time proportion basis.

Telecommunications service revenue in respect of standard service plans billed in advance is deferred and included under deferred income.

q Retirement benefit costs

The Group participates in two defined contribution retirement schemes, an Occupational Retirement Scheme ('ORSO') and a Mandatory Provident Fund Scheme ('MPF'), for employees (together 'the Schemes'). The assets of the Schemes are held separately from those of the Group in independent administrated funds.

The Group's contributions to the Schemes are expensed as incurred. Contributions to the ORSO scheme are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the Group's contributions.

1 Basis of preparation and principal accounting policies *(continued)*

r Dividends

Dividends paid are accounted for as an appropriation of retained profits in the period in which paid. Dividends satisfied by shares are accounted for as an issue of shares in the period of issue, with an appropriation of retained profits equal to the market value of the shares at date of issue. No liability is recognised in the balance sheet for dividends proposed or declared after the balance sheet date.

s Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave attributable to service rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity or paternity leave and marriage leave are not recognised until the time the leave is taken.

(ii) Profit sharing and bonus plans

Provisions are established for amounts payable within twelve months of the balance sheet date in respect of profit sharing and bonus plans. Provisions are only recognised when the Group has a present legal or constructive obligation arising from service rendered by employees and a reliable estimate of the obligation can be made.

(iii) Employee share option schemes

Where share options are granted at the market price of the shares on the date of the grant, no compensation cost is recognised in the profit and loss account. Where share options are granted at a discount to the market price, a compensation cost is recognised in the profit and loss account based on that discount. When the share options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

2 Turnover and other revenues

The Group is principally engaged in the provision of mobile telecommunications and related services and the sale of mobile telephones and accessories. Revenues recognised during the year are as follows:

	2003 HK$000	2002 HK$000
Turnover		
Mobile and international telecommunications services	**2,263,140**	2,171,303
Mobile telephone and accessory sales	**556,120**	177,795
Internet services (note 7)	**12,278**	52,154
	2,831,538	2,401,252
Other revenues		
Interest income	**72,140**	86,108
Total revenues	**2,903,678**	2,487,360

3 Segment reporting

For the year ended 30 June 2003, more than ninety per cent. of the Group's turnover and operating profit were attributable to its mobile communications operations in the Special Administrative Regions of Hong Kong and Macau. Accordingly, no analysis by either business or geographical segment is included in these financial statements.

4 Cost of goods sold and services provided

	2003 HK$000	2002 HK$000
Cost of goods sold	**552,499**	226,197
Interconnect charges and international telecommunications services	**280,254**	316,143
Other	**40,828**	39,768
	873,581	582,108

5 Other operating expenses

	2003	2002
	HK$000	HK$000
Network costs	**456,022**	459,430
Depreciation	**399,946**	410,348
Salary and related costs (including directors' emoluments)	**360,104**	377,308
Sales and marketing expenses	**158,990**	176,820
Rental and utilities	**106,090**	118,059
Other operating expenses	**123,463**	119,595
Loss on disposal of fixed assets	**1,777**	12,099
	1,606,392	1,673,659

6 Impairment of fixed and other assets

	2003	2002
	HK$000	HK$000
Fixed assets - impairment losses	**—**	96,082
Provision against interests in an associate and equity securities	**—**	26,413
	—	122,495

During the year ended 30 June 2002, the Group made an impairment charge of HK$96 million in respect of certain fixed assets of its Internet service provider and other non-core businesses including associated onerous commitments. The Group also made an impairment charge of HK$26 million in respect of its investments in technology funds.

7 Discontinued operation

During October to December 2002, the Group discontinued providing fixed broadband and narrowband Internet access services ('Internet Services') to its retail customers. The Group also entered into an arrangement with another Internet service provider to ensure continuity of service to its former retail customers. The business was closed in June 2003. The turnover and results, cash flows and assets and liabilities of the Internet Services business segment were as follows:

	2003 HK$000	2002 HK$000
Turnover and results		
Turnover	**12,278**	52,154
Interest income	**2**	8
Operating costs	**(10,477)**	(65,414)
Impairment of fixed assets	**—**	(67,884)
Operating profit/(loss)	**1,803**	(81,136)
Cash flows		
Net operating cash (outflow)/inflow	**(1,445)**	33,258
Net investing cash inflow/(outflow)	**2**	(33,248)
Total net cash (outflow)/inflow	**(1,443)**	10

	30 June 2003 HK$000	30 June 2002 HK$000
Assets and liabilities		
Current assets	**902**	6,053
Total liabilities	**(718)**	(19,709)
Net assets/(liabilities)	**184**	(13,656)

The above assets and liabilities exclude intergroup payables and receivables.

The Group has not entered into any sale agreements for any assets of the discontinued operation. Accordingly, no profit or loss on the disposal of any asset has arisen.

8 Operating profit

Operating profit is stated after crediting and charging:

	2003 HK$000	2002 HK$000
Crediting		
Interest income:		
Listed investments	**17,365**	6,597
Net realised loss on disposal of listed debt securities (note 17)	**(6,336)**	—
Deposits with bank and other financial institutions	**44,212**	73,136
Other	**16,899**	6,375
	72,140	86,108
Net exchange gain	**—**	46
Charging		
Depreciation:		
Owned fixed assets	**257,705**	263,610
Leased fixed assets	**142,241**	146,738
	399,946	410,348
Amortisation of deferred expenditure	**11,710**	40,703
Operating lease rentals for land and buildings, transmission sites and leased lines	**442,336**	456,654
Loss on disposals of fixed assets	**1,777**	12,099
Auditors' remuneration	**1,070**	1,305
Provision for inventories	**1,811**	6,528
Net exchange loss	**268**	—
Provision for bad and doubtful debts	**18,848**	11,827
Retirement benefit costs (note 10)	**18,437**	17,979

9 Emoluments of directors and senior management

a Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2003 **HK$000**	2002 HK$000
Fees	**1,105**	660
Salaries and allowances	**9,452**	9,526
Bonuses	**260**	555
Pensions contributions	**809**	519
	11,626	11,260

The directors' emoluments for 2003 include nil (2002: HK$3,118,000) in respect of four directors (2002: six directors) who resigned during the year.

Included in the above directors' fees are the emoluments of the independent non-executive directors of the Company of HK$460,000 (2002: HK$160,000). No director received any emoluments from Sun Hung Kai Properties Limited, the ultimate holding company of SmarTone Telecommunications Holdings Limited, in respect of their services to the Group during the year ended 30 June 2003.

None of the directors (2002: none) waived emoluments in respect of the financial year ended 30 June 2003. During the year, no amounts have been paid by the Group to the directors as an inducement to join the Group or as compensation for loss of office (2002: Nil).

During the year, 5,200,000 options were granted to the directors under the share option scheme adopted by the Company on 15 November 2002. These were to replace options under the previous scheme which had either been cancelled or lapsed during the year ended 30 June 2003. Refer to note 25 - 'Employee share option schemes' for details of options granted during the year.

The emoluments of the directors fell within the following bands:

HK$	**2003** **Number of directors**	2002 Number of directors
0 - 1,000,000	**12**	15
3,000,001 - 3,500,000	**1**	1
7,000,001 - 7,500,000	**1**	1
	14	17

9 Emoluments of directors and senior management *(continued)*

b Five highest paid individuals

In addition to the two (2002: two) highest paid directors above, there were three employees (2002: three employees) whose emoluments were among the five highest in the Group. Details of the emoluments payable to these three employees (2002: three employees) during the year are as follows:

	2003 HK$000	2002 HK$000
Salaries and allowances	**6,893**	6,631
Bonuses	**448**	—
Pension contributions	**624**	593
	7,965	7,224

The emoluments of these employees fell within the following bands:

HK$	**2003 Number of employees**	2002 Number of employees
2,000,001 - 2,500,000	**1**	2
2,500,001 - 3,000,000	**2**	1
	3	3

10 Retirement benefits

	2003 HK$000	2002 HK$000
Scheme costs	**21,054**	23,341
Less: forfeited contributions	**(2,617)**	(5,362)
Net cost charged to profit and loss account	**18,437**	17,979

Contributions to the ORSO scheme by the Group and the employees are calculated as specified percentages of each employee's basic salary and are expensed as incurred. The Group's contributions may be reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the Group's contributions. At 30 June 2002 and 2003, all contributions to the ORSO scheme forfeited by employees had been utilised by the Group to reduce its contributions payable.

A MPF scheme was established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000 and the Group's employees may elect to join the MPF scheme. Both the Group and the employees are required to contribute 5 per cent. of the employee's relevant income with a maximum amount of HK$1,000 per month as a mandatory contribution. Employer's mandatory contributions are expensed as incurred and vest 100 per cent. in the employees as soon as they are paid to the MPF scheme.

11 Taxation

No provision for Hong Kong profits taxation has been made as the Group has sufficient tax losses brought forward to offset the assessable profit for the year (2002: Nil).

The deferred tax charge/(credit) for the year which has not been recognised in the profit and loss account is as follows:

	2003 **HK$000**	2002 HK$000
Accelerated depreciation allowances	**27,696**	(52,166)
Tax losses	**1,340**	125,118
Other timing differences	**(644)**	(4,220)
	28,392	68,732

12 Profit/(loss) attributable to shareholders

Of the Group's profit for the year, a profit of HK$1,426,305,000 (2002: loss of HK$35,411,000) has been dealt with in the financial statements of the Company.

13 Dividends

	2003 **HK$000**	2002 HK$000
Final, paid, of HK$0.07 per share (note a)	**—**	40,777
Interim, paid, of HK$0.20 per share (note b)	**116,603**	—
Final, proposed, of HK$0.27 per share (note c)	**157,414**	—
Attributable for the year	**274,017**	40,777
Special cash dividend, proposed, of HK$3.50 per share (note d)	**2,040,552**	—
	2,314,569	40,777

Notes:

a At a meeting held on 24 September 2002, the Directors recommended the declaration of a final dividend of HK$0.07 per share for the year ended 30 June 2002. This dividend was paid on 18 November 2002 and has been accounted for as an appropriation of retained profits for the year ended 30 June 2003.

b At a meeting held on 11 March 2003, the Directors declared an interim dividend of HK$0.20 per share for the year ended 30 June 2003. The interim dividend was paid on 11 April 2003 and has been accounted for as an appropriation of retained profits for the year ended 30 June 2003.

c At a meeting held on 23 September 2003, the Directors recommended the declaration of a final dividend of HK$0.27 per share for the year ended 30 June 2003. This proposed dividend is not included as a dividend payable in the Group or Company balance sheet as at 30 June 2003, but will be accounted for as an appropriation of retained profits for the year ending 30 June 2004.

d At a meeting held on 23 September 2003, the Directors recommended the declaration of a special cash dividend of HK$3.50 per share. This proposed special cash dividend is not included as a dividend payable in the Group or Company balance sheet as at 30 June 2003, but will be accounted for as an appropriation of retained profits and/or contributed surplus for the year ending 30 June 2004.

14 Earnings per share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$407,815,000 (2002: HK$115,169,000) and on the weighted average number of 583,327,626 shares (2002: 588,929,496 shares) in issue during the year.

For the years ended 30 June 2002 and 2003, no diluted earnings per share is presented as there are no potentially dilutive shares outstanding.

15 Fixed assets

	Medium term leasehold land and buildings in Hong Kong HK$000	Leasehold improvements HK$000	Network and testing equipment HK$000	Computer, billing and office telephone equipment HK$000	Other fixed assets HK$000	Network under construction HK$000	Total HK$000
Cost							
1 July 2002	8,000	151,156	2,962,121	448,203	60,773	252,711	3,882,964
Additions	—	10,900	9,193	26,419	5,750	313,842	366,104
Reclassifications	—	—	243,185	—	—	(243,185)	—
Disposals	—	—	(84,043)	(9,523)	(3,638)	(1,139)	(98,343)
30 June 2003	**8,000**	**162,056**	**3,130,456**	**465,099**	**62,885**	**322,229**	**4,150,725**
Accumulated depreciation and impairment loss							
1 July 2002	8,000	125,616	1,530,217	377,808	48,207	40,247	2,130,095
Charge for the year	—	13,558	342,964	35,694	7,730	—	399,946
Reclassifications	—	—	(179)	—	—	179	—
Written back on disposals	—	—	(69,635)	(9,506)	(3,392)	(3)	(82,536)
30 June 2003	**8,000**	**139,174**	**1,803,367**	**403,996**	**52,545**	**40,423**	**2,447,505**
Net book value							
30 June 2003	**—**	**22,882**	**1,327,089**	**61,103**	**10,340**	**281,806**	**1,703,220**
30 June 2002	—	25,540	1,431,904	70,395	12,566	212,464	1,752,869

As at 30 June 2003, the net book value of fixed assets held by the Group under finance leases amounted to HK$657,828,203 (2002: HK$807,959,000).

Included within network under construction are capitalised 3G spectrum utilisation fees of HK$86,091,000 (2002: HK$36,091,000).

16 Interest in an associate

	2003 HK$000	2002 HK$000
Group's share of net assets	—	—
Amount due from an associate, less provision	3,050	18,939
	3,050	18,939

Details of the Group's associate at 30 June 2003 are as follows:

Name	Place of incorporation and operation	Principal activity	Particulars of issued shares held	Interest held
New Top Finance Limited	The British Virgin Islands	Investment holdings	375 ordinary shares of US$1 each	37.5%

The amount due from the associate is unsecured and interest free, and has no fixed terms of repayment.

17 Investments

	2003 HK$000	2002 HK$000
Equity securities		
Overseas unlisted investments	44,144	39,213
Held-to-maturity debt securities		
Listed		
Overseas	367,287	293,036
Hong Kong	—	74,193
Unlisted	343,048	275,879
	710,335	643,108
Less: Debt securities maturing within one year included within current assets	(53,387)	—
	656,948	643,108
	701,092	682,321
Market value of listed securities		
Overseas	379,186	293,095
Hong Kong	—	75,244
	379,186	368,339

17 Investments *(continued)*

A loss of HK$6.3 million (2002: Nil) arose on the disposal of certain listed held-to-maturity debt securities as follows:

	2003	2002
	HK$000	HK$000
Proceeds of securities sold during the year	**172,883**	—
Proceeds of early redemption of securities	**429,000**	39,000
Total proceeds received	**601,883**	39,000
Carrying value at dates of disposal or redemption	**(608,219)**	(39,000)
Net realised loss on disposal	**(6,336)**	—

The held-to-maturity debt securities sold during the year, were disposed of prior to maturity, as a precautionary measure in light of the deteriorating credit quality of the issuers of the securities.

The early redemption of held-to-maturity debt securities arose due to the issuers of the securities exercising their mandatory rights and not at the discretion of the Group.

18 Deferred expenditure

	2003			2002		
	Handset subsidies	**Licence application expenditure**	**Total**	Handset subsidies	Licence application expenditure	Total
	HK$000	**HK$000**	**HK$000**	HK$000	HK$000	HK$000
Cost						
1 July	**772,952**	**4,159**	**777,111**	758,792	4,159	762,951
Additions	**14,960**	**—**	**14,960**	14,160	—	14,160
30 June	**787,912**	**4,159**	**792,071**	772,952	4,159	777,111
Accumulated amortisation						
1 July	**768,682**	**4,125**	**772,807**	728,395	3,709	732,104
Charge for the year	**11,676**	**34**	**11,710**	40,287	416	40,703
30 June	**780,358**	**4,159**	**784,517**	768,682	4,125	772,807
Net book value						
30 June	**7,554**	**—**	**7,554**	4,270	34	4,304

19 Subsidiaries

	2003 HK$000	2002 HK$000
Unlisted shares, at cost	**939,189**	939,189
Amounts due from subsidiaries (note)	**5,186,282**	3,793,032
	6,125,471	4,732,221
Amounts due to a subsidiary (note)	**(29,387)**	(29,387)
	6,096,084	4,702,834

Note:

The amounts due from/(to) subsidiaries are unsecured and interest-free, and are not repayable within twelve months of the balance sheet date.

None of the subsidiaries had any loan capital subsisting at the end or at any time during the year ended 30 June 2003 (2002: Nil).

Details of the principal subsidiaries which materially affect the results for the year ended 30 June 2003 or the net assets at 30 June 2003 of the Group are set out below:

Name	Place of incorporation	Principal activities and place of operation	Particulars of issued share capital	Group equity interest
SmarTone (BVI) Limited *	The British Virgin Islands ('BVI')	Investment holding and group financing in BVI	1,000 ordinary shares of US$1 each	100%
SmarTone Mobile Communications Limited	Hong Kong	Provision of digital mobile radio telephone services and sales of mobile telephones and accessories in Hong Kong	100,000,000 ordinary shares of HK$1 each	100%
SmarTone 3G Limited	Hong Kong	Provision of 3G mobile radio telephone services in Hong Kong	2 ordinary shares of HK$1 each	100%
SmarTone Telecommunications Services (China) Limited	Hong Kong	Provision of agency and consultancy services in Hong Kong and Mainland China	2 ordinary shares of HK$1 each	100%
SmarTone-Comunicacões Moveis S.A.	Macau	Provision of digital mobile radio telephone services and sales of mobile telephones and accessories in Macau.	1,000,000 shares of MOP1 each	72%

* Subsidiary held directly by the Company.

All of the above subsidiaries are limited liability companies.

20 Inventories

At 30 June 2003 and 2002, all inventories represent goods held for re-sale. At 30 June 2003, the carrying amount of inventories valued at net realisable value was HK$579,000 (2002: HK$4,340,000).

21 Trade receivables

The Group allows an average credit period of thirty days to its subscribers and other customers. The ageing of the trade receivables, net of provisions, is as follows:

	2003	2002
	HK$000	HK$000
Current to 30 days	**92,423**	135,999
31 - 60 days	**7,992**	22,448
61 - 90 days	**2,785**	13,889
	103,200	172,336

22 Cash and bank balances

	2003	2002
	HK$000	HK$000
Group		
Pledged bank deposits	**392,139**	525,402
Cash and bank balances	**2,820,725**	2,418,105
	3,212,864	2,943,507

Of the HK$392,139,000 (2002: HK$525,402,000) pledged bank deposits, HK$200,000,000 (2002: HK$250,000,000) has been pledged as cash collateral for the Group's 3G licence performance bond as referred to in note 32 - 'Contingent liabilities'.

	2003	2002
	HK$000	HK$000
Company		
Pledged bank deposits	**387,812**	520,465
Cash and bank balances	**2,995**	4,002
	390,807	524,467

23 Trade payables

The ageing of the trade payables is as follows:

	2003 **HK$000**	2002 HK$000
Current to 30 days	**66,428**	31,425
31 - 60 days	**33,786**	48,130
61 - 90 days	**14,111**	10,220
Over 90 days	**31,577**	3,496
	145,902	93,271

24 Share capital

	Shares of HK$0.10 each	HK$000
Authorised:		
1 July 2002 and 30 June 2003	1,000,000,000	100,000
Issued and fully paid:		
1 July 2001	592,278,842	59,228
Repurchases of shares (note a)	(7,926,000)	(793)
30 June 2002	584,352,842	58,435
1 July 2002	584,352,842	58,435
Repurchases of shares (note b)	(3,107,500)	(311)
Issue of new shares in lieu of cash dividend (note c)	1,769,586	177
30 June 2003	**583,014,928**	**58,301**

24 Share capital *(continued)*

Notes:

a During the year ended 30 June 2002, the Company repurchased 7,926,000 shares on The Stock Exchange of Hong Kong Limited. These repurchased shares were subsequently cancelled and an amount equivalent to the nominal value of these shares was transferred from retained profits to the capital redemption reserve.

Details of these repurchases are as follows:

Month of repurchase	Number of shares repurchased	Price per share Highest HK$	Price per share Lowest HK$	Aggregate price paid HK$
August 2001	1,154,500	8.95	8.70	10,152,375
November 2001	505,000	8.70	8.60	4,386,250
December 2001	1,505,500	8.55	8.40	12,776,225
March 2002	1,980,500	8.90	8.75	17,488,975
April 2002	2,780,500	9.00	8.80	24,832,425
	7,926,000			69,636,250

b During the year ended 30 June 2003, the Company repurchased 3,107,500 shares on The Stock Exchange of Hong Kong Limited. These repurchased shares were subsequently cancelled and an amount equivalent to the nominal value of these shares was transferred from retained profits to the capital redemption reserve.

Details of these repurchases are as follows:

Month of repurchase	Number of shares repurchased	Price per share Highest HK$	Price per share Lowest HK$	Aggregate price paid HK$
July 2002	109,500	7.95	7.90	865,525
August 2002	1,712,000	8.25	7.60	13,586,575
January 2003	908,500	8.50	8.35	7,708,725
February 2003	377,500	8.50	8.50	3,208,750
	3,107,500			25,369,575

c On 24 September 2002, the Company proposed a final dividend of HK$0.07 on its shares for the year ended 30 June 2002. The Company offered its shareholders a scrip dividend alternative under which shareholders could elect to receive shares in lieu of the cash dividend (the 'Scheme'). On 18 November 2002, 1,769,586 shares of HK$0.10 each were issued as fully paid under the Scheme, at a value of HK$8.19 per share. A premium of HK$14.3 million arose in respect of the issue (note 26).

25 Employee share option schemes

Pursuant to the share option scheme adopted by the Company, employees in full time employment of the Group, including executive directors, may be granted options to subscribe for shares of the Company. Details of the share option scheme are set out in the Report of the Directors.

A new share option scheme was adopted by the Company on 15 November 2002 (the 'New Share Option Scheme') to replace the share option scheme which had been adopted on 17 October 1996 (the 'Old Share Option Scheme'). This was to comply with the requirements of the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited.

The Old Share Option Scheme was terminated by the Company on 15 November 2002. Upon termination of the Old Share Option Scheme, no further options could be granted under the scheme but in all other respects, the provisions of the Old Share Option Scheme remained in force and all options granted prior to termination remained valid and exercisable in accordance with its provisions. Subsequent to 15 November 2002, all options outstanding under the Old Share Option Scheme either lapsed or were acquired for a nominal amount of HK$0.01 per option pursuant to the mandatory general offer for the Company by Morgan Stanley Dean Witter Asia Limited on behalf of Cellular 8 Holdings Limited, a wholly owned subsidiary of Sun Hung Kai Properties Limited ('General Offer'). Those options acquired pursuant to the General Offer were subsequently cancelled.

Movement in share options

	Year ended 30 June 2003			Year ended 30 June 2002
Number of shares	**New Share Option Scheme**	**Old Share Option Scheme**	**Total**	Old Share Option Scheme
1 July	**—**	**7,975,000**	**7,975,000**	4,947,000
Issued	**5,200,000**	**—**	**5,200,000**	5,400,000
Cancelled or lapsed	**—**	**(7,975,000)**	**(7,975,000)**	(2,372,000)
30 June	**5,200,000**	**—**	**5,200,000**	7,975,000
Options vested at 30 June	**1,066,667**	**—**	**1,066,667**	2,575,000

There were no share options exercised during the year ended 30 June 2003 (2002: Nil).

25 **Employee share option schemes** *(continued)*

Unexpired and unexercised share options

At 30 June 2003, options to subscribe for 5,200,000 shares under the New Share Option Scheme (2002: 7,975,000 shares under the Old Share Option Scheme) were outstanding:

Date of grant	Exercise period	Exercise price HK$	**30 June 2003 Number of shares***	30 June 2002 Number of shares†
3 December 1996	1 January 1997 to 31 December 2003	16.10	**—**	53,000
4 April 1998	14 April 1999 to 13 April 2005	20.60	**—**	812,500
17 November 1999	17 November 2000 to 16 November 2007	27.70	**—**	1,609,500
22 March 2000	22 March 2001 to 21 March 2007	25.50	**—**	100,000
13 July 2001	13 July 2002 to 12 July 2008	9.20	**—**	100,000
17 July 2001	17 July 2002 to 16 July 2011	9.29	**—**	5,000,000
19 March 2002	19 March 2003 to 18 March 2009	8.97	**—**	100,000
2 May 2002	2 May 2003 to 1 May 2012	9.20	**—**	200,000
10 February 2003	10 February 2003 to 16 July 2011	9.29	**5,000,000**	—
10 February 2003	2 May 2003 to 1 May 2012	9.20	**200,000**	—
			5,200,000	7,975,000

* All options outstanding at 30 June 2003 were granted under the New Share Option Scheme

† All options outstanding at 30 June 2002 were granted under the Old Share Option Scheme

Share options granted during the year

Date of grant	Exercise period	Exercise price HK$	**30 June 2003 Number of shares***	30 June 2002 Number of shares†
13 July 2001	13 July 2002 to 12 July 2008	9.20	**—**	100,000
17 July 2001	17 July 2002 to 16 July 2011	9.29	**—**	5,000,000
19 March 2002	19 March 2003 to 18 March 2009	8.97	**—**	100,000
2 May 2002	2 May 2003 to 1 May 2012	9.20	**—**	200,000
10 February 2003	10 February 2003 to 16 July 2011	9.29	**5,000,000**	—
10 February 2003	2 May 2003 to 1 May 2012	9.20	**200,000**	—
			5,200,000	5,400,000

* All options granted during the year ended 30 June 2003 were granted under the New Share Option Scheme

† All options granted during the year ended 30 June 2002 were granted under the Old Share Option Scheme

26 Reserves

	Share premium HK$000	Capital redemption reserve HK$000	Contributed surplus HK$000	Retained profits HK$000	Total HK$000
Group					
1 July 2001	4,298,104	1,357	199,800	528,516	5,027,777
Repurchases of shares (note 24a)	(68,844)	793	—	(793)	(68,844)
Profit for the year	—	—	—	115,169	115,169
1 July 2002	4,229,260	2,150	199,800	642,892	5,074,102
Repurchases of shares (note 24b)	(25,059)	311	—	(311)	(25,059)
Issue of new shares in lieu of cash 2002 final dividend (note 24c)	14,316	—	—	(14,493)	(177)
Payment of 2002 final dividend	—	—	—	(26,284)	(26,284)
Payment of 2003 interim dividend	—	—	—	(116,603)	(116,603)
Profit for the year	—	—	—	407,815	407,815
30 June 2003	**4,218,517**	**2,461**	**199,800**	**893,016**	**5,313,794**
Company					
1 July 2001	4,298,104	1,357	938,989	36,536	5,274,986
Repurchases of shares (note 24a)	(68,844)	793	—	(793)	(68,844)
Loss for the year	—	—	—	(35,411)	(35,411)
1 July 2002	4,229,260	2,150	938,989	332	5,170,731
Repurchases of shares (note 24b)	(25,059)	311	—	(311)	(25,059)
Issue of new shares in lieu of cash 2002 final dividend (note 24c)	14,316	—	—	(14,493)	(177)
Payment of 2002 final dividend	—	—	—	(26,284)	(26,284)
Payment of 2003 interim dividend	—	—	—	(116,603)	(116,603)
Profit for the year	—	—	—	1,426,305	1,426,305
30 June 2003	**4,218,517**	**2,461**	**938,989**	**1,268,946**	**6,428,913**

The contributed surplus of the Group represents the difference between the nominal value of the share capital and share premium of a subsidiary acquired pursuant to a group reorganisation in October 1996, over the nominal value of the Company's shares issued in exchange therefor.

The contributed surplus of the Company represents the difference between the nominal value of the Company's shares issued in exchange for the issued share capital of the subsidiaries acquired and the net asset value of the subsidiaries acquired. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to shareholders.

27 Deferred taxation

The potential deferred taxation assets/(liabilities) which have not been recognised in the financial statements are as follows:

	Group	
	2003	2002
	HK$000	HK$000
Accelerated depreciation allowances	**(74,422)**	(46,726)
Tax losses	**135,650**	136,990
Other timing differences	**—**	(644)
	61,228	89,620

28 Related party transactions

a During the year, the Group had significant transactions with certain related parties in the ordinary course of business as set out below. All related party transactions are carried out in accordance with the terms of the relevant agreements governing the transactions.

	2003	2002
	HK$000	HK$000
Operating lease rentals for land and buildings and transmission sites (note i)	**55,716**	70,406
Insurance expense (note ii)	**7,747**	4,970
Consultancy fees (note iii)	**279**	1,776
Mobility Leaders membership subscription fee (note iv)	**—**	354
Genie portal service (note v)	**—**	951
Leased line and IT outsourcing (note vi)	**663**	475

Notes:

(i) Operating lease rentals for land and buildings and transmission sites.

Certain subsidiaries and associated companies of Sun Hung Kai Properties Limited ('SHKP'), the ultimate holding company of the Group, have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antenna and telephone cables on certain premises owned by them.

For the year ended 30 June 2003, rental and licence fees paid and payable to subsidiaries and associated companies of SHKP totalled HK$55,716,000 (2002: HK$70,406,000). The expense for the year ended 30 June 2003 includes nil (2002: HK$7,832,000) in respect of the early termination of certain office leases granted to the Group by SHKP.

28 Related party transactions *(continued)*

Notes: *(continued)*

(ii) Insurance services

Sun Hung Kai Properties Insurance Limited and Hung Kai Insurance Brokers Company Limited, wholly-owned subsidiaries of SHKP, provide general insurance services to the Group. For the year ended 30 June 2003, insurance premiums paid and payable were HK$7,747,000 (2002: HK$4,970,000).

(iii) Consultancy services

British Telecommunications Plc. ('BT'), a substantial shareholder of the Company until 7 January 2003, and a subsidiary company of BT have provided consultancy services to the Group. For the year ended 30 June 2003, the consultancy fees paid were HK$279,000 (2002: HK$366,000).

The Group paid consultancy and technical support fees to companies in which a non-executive director who resigned in the year ended 30 June 2002 has an interest. For the year ended 30 June 2003, there were no transactions and accordingly the total fees paid were nil (2002: HK$1,295,000).

Sun Hung Kai Real Estate Agency Limited and Sun Hung Kai Engineering Company Limited, wholly-owned subsidiaries of SHKP, provided consultancy services to the Group. For the year ended 30 June 2003, there were no transactions and accordingly the consultancy fees paid were nil (2002: HK$115,000).

(iv) Mobility Leaders membership subscription fees

The Group subscribed to Mobility Leaders, an information sharing program organised by BT. The contract was terminated during the year ended 30 June 2002 and for the year ended 30 June 2003, the subscription fees paid were nil (2002: HK$354,000).

(v) Genie portal service

The Group contracted with Genie Internet (Hong Kong) Limited, a subsidiary of BT, to provide mobile portal services. The contract was terminated during the year ended 30 June 2002 and for the year ended 30 June 2003, fees paid were nil (2002: HK$951,000).

(vi) Leased line and IT outsourcing

SUNeVision Super e-Technology Services Limited and SUNeVision (Management Services) Limited, subsidiaries of SHKP, have contracted with the Group to provide leased line and IT outsourcing services respectively. For the year ended 30 June 2003, the leased line rentals and IT outsourcing services fees paid were HK$120,000 (2002: HK$475,000) and HK$503,000 (2002: Nil) respectively.

b At 30 June 2003, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

c In October 1999, New-Alliance Asset Management (Asia) Limited ('New-Alliance'), an associate of SHKP, was appointed as the investment manager of the Group's Provident Scheme. New-Alliance is remunerated by way of fee levied on funds under management. Accordingly, no fee was paid by the Group to New-Alliance for the year ended 30 June 2003 (2002: Nil).

28 Related party transactions *(continued)*

d The trading balances set out below with SHKP and its subsidiaries (the 'SHKP Group') (including buildings and estates managed by the SHKP Group) are included within the relevant balance sheet items:

	30 June 2003 HK$000
Trade receivables	**331**
Deposits and prepayments	**7,061**
Trade payables	**329**
Other payables and accruals	**467**

The trading balances are unsecured, interest-free and repayable on similar terms to those offered to unrelated parties. The Group was not a subsidiary of SHKP at 30 June 2002.

29 Capital commitments

	Group	
	2003 HK$000	2002 HK$000
Contracted but not provided for		
Fixed assets	**82,408**	63,345
Further advances to an associate	**1,324**	28,728
Equity securities	**27,300**	35,100
Authorised but not contracted for	**418,730**	408,000
	529,762	535,173

30 Lease commitments

The Group had future aggregate minimum operating lease commitments in respect of the following:

	Group	
	2003	2002
	HK$000	HK$000
Land and buildings and transmission sites		
Within one year	**220,746**	243,408
In the second to fifth year inclusive	**121,944**	127,522
After the fifth year	**17,524**	3,388
	360,214	374,318
Leased lines		
Within one year	**37,164**	4,732
In the second to fifth year inclusive	**3,129**	1,799
	40,293	6,531

The Company did not have any operating lease commitments as at 30 June 2003 (2002: Nil).

31 Notes to the consolidated cash flow statement

Reconciliation of profit for the year to net cash inflow generated from operations

	2003	2002
	HK$000	HK$000
Profit for the year	**407,085**	109,095
Depreciation	**399,946**	410,348
Amortisation of deferred expenditure	**11,710**	40,703
Loss on disposal of fixed assets	**1,777**	12,099
Interest income	**(72,140)**	(86,108)
Impairment charge (note 6)	**—**	122,495
Share of loss of an associate	**16,620**	3
Net cash inflow from operations before working capital changes	**764,998**	608,635
Decrease/(increase) in inventories and inventories in transit	**4,851**	(10,463)
Decrease/(increase) in trade receivables, prepayments, deposits and other receivables	**103,876**	(14,401)
Decrease in payables, accruals, deferred income and customers' deposits	**(29,822)**	(196,742)
Net cash inflow generated from operations	**843,903**	387,029

32 Contingent liabilities

a Performance bonds

	Group		Company	
	2003	2002	**2003**	2002
	HK$000	HK$000	**HK$000**	HK$000
Hong Kong 3G licence (note c)	**200,000**	250,000	**200,000**	250,000
Other	**1,942**	57,942	**—**	56,000
	201,942	307,942	**200,000**	306,000

The performance bonds were issued by certain banks in favour of the telecommunications authorities of Hong Kong and Macau in accordance with various telecommunications licences issued by those authorities to the Group. The banks' obligations under the performance bonds are guaranteed by the Company and various subsidiaries of the Company.

During the year ended 30 June 2003, all performance bond obligations relating to the Group's Fixed Telecommunications Network Services Licence were satisfied and the related bonds released.

b Lease out, lease back agreements

Under certain lease out, lease back agreements entered into during the year ended 30 June 1999, a subsidiary of the Company has undertaken to guarantee the obligations of the intermediary lessees to the lessors as agreed at the inception of the lease for a period of 16 years. The directors are of the opinion that the risk of the subsidiary company being called upon to honour this guarantee is remote and accordingly the directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

c Acquisition of telecommunications licence for third generation ('3G') services

On 22 October 2001, a wholly owned subsidiary of the Company was issued a Mobile Carrier Licence. This Licence is for the provision of public telecommunications network services in Hong Kong using third-generation mobile services technology. The Licence is for a duration of fifteen years. The following fees are payable under the Licence:

(i) For each of the first five years from 22 October 2001, HK$50 million per annum payable at the end of each year;

(ii) For the remaining years of the Licence; the greater of:

- 5 per cent. of network turnover (as defined in the Licence) in respect of the relevant year; or
- The Appropriate Fee (as defined in the Licence) in respect of the relevant year; and

(iii) HK$1,388,888.88 payable on the issue of the Licence.

The total amount of the annual fees for the first five years of the Licence is HK$250 million. The total minimum amount of fees payable over the remaining ten years is HK$1,057 million giving a total minimum amount of annual fees over the fifteen years of the Licence of HK$1,307 million. The net present value of the minimum total annual fees payments under the Licence at its inception, at an assumed cost of capital of the Group of 13 per cent., is approximately HK$458 million.

32 Contingent liabilities *(continued)*

c Acquisition of telecommunications licence for third generation ('3G') services *(continued)*

The Group is required to provide a performance bond to the Telecommunications Authority of Hong Kong ('TA'). The Licence sets out the amount and duration of the performance bond as follows:

- A performance bond upon inception for the Licence with a duration of five years and for an amount equal to the fees for the first five years (HK$250 million).
- The performance bond must be revised annually to remain in force for five years (or to the end of the Licence, if a shorter period).
- The amount of the performance bond shall also be revised annually to equal the minimum annual fees payable to the TA during the next five years (or till the end of the Licence, if a shorter period).

On 22 October 2002, the first anniversary of the Licence, the performance bond was revised. Therefore, in accordance with a one-year waiver granted by the TA, the revised bond was for HK$200 million with a duration of four years.

The TA can claim payment under the performance bond on the occurrence of various events including failure of the Licensee to pay all or any fees due to insolvency of the Licensee or upon surrender of the Licence by the Licensee.

33 Ultimate holding company

The directors regard Sun Hung Kai Properties Limited ('SHKP') as being the ultimate holding company of SmarTone Telecommunications Holdings Limited. SHKP is a company incorporated in Hong Kong with its shares listed on the main board of The Stock Exchange of Hong Kong Limited.

34 Proposed cancellation of share premium account

On 23 September 2003, the Company announced that it proposed to cancel the entire amount of HK$4,218,517,000 standing to the credit of the share premium account. The credit arising from the cancellation to be transferred to the contributed surplus account. The share premium account cancellation is conditional upon the shareholders of the Company passing a special resolution to approve the cancellation at the Annual General Meeting of the Company to be held on 7 November 2003.

The effect of the share premium cancellation will be to reduce the share premium account from HK$4,218,517,000 to nil and increase the contributed surplus account from HK$938,989,000 to HK$5,157,506,000. Amounts standing to the credit of the contributed surplus account are distributable to shareholders, whereas amounts standing to the credit of the share premium account are not distributable. The cancellation of the share premium account and transfer to contributed surplus account will therefore increase the distributable reserves of the company by HK$4,218,517,000.

35 Approval of financial statements

The financial statements were approved by the board of directors on 23 September 2003.

數碼通電訊集團有限公司

二〇〇二年至二〇〇三年年報



SmarTone
數碼通

SmarTone
數碼通

數碼通的企業標誌

數碼通之全新企業標誌是由手、眼睛和耳朵所組成，代表觸覺、視覺及聽覺等有效溝通之基本元素，和緊密持久關係之重要性，亦反映數碼通不斷專注客戶需要，以及數據服務在未來擔當日益重要的角色。數碼通的「與一切更貼近」客戶服務宗旨是讓客戶拉近與親朋之間的距離、隨時隨地更貼近他們所需的資訊及享受到多姿多采的娛樂。





目 錄

二○○二年至二○○三年年報

客戶服務宗旨



關於數碼通

數碼通為香港主要的流動數據服務供應商。數碼通一直以客為尊，旨在為客戶拉近人與人之間的距離，並讓他們更能掌握資訊及娛樂消息，同時亦為股東創造更大價值。數碼通透過繼續專注發展其三大業務支柱－產品及服務、網絡表現和客戶服務，並提升其品牌形象，為客戶帶來市場上最具價值的服務。

數碼通於二〇〇三年六月在*Media*雜誌每年舉辦的「最佳亞洲品牌」調查中，成為亞洲二十大品牌之一。數碼通是榜上唯一一間流動通訊網絡經營商，與其他主要的國際品牌並齊。

我們憑藉一直以來所建立之雄厚技術基礎及提供優質服務的堅定承諾，推出了三項卓越的流動數據服務，分別是為所有客戶提供資訊和娛樂的突破性流動多媒體服務SmarTone 8OO™；一套令繁忙的行政人員和專業人士節節領先且簡單易用的流動商業服務SmarTone BIZ™；和訊息服務，例如**話畫send**™。數碼通的品牌服務，包括SmarTone 8OO™、SmarTone BIZ™、email **on the go**™、**話畫send**™、**形影send**™、sms **via email**™及*131*回港CALL™等，為客戶帶來最大的得益。

數碼通透過其全城最佳的網絡，為客戶提供最高質素的話音及數據服務。

數碼通再接再厲，贏取了多項本地及區內零售和服務業大獎，證明了數碼通的優質客戶服務不僅在電訊行業傲視同儕，更為整個服務業之典範。

香港零售管理協會之全年度傑出服務獎	
最佳服務團隊獎	2001年及2002年
主管級別大獎	2001年
基層級別大獎	2002年
香港零售管理協會神秘顧客計劃	
組別服務領袖	2002年及2003年
本年度最佳服務零售商	2002年
香港管理專業協會傑出推銷員獎	
四名數碼通提名之員工勝出	2003年
五名數碼通提名之員工勝出	2002年
亞太顧客服務協會之顧客關係服務傑出獎	
最佳顧客關係服務傑出獎	2002年
最佳客戶熱線中心(電訊服務)獎	2002年
傑出顧客服務專業人員獎	2002年
香港客戶中心協會客戶服務中心獎	
傑出客戶服務中心團隊主管 - 銀獎及銅獎	2002年
優秀客戶服務中心專才 - 銅獎	2002年
壹週刊第14屆服務第壹大獎2003	
服務第壹金獎	2003年
服務第壹組別大獎	2003年
最佳服務員工獎之冠軍	2003年

數碼通於一九九六年在香港聯合交易所上市，其主要股東為新鴻基地產有限公司(持有約51%股權)。

如欲獲取更多有關資料，請瀏覽數碼通之網頁(網址：www.smartone.com.hk)。

親朋





卓越的訊息服務

數碼通的訊息服務，例如 ***話畫*send**™ 和 ***形影*send**™，令客戶可以更有效和更具創意的方式，時刻與親友保持聯繫。

資訊





SmarTone BIZ™

協助經常出外的商務人士提升工作效率和競爭力，在分秒必爭之商業世界中節節領先。

○○○及享受[illegible]

多姿多彩[illegible]

娛樂。





SmarTone 800™

SmarTone 800™內豐富的即時資訊、遊戲和精明消費貼士，為客戶帶來喜悅和娛樂，還有更多意想不到的驚喜。

領導市場的網絡表現

數碼通擁有全城最佳的網絡，並繼續投放資源於其整合網絡，核心網絡及服務網絡，旨在為客戶提供最高質素的話音及數據服務。





屢獲殊榮的客戶服務

數碼通繼續提供業內最佳的客戶服務，並屢獲多項業界及服務業大獎，這證明數碼通的優質客戶服務不僅在電訊行業傲視同儕，更為整個香港服務行業之典範。


手機音樂隨身聽
個人化的接駁鈴聲及多和弦鈴聲，令個人風格盡顯，
獲享無窮樂趣；更可隨時隨地憑手機唱卡拉OK！

董事及公司資料

董事會

* **郭**炳聯先生
主席

黎大鈞先生
總裁

陳啓龍先生

* **黎**浩佳先生

* **黃**奕鑑先生

* **蘇**承德先生

* **張**永鋭先生

****李**家祥議員，太平紳士

****吳**亮星議員

Sachio **Semmoto博士

* *非執行董事*
***獨立非執行董事*

公司秘書

李秀萍小姐

授權代表

黎大鈞先生
李秀萍小姐

註冊辦事處

Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

總辦事處及主要營業地點

香港九龍觀塘道378號
創紀之城二期
怡和科技中心31樓

核數師

羅兵咸永道會計師事務所
執業會計師
香港遮打道10號
太子大廈22樓

香港股份登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓1712-1716室

主要股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

主要往來銀行

渣打銀行

本公司之法律顧問

有關香港法律
諾頓羅氏律師樓

有關百慕達法律
Conyers, Dill & Pearman

駐百慕達代表

John Charles Ross **Collis**先生
Anthony Devon **Whaley**先生(副代表)


CG Silicon
圖像更勝千言萬語
即時將每個時刻拍下及傳送給摯愛親友一同分享。

財務摘要

(除每股金額外，均以港幣百萬元為單位)

	截至六月三十日止年度或於六月三十日 二○○三年	二○○二年
損益賬		
營業額	**2,832**	2,401
股東應佔溢利	**408**	115
每股盈利(港元)	**0.70**	0.20
每股股息		
歸於本年度總額(港元)	**0.47**	0.07
特別現金股息(港元)	**3.50**	—
資產負債表		
資產總值	**5,940**	5,781
流動負債	**(548)**	(632)
資產淨值	**5,392**	5,149
股東權益	**5,372**	5,132
少數股東權益	**20**	17
	5,392	5,149
現金流量		
經營業務之現金流入淨額	**844**	387
已收利息	**91**	75
購買固定資產	**(395)**	(267)
購回股份	**(25)**	(70)
已付股息	**(143)**	—
其他	**(35)**	(17)
現金及持至到期日之債務證券之增加淨額	**337**	108


前作好準備
天氣女郎」送上本地及國內其他主要城市之天氣消息
讓你作好準備，開展新的一天。

雖然受非典型肺炎影響及市場競爭持續上升，數碼通仍然取得令人鼓舞的業績。純利增長3.5倍至408,000,000元。本公司繼續專注發展其三大業務支柱 — 產品及服務、網絡表現和客戶服務，並於流動數據服務市場建立領導地位。本公司之品牌形象在市場上有所提升。

財務回顧

集團之營業額為2,832,000,000元，較上個財政年度之2,401,000,000元增長百分之十八。流動通訊業務之收益達2,263,000,000元，增幅為百分之四。

集團未計利息、稅項、折舊及攤銷前之溢利（「EBITDA」）為753,000,000元，較去年度增長百分之三十三。未計利息及稅項前之溢利（「EBIT」）大幅增長至335,000,000元。

集團之股東應佔溢利達408,000,000元，為去年度115,000,000元之3.5倍。每股盈利為0.70元。

股息

董事會建議派發末期股息，每股為0.27元。將中期股息每股0.20元計算在內，全年股息將為每股0.47元，與去年度之全年股息0.07元比較，有大幅增長。為達至一個更有效率的資本架構及答謝股東對集團的支持，董事會建議派發每股3.50元之特別現金股息。集團於派發建議之股息後，仍能維持充裕的現金儲備，以應付預期的營運需要。

業務回顧

香港流動通訊業務

業務策略

數碼通一直採取雙線策略：

- 不斷提升服務質素 — 本公司致力提供市場上最佳的服務，務求令客戶更感稱心滿意，從而增加收益市場佔有率（revenue market share）。為達到此策略性目標，本公司一直專注發展其三大業務支柱 — 產品及服務、網絡表現和客戶服務。

- 訂立具競爭力的價格 — 在通縮環境下，客戶變得更精打細算。為了在此環境下仍能增加收益市場佔有率，數碼通採取了具競爭力的價格策略。

為配合此策略，本公司已透過提升組織架構、系統及流程運作方面的效益及效率，以提高生產力及競爭力。

業務表現

本年度之綜合ARPU（將月費計劃服務及預繳服務之客戶總人數，除以香港流動通訊業務之收益）較去年增加百分之七至183元，而月費計劃服務之ARPU（每名月費計劃服務客戶之每月平均收益），由去年的210元穩健增長至213元。受非典型肺炎影響及市場競爭持續上升，漫游使用量及本年度第四季之本地月費深受下調壓力，並且抵銷了ARPU之增長，以及上半年錄得的服務收入。月費計劃服務的客戶流失率由二〇〇二年六月的百分之三改善至二〇〇三年六月的百分之二點六。本公司於本年度推出多項主要的市場推廣活動及新服務，而期間之業務經營開支則減少。截至二〇〇三年六月三十日止，數碼通的客戶人數達966,000名。

業務運作

品牌形象

在加強市場定位和吸引力之同時，數碼通亦進一步貫徹其客戶服務宗旨 — *讓客戶拉近與他們重視的人、資訊及娛樂消息的距離*。

本公司在逐步提升品牌形象方面所作出的努力已漸見成效。數碼通於二○○三年六月在*Media*雜誌每年舉辦的「最佳亞洲品牌」調查中，成為亞洲二十大品牌之一。數碼通是榜上唯一一間流動通訊網絡經營商，與其他主要的國際品牌並齊。

產品及服務

數碼通繼續在市場率先推出創新的產品及服務，以迎合客戶的不同需要。本公司提供的卓越流動數據服務，既定位清晰，亦簡單易用，為客戶帶來最佳的服務體驗。

- SmarTone 8000™ 是香港首個能為客戶帶來真正的流動多媒體服務體驗的流動入門網站，包羅豐富的資訊和娛樂內容及服務，讓客戶垂手可得，並滿足客戶的不同需要。SmarTone 8000™ 的內容及服務不斷更新及增加，故此一直深受客戶歡迎，並令數據流量及各種流動數據服務使用量顯著上升，當中包括手機遊戲、影像和音樂下載，以及有關資訊與娛樂方面的內容。

  數碼通特別引入了專為提供最佳打機體驗而設的CJSP Java驅動器，並同時為客戶帶來全球頂尖的遊戲供應商所提供的多款遊戲。數碼通最近更推出全港首個備有角色扮演功能的真人對玩互動手機遊戲Who R U?™，進一步鞏固其在手機遊戲方面的領導地位。

- SmarTone 8012™ 是一套專為繁忙人士及經常出外的行政人員而設的流動商業服務，旨在協助他們提高工作效率及競爭力，亦讓他們能更有效地處理其工作及日常生活事務。

- 本公司為客戶提供最先進兼具備多項功能，且容易使用的訊息服務。數碼通**話畫send**™提供的圖像訊息服務，為客戶帶來一系列的獨特好處，包括確保訊息成功傳送至非MMS手機、最佳螢幕顯示效果的圖像、於個人電腦完整儲存及足本重播包含slideshows之多媒體訊息，以及於多媒體訊息加上相框，使之變得個人化。另外，當數碼通的**形影send**™配合其提供的相機電話GX22，便能提供最優質的影音訊息。

- 數碼通與手機生產商攜手合作，發展先進的流動電話，以便在市場上推出最具吸引力的數據服務。本公司推出首部配備xHTML瀏覽功能之GSM流動電話—GX12，讓客戶可獲享SmarTone 8000™ 所提供的真正流動多媒體服務體驗。此外，GX系列流動電話榮獲GSM Association所頒發之「二○○三年最佳無線電話」大獎。而數碼通最近推出的GX22，更是全球首部設有Continuous Grain Silicon屏幕的GSM流動電話，提供具最高解像度及最佳色彩效果的影像。

網絡表現

為了讓客戶能體驗最佳的流動通訊服務，數碼通繼續投放資源於其發射網絡、核心網絡及服務網絡，使其所有服務在可靠性及速度方面，均可時刻發揮超卓的表現。為了令客戶能享用簡單易用的數據服務，一個經適當整合的精密及智慧型基建是不可或缺。

客戶服務

數碼通繼續提供業內最佳的客戶服務。本公司屢獲多項業界及服務業大獎，這證明本公司的優質客戶服務不僅在電訊行業傲視同儕，更為整個香港服務行業之典範。其中一項最矚目的成就，是前所未有地於二〇〇一年及二〇〇二年連續兩年榮獲由代表香港整個零售行業之權威機構 — 香港零售管理協會所頒發傑出服務獎之最佳服務團隊獎，反映本公司全體前線員工一致高質素的服務水平。另外，數碼通亦榮獲亞太顧客服務協會(Asia Pacific Customer Service Consortium)頒發三項大獎，包括本年度至高榮譽之二〇〇二年度最佳顧客關係服務傑出獎，足證我們的客戶服務水平已贏得區內的讚譽。

澳門流動通訊業務

受到非典型肺炎影響，漫游服務的收益下降，澳門流動通訊業務於本年度錄得輕微虧損。

前景

香港流動通訊市場雖已從非典型肺炎的打擊中復原過來，但預期客戶仍然注重服務價格，而且市場競爭亦未見出現放緩的跡象。數碼通將繼續秉持其策略，並加快推出新服務之步伐，藉以開拓新的收益來源，以及鞏固其在流動數據服務市場的領導地位。同時，本公司將繼續提升生產力及競爭力，為股東創造最大的價值。

隨著香港流動通訊市場呈現飽和，話音服務的進一步增長將受局限。儘管如此，由於流動電話已發展成為隨身的流動私人電腦，經營商可把握這個能為業務帶來新增長的契機，透過提供流動數據服務以刺激額外的需求。為了把握不斷轉變的環境所帶來的機遇，數碼通現正對管理重點及經營方式作出重大改革。本公司十分著重滿足客戶的需要，故透過善用流動媒體的特點，推出卓越且簡單易用的服務供客戶享用，務求為客戶帶來實質好處和價值。至於本公司在3G籌備方面，進展理想，預期其3G網絡將於二〇〇四年投入商業運作。本人深信，數碼通現正朝著正確的發展方向，不斷邁進。

集團現時的財政狀況穩健，令其於未來可享高度的靈活性。

[illegible]

本人謹代表董事會，對彼等股東們一直對數碼通的信賴，衷心致謝，並期望於未來繼續與各股東分享更大的業務成果。本人亦藉此機會感謝客戶的不斷支持，以及全體員工之投入和努力，令本公司能續創佳績。

主席

郭炳聯

香港，二〇〇三年九月二十三日


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管理層討論及分析

概覽

數碼通二〇〇一／〇二年度財務表現強勁復甦之趨勢延續至二〇〇二／〇三年度。於二〇〇二／〇三年，本集團錄得股東應佔溢利港幣408,000,000元（二〇〇一／〇二年：港幣115,000,000元）。二〇〇二／〇三年之財務表現更進一步，是由於：

- 於二〇〇二／〇三年，流動通訊業務錄得未計利息及稅項前之溢利（「EBIT」）港幣333,000,000元（二〇〇一／〇二年：港幣105,000,000元）。年內，香港及澳門流動通訊業務之財務表現均大幅改善。

- 於二〇〇二／〇三年，互聯網服務供應商業務已經終止。於二〇〇二／〇三年，此項業務之EBIT錄得收支平衡（二〇〇一／〇二年：EBIT虧損港幣82,000,000元）。

- 於二〇〇二／〇三年，並無就固定及其他資產作出減值開支（二〇〇一／〇二年：港幣122,000,000元）。

於二〇〇二／〇三年下半年，股東應佔溢利港幣170,000,000元，較上半年錄得港幣238,000,000元下降，主要受到非典型肺炎疫症及市場競爭加劇所影響。

流動通訊業務

於二〇〇二／〇三年，流動通訊業務錄得未計利息、稅項、折舊及攤銷前之溢利（「EBITDA」）港幣751,000,000元（二〇〇一／〇二年：港幣573,000,000元）。營業額錄得上升，而提供服務成本及其他經營開支則告下降。於二〇〇二／〇三年下半年，EBITDA為港幣359,000,000元，而上半年則為港幣392,000,000元。這主要是由於二〇〇三年四月至六月期間，受到非典型肺炎疫症所拖累，令漫游收益下跌，以及市場競爭加劇所致。

於二〇〇二／〇三年，營業額增加港幣470,000,000元至港幣2,819,000,000元（二〇〇一／〇二年：港幣2,349,000,000元）。流動通訊服務收益上升港幣92,000,000元，而手機及配件之銷售則上升港幣378,000,000元。

- 於二〇〇二／〇三年，流動通訊服務收益增加，這主要是由於年內香港每名預繳服務客戶之每月平均收益（「ARPU」）增加，令預繳服務收益上升。於二〇〇二／〇三年，月費計劃服務之收益維持平穩。然而，由於推出更多深受客戶歡迎之數據服務項目，故此，數據收益從一個低基礎下仍錄得大幅增加。於二〇〇二／〇三年，平均香港每名月費計劃服務客戶之ARPU為每月港幣213元（二〇〇一／〇二年：每月港幣210元）。然而，此上升被平均月費計劃服務客戶之下降所抵銷。於二〇〇二／〇三年，香港流動通訊服務平均綜合ARPU（以月費計劃服務及預繳服務客戶之總人數，除以流動通訊服務收益計算所得）上升7%至港幣183元（二〇〇一／〇二年：港幣171元）。

- 於二〇〇二／〇三年，手機及配件銷售上升，這主要是由於引入配備先進彩色屏幕及內置攝影等功能之新型號手機所致。

於二〇〇三年六月三十日，香港流動通訊業務之總客戶人數為966,000名。於二〇〇二／〇三年年結日，月費計劃服務之每月客戶流失率為2.6%，而二〇〇一／〇二年年結日則為3.0%。客戶流失率有所改善是由於集團致力為客戶提供市場上最佳之服務，並不斷提高服務水平及維持具競爭力之價格。

於二〇〇二／〇三年，出售貨品及提供服務之成本增加至港幣871,000,000元（二〇〇一／〇二年：港幣567,000,000元）。這是由於手機之銷量上升，令手機成本增加所致。出售貨品及提供服務之其他成本減少，是由於互連費用之下降所致。

於二ＯＯ二／Ｏ三年，其他經營開支(不包括折舊)下降至港幣1,197,000,000元(二ＯＯ一／Ｏ二年：港幣1,209,000,000元)。由於組織及其系統及程序上之效率有所提高，故此大部分開支類別均告下降。儘管本集團不斷提高生產力及競爭力，同時亦提升服務質素、品牌形象，並加速在市場推出新服務，經營開支仍然錄得下降。然而，網絡成本卻見上升，這是由於實行改善已於市場上佔有領導位置的網絡質素所致。

於二ＯＯ二／Ｏ三年上半年，本集團澳門之流動通訊業務錄得輕微EBIT溢利，但下半年卻因受到非典型肺炎影響而錄得EBIT虧損。整體來說，澳門於二ＯＯ二／Ｏ三年錄得輕微EBIT虧損。

互聯網服務供應商業務

於二ＯＯ二／Ｏ三年，本集團之互聯網服務供應商業務錄得約EBIT收支平衡，並已於二ＯＯ三年六月結束此項業務。年內，港幣56,000,000元之未償還履約保證金責任經已履行，有關之保證亦已解除。

附屬公司、聯營公司及其他投資

年內並無收購或成立任何主要附屬公司。

本集團投資於三項電訊及科技創業基金，其中一項是透過於聯營公司之投資而持有。截至二ＯＯ三年六月三十日止年度，本集團就其中一項基金額外提撥港幣17,000,000元準備，以反映此基金之現行估計市場價值。董事認為已為這些投資作出保守之估值。

於截至二ＯＯ三年六月三十日止年度，本集團並無出售附屬公司、聯營公司或其他投資。

資本架構、流動資金及財務資源

本集團之資金全部來自股本及內部產生之資金，且並無向外舉債。本集團之現金儲備仍然穩健，於二ＯＯ三年六月三十日，現金與銀行結存及固定收入投資為港幣3,923,000,000元，於二ＯＯ二／Ｏ三年度共增加港幣337,000,000元。

本集團將部分盈餘現金投資於持至到期日之投資級別固定收入投資項目，以賺取更佳之回報。年內，本集團額外投資港幣685,000,000元(二ＯＯ一／Ｏ二年：港幣682,000,000元)於該等投資項目上。年內，本集團出售持至到期日之投資級別固定收入投資項目，獲得款項港幣173,000,000元(二ＯＯ一／Ｏ二年：無)；此外，發行人提早贖回，亦獲得款項港幣429,000,000元(二ＯＯ一／Ｏ二年：港幣39,000,000元)。

年內，本集團經營業務之現金流入淨額為港幣844,000,000元。年內之利息收入為港幣72,000,000元(二ＯＯ一／Ｏ二年：港幣86,000,000元)。市場平均利率下降，抵銷了平均現金結餘之增加。年內之利息收入，已扣除年內出售持至到期日之投資級別固定收入投資項目之虧損港幣6,000,000元。除購買固定收入投資項目外，本集團年內其他主要資金流出為購買固定資產及派付股息。

本集團之董事認為，本集團之現有現金資源足以應付現行截至二ＯＯ四年六月三十日止財政年度之資本開支。

財資管理政策

本集團根據董事會不時批准之財資管理政策，動用其盈餘資金作投資用途。盈餘資金會存放於香港之銀行戶口或投資於投資級別之債務證券。香港之銀行存款主要為港幣或美元。

本集團投資之債務證券，均是以港幣或美元結算之投資級別債券，年期最長為三年。本集團之政策是持有債務證券直至到期日。

本集團須安排銀行代其開立履約保證書及信用證。在某些情況下，本集團將以現金存款作為該等工具之部分或全部抵押品，以減輕發行成本。於二○○三年六月三十日，已抵押存款總額為港幣392,000,000元（二○○二年六月三十日：港幣525,000,000元）。

功能貨幣及外幣波動風險

本集團之功能貨幣為港幣。除以美元結算之固定收入投資及美元銀行存款外，所有重大收入、開支、資產及負債均以港幣計算。因此，除本集團之美元銀行存款及固定收入投資項目外，本集團並無重大之匯兑收益及虧損風險。本集團現階段並無進行任何外幣對沖活動。

或然負債

履約保證書

若干銀行代表本集團就香港及澳門之電訊管理局發出牌照之責任，向有關當局發出履約保證書。於二○○三年六月三十日，此等履約保證書未償還總額為港幣202,000,000元（二○○二年六月三十日：港幣308,000,000元）。所有履約保證書全數以盈餘現金存款作為現金抵押。年內錄得減少是由於：

- 本集團本地多點配送服務牌照餘下之履約保證責任總額港幣56,000,000元，如上文互聯網服務供應商業務所述，已經獲得解除。
- 根據香港電訊管理局授出之一年期豁免，本集團第三代流動通訊服務牌照之履約保證書減少港幣50,000,000元至港幣200,000,000元。

出租、租回安排

一間銀行代表本集團發出一項信用證，以為其於截至一九九九年六月三十日止年度訂立之出租、租回安排之責任作出擔保。此項信用證全數以盈餘現金存款作為抵押。董事認為，本集團根據此項擔保被要求付款之風險很微。

除上文所述者外，本集團並無其他重大或然負債。

僱員及購股權計劃

於二○○三年六月三十日，本集團聘用約1,280名全職僱員，大部分為香港員工。員工收取之薪酬組合包括基本月薪、獎勵花紅及其他福利。花紅為酌情性質，須視乎（其中包括）本集團之表現及個別員工之表現而發放。福利包括強制性公積金計劃及醫療與牙科護理保險。本集團亦就個別員工之需要，提供內部及公司以外之培訓。

年內，本公司決定終止現有之僱員購股權計劃，並採納一項新計劃。於二○○三年六月三十日，根據新計劃授出而尚未行使的購股權共可認購5,200,000股股份，此外，並沒有根據舊計劃授出而尚未行使之任何購股權。根據舊計劃授出但仍未行使之購股權已告失效，或已根據Cellular 8 Holdings Limited對本公司之股份提出強制性全面收購建議（於二○○三年一月完成）而以象徵式代價購回。


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董事報告書

董事會同寅謹將截至二〇〇三年六月三十日止年度之報告連同已審核之財務報表呈覽。

主要業務

本公司的主要業務為投資控股，而主要附屬公司的業務則詳載於財務報表附註19。

業績

本集團截至二〇〇三年六月三十日止年度的業績，詳載於第49頁的綜合損益賬內。

股息

董事建議向於二〇〇三年十一月四日辦公時間結束時，名列於本公司股東名冊之股東派發末期股息每股港幣0.27元（二〇〇二年：每股港幣0.07元）。此外，董事亦建議派發一項特別現金股息每股港幣3.50元予股東。建議的末期股息及特別現金股息，連同本公司於年中派發的中期股息每股港幣0.20元，截至二〇〇三年六月三十日止財政年度的分派總額為每股港幣3.97元。

五年財務摘要

本集團上五個財政年度的業績及資產負債摘要載於第45頁。

儲備

本集團及本公司在本年度的儲備變動載於財務報表附註26。

可分派儲備

本公司於二〇〇三年六月三十日的可分派儲備為港幣2,207,936,000元（二〇〇二年六月三十日：港幣939,321,000元）。

捐款

本集團於本年度所作出的慈善捐款或其他捐款共港幣206,000元（二〇〇二年：港幣18,000元）。

固定資產

固定資產變動詳情，載於財務報表附註15。

股本

本公司的股本變動詳情，載於財務報表附註24。

董事及合約權益

於本年度內及截至本報告書的日期止，本公司在任的董事如下：

* **郭**炳聯先生
主席

黎大鈞先生
總裁

陳啟龍先生

* **黎**浩佳先生

* **黃**奕鑑先生

* **蘇**承德先生

* **張**永鋭先生
(於二〇〇三年三月十三日獲委任)

** **李**家祥議員，太平紳士

** **吳**亮星議員

** Sachio **Semmoto**博士
(於二〇〇二年九月二十四日獲委任)

* **鄧**一山先生
(於二〇〇二年九月二十四日辭任)

* Peter Francis **Cross**先生
(於二〇〇三年一月二十二日辭任)

* Graham Goodfellow **Moore**先生
(於二〇〇三年一月二十二日辭任)

* Mario **Michael**先生
(於二〇〇二年九月二十四日獲委任
並於二〇〇三年一月二十二日辭任)

* *非執行董事*
** *獨立非執行董事*

按照本公司細則第110(A)條規定，黎浩佳先生、黎大鈞先生及黃奕鑑先生於即將舉行的股東週年大會輪值告退，而張永鋭先生則按照細則第101條規定告退，惟彼等均表示願意膺選連任，餘下的現任董事則繼續留任。

全體董事均無與本公司訂立任何本公司不可於一年內無償終止的服務合約(法定賠償除外)。

獨立非執行董事的委任限期乃遵照本公司細則第110及111條的規定。

除本報告書所詳述的關連交易外，於年終或年內任何時間本公司或各附屬公司概無簽訂任何涉及本集團的業務而本公司董事直接或間接在其中擁有重大權益的重要合約。

董事及高級管理人員之個人簡歷

董事及高級管理人員之個人簡歷載於第39頁至43頁。

董事權益及淡倉

於二〇〇三年六月三十日，根據證券及期貨條例第352條所規定存置之登記冊所載，本公司董事、最高行政人員及其聯繫人士在本公司及其相聯法團(按證券及期貨條例所界定)的股份、股本衍生工具的相關股份及債券中所擁有的權益如下：

於本公司股份及相關股份之權益

董事姓名	股份 實益擁有人	酌情信託成立人及信託受益人	配偶及未滿十八歲子女	受控法團	股本衍生工具 購股權(附註)	合計權益	合計權益佔已發行股本百分比
郭炳聯	—	698,767	—	—	—	698,767	0.11
黎大鈞	—	—	—	—	5,000,000	5,000,000	0.86
陳啓龍	—	—	—	—	200,000	200,000	0.03

附註：購股權

董事姓名	於二〇〇二年七月一日尚未行使	於年內授予	於年內行使	於年內註銷／失效	於二〇〇三年六月三十日尚未行使
黎大鈞	5,000,000	5,000,000	—	5,000,000	5,000,000 *(附註1)*
陳啓龍	200,000	200,000	—	200,000	200,000 *(附註2)*

附註：

1. *購股權須於二〇〇三年二月十日至二〇一一年七月十六日期間按每股港幣9.29元的價格行使。不多於百分之二十的購股權可於二〇〇三年二月十日開始行使，不多於百分之四十的購股權可於二〇〇三年七月十七日開始行使，不多於百分之六十的購股權可於二〇〇四年七月十七日開始行使，不多於百分之八十的購股權可於二〇〇五年七月十七日開始行使，全數購股權可於二〇〇六年七月十七日開始行使。*

2. *購股權須於二〇〇三年五月二日至二〇一二年五月一日期間按每股港幣9.20元的價格行使。不多於三分之一的購股權可於二〇〇三年五月二日開始行使，不多於三分之二的購股權可於二〇〇四年五月二日開始行使，全數購股權可於二〇〇五年五月二日開始行使。*

於相聯法團之權益

1. 於新鴻基地產發展有限公司股份及相關股份之權益

董事姓名	股份 實益擁有人	股份 酌情信託成立人及信託受益人	股份 配偶及未滿十八歲子女	股份 受控法團	股本衍生工具 購股權（附註）	合計權益	合計權益佔已發行股本百分比
郭炳聯	—	1,079,515,895*	—	—	75,000	1,079,590,895	44.96
黃奕鑑	70,904	—	—	—	225,000	295,904	0.01
黎浩佳	—	—	—	—	36,000	—	0.001
李家祥	—	—	—	18,000	—	18,000	0.0007
吳亮星	—	—	5,000	—	—	5,000	0.0002

**註：根據證券及期貨條例，該些股份中之1,056,338,347股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益。*

附註：購股權

董事姓名	授予日期	行使價港元	於二〇〇二年七月一日尚未行使	於年內授予	於年內行使	於年內註銷／失效	於二〇〇三年六月三十日尚未行使
郭炳聯	二〇〇一年七月十六日	70.00	75,000	—	—	—	75,000
黃奕鑑	二〇〇〇年二月十五日	70.00	150,000	—	—	—	150,000
	二〇〇一年七月十六日	70.00	75,000	—	—	—	75,000
黎浩佳	二〇〇一年七月十六日	70.00	36,000	—	—	—	36,000

所有授出並獲接納的購股權，於授出日期第二年可行使最多三分之一，於授出日期第三年可行使最多三分之二，並於授出日期第四及第五年內隨時可行使全數或部份購股權，此後有關購股權將期滿失效。

2. 於新意網集團有限公司股份及相關股份之權益

董事姓名	股份 實益擁有人	股份 酌情信託成立人及信託受益人	股份 配偶及未滿十八歲子女	股份 受控法團	股本衍生工具 購股權（附註）	合計權益	合計權益佔已發行股本百分比
郭炳聯	—	1,742,500#	—	—	1,105,000	2,847,500	0.14
黃奕鑑	100,000	—	—	—	540,000	640,000	0.03
蘇承德	—	—	—	—	400,000	—	0.02

#註：根據證券及期貨條例，該些股份中之1,070,000股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊之同一批權益。

附註：購股權

董事姓名	授予日期	行使價 港元	於二〇〇二年 七月一日 尚未行使	於年內 授予	於年內 行使	於年內 註銷／失效	於二〇〇三年 六月三十日 尚未行使
郭炳聯	二〇〇〇年三月二十八日	10.38	755,000	—	—	—	755,000
	二〇〇一年四月七日	2.34	350,000	—	—	—	350,000
黃奕鑑	二〇〇〇年三月二十八日	10.38	360,000	—	—	—	360,000
	二〇〇一年四月七日	2.34	180,000	—	—	—	180,000
蘇承德	二〇〇二年七月八日	1.43	—	400,000	—	—	400,000

上述購股權可根據相關購股權計劃的條款及授出條件而行使。

3. 於其他相聯法團股份及相關股份之權益

郭炳聯先生於下列相聯法團之股份中擁有以下權益：

相聯法團名稱	實益擁有人	經法團擁有之可歸屬權益	經法團擁有之可歸屬權益佔已發行股份百分比	經法團實際擁有之權益	實際權益佔已發行股份百分比
暉卓有限公司	10	—	—	—	10
儲善有限公司	10	—	—	—	10
Splendid Kai Limited	—	2,500**	25	1,500	15
Hung Carom Company Limited	—	25**	25	15	15
Tinyau Company Limited	—	1**	50	1	50
舉捷有限公司	—	8**	80	4	40

***註：根據證券及期貨條例，該等權益乃被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益，因該等股份乃由數間公司持有，而彼等於該些公司股東大會上可控制三分之一或以上投票權的行使。*

董事及最高行政人員於公司及其相聯法團之購股權中所持有的權益，乃現時被視為非上市實物結算股本衍生工具。購股權的詳細資料載於購股權計劃一節內。

除上文所披露者外，於二〇〇三年六月三十日，概無董事及最高行政人員(包括彼等之配偶及未滿18歲之子女)及彼等之聯繫人士於本公司、其附屬公司或其任何相聯法團之股份、相關股份或債券中擁有或被視作擁有任何權益或淡倉，而須記錄於根據證券及期貨條例第352條所規定存置之登記冊內，或根據證券及期貨條例第XV部或根據上市公司董事進行證券交易的標準守則，須知會本公司及香港聯合交易所有限公司(「聯交所」)。

認購股份或債券之安排

除上述之購股權外，於年內本公司或其任何附屬公司並無作出安排使公司董事可從認購本公司或任何其他機構股份或債券而獲取利益。

董事業務中之權益

本公司之董事郭炳聯先生、黃奕鑑先生及蘇承德先生亦是新意網集團有限公司(「新意網」)之董事。新意網乃本公司之相聯法團，其業務中的互聯網服務可能與本集團的業務出現競爭。惟本集團的互聯網供應業務已於本年中終止，自此，概無董事擁有任何與本集團業務出現競爭的業務權益。

購股權計劃

本公司於二〇〇二年十一月十五日採納新購股權計劃(「新購股權計劃」)以取代於一九九六年十月十七日採納的舊購股灌計劃(「舊購股權計劃」)，藉此符合聯交所證券上市規則(「上市規則」)的規定。本公司可按新購股權計劃的條款授予參與人士購股權以認購本公司的股份。新購股權計劃的主要條款將於下文列出。

於二〇〇三年六月三十日，於年內根據新購股權計劃授予董事而尚未行使的購股權詳列如下：

董事姓名	授予日期	行使價 港元	認股權數目	行使期限	於年內行使	於年內 註銷／失效	於二〇〇三年 六月三十日 尚未行使
黎大鈞	二〇〇三年二月十日	9.29	5,000,000	二〇〇三年二月十日 至二〇一一年七月十六日	—	—	5,000,000
陳啓龍	二〇〇三年二月十日	9.20	200,000	二〇〇三年五月二日 至二〇一二年五月一日	—	—	200,000

於二〇〇三年二月七日，即授出上述認股權前的一個交易日，本公司股份於聯交所之收市價為港幣8.55元。

除上述購股權外，本公司並無根據新購股權計劃授出購股權予其他參與人士。

舊購股權計劃已於二〇〇二年十一月十五日終止。隨著舊購股權計劃的終止，再無購股權按該計劃授出，但舊購股權計劃的條款仍然生效，而所有於終止日期前授出的購股權仍然有效，並可按其條款行使。於二〇〇三年六月三十日止年度內，根據舊購股權計劃所授出的購股權變動如下：

授出日期	行使價 港元	行使期限	於二〇〇二年 七月一日 尚未行使	於期內授出	於期內行使	於期內 註銷／失效	於二〇〇三年 六月三十日 尚未行使
一九九六年十二月三日	16.10	一九九七年一月一日至二〇〇三年十二月三十一日	53,000	—	—	53,000	—
一九九八年四月十四日	20.60	一九九九年四月十四日至二〇〇五年四月十三日	812,500	—	—	812,500	—
一九九九年十一月十七日	27.70	二〇〇〇年十一月十七日至二〇〇七年十一月十六日	1,609,500	—	—	1,609,500	—
二〇〇〇年三月二十二日	25.50	二〇〇一年三月二十二日至二〇〇七年三月二十一日	100,000	—	—	100,000	—
二〇〇一年七月十三日	9.20	二〇〇二年七月十三日至二〇〇八年七月十二日	100,000	—	—	100,000	—
二〇〇一年七月十七日	9.29	二〇〇二年七月十七日至二〇一一年七月十六日	5,000,000	—	—	5,000,000	—
二〇〇二年三月十九日	8.97	二〇〇三年三月十九日至二〇〇九年三月十八日	100,000	—	—	100,000	—
二〇〇二年五月二日	9.20	二〇〇三年五月二日至二〇一二年五月一日	200,000	—	—	200,000	—

所有餘下及並未行使的購股權已按照舊購股權計劃的條款隨着新鴻基地產發展有限公司之全資附屬公司Cellular 8 Holdings Limited所提出的強制性全面收購的完成而自動失效。

除上文所披露者外，年內並無購股權被授出、行使、註銷或失效。

年內授出之購股權之估值

在評估截至二〇〇三年六月三十日止年度內授出的購股權之價值時，已採用柏力克－舒爾斯期權定價模式並就股息作出調整（「柏力克－舒爾斯期權定價模式」）。柏力克－舒爾斯期權定價模式為其中一種普遍接納用作計算期權價值的方法，亦是上市規則第十七章建議採用的期權定價模式之一。柏力克－舒爾斯期權定價模式的參數包括：

- 期權之預期年期；
- 無風險利率；
- 預期波幅；及
- 本公司之預期股息回報率（如有）。

在評估年內向董事授出的購股權之價值時，柏力克－舒爾斯期權定價模式的參數及其價值如下：

承授人	授予日期	預期年期	無風險利率	預期波幅	預期股息回報率
黎大鈞	二〇〇三年二月十日	六年	3.66厘	29.10%	1.31厘
陳啟龍	二〇〇三年二月十日	六年	3.66厘	29.10%	1.31厘

(a) 預期年期由授予日期起計(「計算日期」)。

(b) 柏力克－舒爾斯期權定價模式所採用的無風險利率，指於計算日期與相關期權年期相若的香港外滙基金債券之回報率。

(c) 計算時採用的預期波幅指計算日期前十二個月期間，本公司股份每日收市價的標準離差。

(d) 預期股息回報率指由一九九七年至二〇〇三年的平均股息回報率。

使用柏力克－舒爾斯期權定價模式評估年內授出的購股權之價值總額約為港幣12,232,402元，此價值的分析如下：

	年內授予之購股權數目	每份購股權之估計價值 港幣	年內授予之購股權之估計價值 港幣
黎大鈞	5,000,000	2.35	11,756,471
陳啟龍	200,000	2.38	475,931
總計	5,200,000		12,232,402

估值並未計算未來可能沒收購股權之調整。在損益表內並無確認扣除年內授出之購股權的價值。授出的購股權將於行使購股權時在資產負債表內確認。因行使購股權而發行的股份，將按每股股份的面值列入股本，而股份溢價則為所收取的款項淨額減去股本進賬總額之差額。

必須注意，使用柏力克－舒爾斯期權定價模式計算購股權的價值，是基於多項假設，且純粹為年內授出的購股權之估計價值。購股權承授人累計所得的財務利益，可能與柏力克－舒爾斯期權定價模式計算的價值存在很大差異。

新購股權計劃之主要條款按上市規則第十七章之規定概述如下：

(a) 目的

新購股權計劃旨在獎勵對本集團業務增長作出寶貴貢獻的參與者，並使本集團可聘請及／或挽留該等被視為對本集團有建樹，或預期可為本集團之業務發展作出貢獻的僱員。

(b) 參與者

本公司或任何附屬公司的任何僱員、代理人、顧問或代表，包括本公司或任何附屬公司之董事，憑藉彼等的工作經驗、行業知識、表現、業務聯繫或其他有關因素，而可對集團的發展提供寶貴貢獻的貢獻者，將有資格在董事邀請下參與計劃。

(c) 可供發行股份之最高數額

本公司可發行的購股權，在根據所有購股權計劃而將予授出的所有購股權獲行使時，可能發行的股份總數不可超逾於股東大會上採納新購股權計劃當日的已發行股份的百分之十。本公司可經股東批准及根據上市規則刊發通函而隨時更新此限額，惟在所有尚未行使購股權獲行使時(包括根據所有其他購股權計劃所授出而尚未行使之購股權)，將予發行的股份不可超逾不時的已發行股份的百分之三十。

於二〇〇三年九月二十三日，根據新購股權計劃授出的購股權可予以發行的股份數目為5,200,000股，佔本公司已發行普通股本百分之零點八九。

(d) 每位參與者可獲授予購股權之上限

任何參與者的配額，最多為因行使於直至最近一次授出購股權當日止任何十二個月期間已授出及將授出之購股權而已獲發行及將予發行股份的總數，不可超逾已發行的相關類別股份的百分之一。

(e) 購股權之行使期限

購股權不可於授出後十年之期滿後行使，且購股權不可於本公司在股東大會上採納計劃當日後十年之期滿後授出。

(f) 接納購股權須繳付之款項

接納購股權時，應向本公司發出書面接納書，連同支付予本公司港幣1.00元的滙款，作為獲授購股權的代價，並必須於公司提出授予購股權當日起二十八日內寄發予本公司秘書。

(g) 行使價之釐定基準

董事於授出購股權時釐定因行使任何購股權而應繳付的每股股份價格。該價格至少為(i)在緊接授出該購股權當日前五個營業日聯交所發出的每日報價表所示的每股股份平均收市價；(ii)授出該購股權當日(必須為營業日)聯交所之每日報價表所示的每股股份收市價；及(iii)股份的面值；以較高者為準。

(h) 計劃餘下年期

新購股權計劃有效期由二〇〇二年十一月十五日起十年內有效。

舊購股權之主要條款按上市規則第十七章之規定概述如下：

(a) 參與者

本公司董事可酌情邀請本公司及／或其任何附屬公司的僱員，包括執行董事（「僱員」）接納認購股份之購股權。

(b) 可供發行股份之最高數額

根據舊購股權計劃（或根據可向僱員不時授出購股權的本公司任何其他購股權計劃）授出之購股權（包括已授出的已行使或未行使購股權）所涉及的股份數目，最多以本公司不時的已發行普通股本百分之十為限，但計算已發行普通股本時不計入因行使根據舊購股權計劃授出的購股權而發行的股份。

於二〇〇三年九月二十三日，並無根據舊購股權計劃授出的購股權仍然有效。

(c) 每位參與者可獲授予購股權之上限

倘任何一人全面行使獲授之購股權時，會導致其根據過去獲授予的所有購股權及前述購股權已獲發行及可獲發行之股份數目超過根據上述(b)段計算的股份總數的百分之二十五，則不得向該人士授出購股權。

(d) 購股權之行使期限

對購股權的行使期限，董事有絕對決定權，惟購股權的行使期限不得超過該購股權授出後十年。

(e) 接納購股權須繳付之款項

僱員在接納所授予的購股權時須向本公司繳付港幣1.00元，以作為獲授購股權的代價，而該款項在任何情況下均不得退還。

(f) 行使價之釐定基準

根據舊購股權計劃授出任何一項購股權以認購股份之認購價，由董事全權酌情釐定。但認購價不得少於指定的最低價。最低價是指：(i)股份的面值；及(ii)緊接授出購股權日期前五個交易日（指股份在聯交所有交易的日期）股份於聯交所的平均收市價的百分之八十；以較高者為準。

根據上市規則於二〇〇一年九月一日之修訂，行使價須至少為下列兩者中的較高者：(i)股份於購股權授出日期（必須為營業日）的收市價（以聯交所日報表所載者為準）；及(ii)股份於購股權授出日期前五個營業日的平均收市價（以聯交所日報表所載者為準）。

(g) 計劃餘下年期

舊購股權計劃已於二〇〇二年十一月十五日被公司的股東決議終止。

根據證券及期貨條例須披露權益及淡倉之股東

於二〇〇三年六月三十日，根據證券及期貨條例第336條所規定存置的登記冊所載及據本公司獲悉，下列人士(本公司董事及最高行政人員不包括在內)擁有本公司股份及相關股份百分之五或以上的權益：

股東名稱	*附註*	股份數目	股份佔已發行股本百分比
Cellular 8 Holdings Limited(「Cellular 8」)	1及2	283,670,075	48.66
新鴻基地產發展有限公司(「新鴻基地產」)	1及2	298,091,397	51.13
Marathon Asset Management Limited		42,692,873	7.32

附註：

1. *就證券及期貨條例而言，Cellular 8於上述以其名稱持有的283,670,075股股份權益也屬新鴻基地產所有，原因為新鴻基地產控制Cellular 8三分之一或以上的權益。因此，上述以新鴻基地產之名稱持有的股份數目與Cellular 8之權益是重疊的。*

2. *就證券及期貨條例而言，Cellular 8的相同權益也屬新鴻基地產透過其持有Cellular 8權益的新鴻基地產附屬公司所有。此等附屬公司為TFS Development Company Limited及Fourseas Investments Limited。*

除上文所披露者外，根據遵照證券及期貨條例第336條所存置之登記冊所記錄，概無其他人士擁有本公司百分之五或以上的股份或相關股份權益或淡倉。

購買，出售或贖回股份

於截至二〇〇三年六月三十日止年度內，本公司於聯交所購回其股份共3,107,500股，該些回購股份於稍後被註銷。購回之詳情請參閱財務報表附註24(b)。

該等回購股份的總價值(不包括費用)共港幣25,369,575元，其中港幣25,058,825元已從股份溢價中扣除。而相等於回購股份之面值共港幣310,750元亦已從保留溢利轉撥至資本贖回儲備內。

除以上所述外，於截至二〇〇三年六月三十日止年度內，本公司及其任何附屬公司均無購買，出售或贖回本公司的股份。

優先購買權

本公司的公司細則或百慕達法例概無有關優先購買權的規定。

管理合約

於本年度內，本公司並無就整體業務或任何重要業務的管理或行政工作簽訂任何合約。

主要客戶及供應商

本集團的主要供應商佔集團總購貨額的百分比如下：

集團最大供應商佔總購貨額百分比	19
集團五大供應商佔總購貨額百分比	39

概無董事及彼等之聯繫人士於以上所述的供應商擁有權益。

於本年度內，集團向其五大客戶所售出的貨品及服務少於總額百分之三十。

關連交易

1. 若干於財務報表附註28所披露的有關連人士交易也構成關連交易。此外，下列若干關連人士(定義見上市規則)與本集團訂立及／或持續進行之交易，為聯交所已向本公司授出豁免嚴格遵守上市規則有關規定之交易，惟須受若干條件限制。

    (a) 本公司主要股東新鴻基地產發展有限公司(「新鴻基地產」)的若干附屬公司及聯繫公司，向本集團出租物業作為寫字樓、零售店舖及貨倉之用，並向本集團授出許可證，准許於該等公司所擁有的若干物業安裝基站、天線及電話電纜。截至二〇〇三年六月三十日止年度，已付及應付的租金及許可證費用總額共港幣55,716,000元。

    (b) 新鴻基地產的若干全資附屬公司為本集團提供一般保險服務。截至二〇〇三年六月三十日止年度，已付及應付的保金為港幣7,747,000元。

    (c) 新鴻基地產的若干附屬公司為本集團提供顧問服務。截至二〇〇三年六月三十日止年度，集團並無進行該些顧問服務交易，因此並無支付顧問服務費用。

    (d) 新鴻基地產的若干附屬公司與本集團訂立合約，分別提供專線及資訊科技外判服務。截至二〇〇三年六月三十日止年度，已付的專線租用費及資訊科技外判服務費分別為港幣120,000元及港幣503,000元。

    (e) 新鴻基地產的聯繫公司新地寶聯資產管理(亞洲)有限公司，自一九九九年十月起獲委任為本集團僱員公積金計劃的投資經理。截至二〇〇三年六月三十日止年度，由於新地寶聯資產管理(亞洲)有限公司從其所管理的基金支取酬金，故本集團並無向其支付費用。

    (f) 本公司主要股東British Telecommunications Plc.(已於二〇〇三年一月七日退股)與其附屬公司，為本集團提供顧問服務。截至二〇〇三年六月三十日止年度，已付的顧問服務費為港幣279,000元。

    上述交易已經本公司的獨立非執行董事審閱。獨立非執行董事確認該等交易由本公司在一般及正常業務程序中訂立，交易條款對本公司股東屬公平和合理。

    獨立非執行董事亦確認該等交易乃按照交易協議的條款或按照不遜於給予或接受獨立第三方的條款而訂立，而於截至二〇〇三年六月三十日止年度內，各項交易的總額並無超過其所規定之上限。

2. 於二○○○年九月一日，本公司的附屬公司SmarTone (BVI) Limited向SmarTone Delta Asia (BVI) Limited認購其股份中百分之七十二權益，而其餘的百分之二十八權益則由滙業集團有限公司所認購。

於SmarTone Delta Asia (BVI) Limited成立後，SmarTone (BVI) Limited及滙業集團有限公司於二○○一年一月四日簽訂股東協議，雙方股東同意成立一全資附屬公司－數碼通流動通訊(澳門)股份有限公司以經營澳門特別行政區的公用流動電信服務。股東協議亦訂明各股東承諾按其股份比例向SmarTone Delta Asia (BVI) Limited及數碼通流動通訊(澳門)股份有限公司提供所需的資金，不論是協助尋求對外融資或提供股東貸款。於結算日，SmarTone (BVI) Limited已提供共港幣46,835,000元之免息貸款。

審核委員會

審核委員會之職權範圍及責任乃採納香港會計師公會的「成立審核委員會指引」內的職權範圍書而訂立。

審核委員會已於二○○三年九月八日開會審閱集團截至二○○三年六月三十日止財政年度提呈的財務報表及報告。委員會相信本集團的會計政策乃符合及按照目前香港業內的最佳常規，落實執行一切會計政策。委員會發現財務報告並未遺漏任何特殊項目，並對該報告所披露的數據及闡釋，表示滿意。

核數師

本年度之財務報表已經由羅兵咸永道會計師事務所審核。該核數師任滿告退，但表示願意應聘連任。

最佳應用守則

各董事認為於本年報所涵蓋的會計期間的任何時間內，本集團已遵從上市規則附錄十四所載的最佳應用守則，惟本公司非執行董事的之委任並無指定年期，儘管如此，各非執行董事必須根據本公司的細則於股東週年大會上輪席告退及重選。

本年報所披露的財務資料已符合上市規則附錄十六的規定。

董事會代表
主席
郭炳聯

香港，二○○三年九月二十三日


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董事

郭炳聯，*主席兼非執行董事*

郭炳聯先生，50歲，於一九九二年四月獲委任為本公司董事。郭先生持有劍橋大學法律系碩士學位、哈佛大學工商管理碩士學位及香港公開大學榮譽工商管理博士學位。他是新鴻基地產發展有限公司副主席兼董事總經理，新意網集團有限公司主席兼行政總裁，九龍巴士控股有限公司、三號幹線(郊野公園段)有限公司及機場空運中心有限公司的董事。

於社會公職方面，郭先生為證券及期貨事務監察委員會非執行董事。他同時出任香港地產建設商會董事、香港總商會理事、香港港口發展局成員、香港中文大學校董會副主席。他並擔任警察子弟教育信託基金及警察教育及福利信託基金主席。

黎大鈞，*執行董事兼總裁*

黎大鈞先生，49歲，於二〇〇一年七月獲委任為集團之總裁。黎先生是數碼通的首任總裁，自集團於一九九二年創立後，一直服務至一九九六年。期間，黎先生帶領公司的業務急速發展，為今日之數碼通奠下穩定基礎。黎先生除擁有豐富的流動通訊經驗外，亦是企業財務及直接投資方面的專才。他畢業於倫敦大學藥理系，並持有英國特許會計師資格。黎先生曾服務於倫敦及香港的畢馬威會計師事務所，於一九八六年加盟香港的摩根建富，並於一九八九年加盟新鴻基地產發展有限公司，主責企業財務、直接投資及拓展新業務的工作。黎先生於二〇〇一年七月重新加入數碼通前，為蘇伊士亞洲投資有限公司董事總經理。

陳啓龍，*執行董事*

陳啓龍先生，43歲，於一九九六年十月獲委任為本集團董事。於二〇〇二年三月被委任為本集團執行董事前，陳先生為新鴻基地產發展有限公司(「新鴻基地產」)策略發展部經理。於一九九〇年加入新鴻基地產前，他曾在多家國際知名銀行集團，擔任多個研究及投資部門之職位。一九九四年十二月至一九九六年五月期間，陳先生被借調至香港政府中央政策組出任全職顧問。陳先生在財務、投資、策劃及投資者關係方面具十七年以上經驗。此外，陳先生持有澳洲雪梨大學經濟學學士及澳洲國立大學經濟學碩士學位。

黎浩佳，*非執行董事*

黎浩佳先生，50歲，於一九九八年十一月獲委任為本公司董事。黎先生現為新鴻基地產發展有限公司公司秘書。

黃奕鑑，*非執行董事*

黃奕鑑先生，51歲，於二〇〇一年十月獲委任為本公司董事。黃先生持有香港中文大學工商管理學士及碩士學位。

黃先生乃新鴻基地產發展有限公司之執行董事，專責該集團之策略策劃、企業發展、基建項目、財務投資及負責與投資界溝通。黃先生是路訊通控股有限公司副主席，亦是新意網集團有限公司之執行董事及富聯國際集團有限公司之非執行董事。

蘇承德，*非執行董事*

蘇承德先生，38歲，於二〇〇二年四月獲委任為本公司董事。蘇先生乃新鴻基地產發展有限公司(「新鴻基地產」)副主席兼董事總經理郭炳聯先生的特別助理，參與新鴻基地產的資訊科技業務，並為新意網集團有限公司制訂發展策略。

蘇先生持有美國哈佛大學文學士學位及哈佛商學院工商管理碩士學位，並擁有逾十二年資訊科技及顧問服務經驗，曾在美國、英國、香港及亞洲區內多個地方工作，負責制訂及執行企業發展策略。

蘇先生在加盟新鴻基地產集團之前，曾出任美國Digitas Asia Limited大中華地區的高級副總裁兼董事總經理，肩負開拓大中華業務及服務環球客戶的重任。Digitas Asia Limited的母公司設於麻省波士頓，為Nasdaq上市的系統整合及網上解決方案供應商。在此之前，他曾在Scient出任電訊業務董事總經理，負責亞洲電訊及互聯網客戶的商務發展及方案傳送服務。Scent乃資訊科技解決方案供應商，其總部設於三藩市。在踏足亞洲之前，蘇先生曾於美國及歐洲兩地分別為國際顧問公司Accenture及Cap Gemini擔任要職。

張永銳，*非執行董事*

張永銳先生，53歲，於二〇〇三年三月獲委任為本公司董事。張先生為多間其他公開上市公司的董事，他亦是新意網集團有限公司之非執行董事。

張先生為香港律師公會之內地法律事務委員會副主席及香港公開大學校董會成員。張先生持有澳洲新南威爾斯大學會計系商業學士學位，澳洲公認執業會計師公會公認執業會計師資格。張先生自一九七九年起為香港執業律師，並為胡關李羅律師行合夥人，並獲承認為英國律師及為新加坡的狀師兼律師。

李家祥，太平紳士，*獨立非執行董事*

李家祥先生，50歲，GBS, OBE, J.P., LLD, DSocSc., B.A., FHKSA, FCA, FCPAA, FCIS, 於一九九六年十月獲委任為本公司董事。李先生為李湯陳會計師事務所高級合夥人，並為九龍巴士控股有限公司、Wong's International (Holdings) Limited、中國航空技術國際控股有限公司、上海實業醫藥科技(集團)有限公司、恒生銀行有限公司、萬科企業股份有限公司及華潤創業有限公司之獨立非執行董事。李先生為香港特別行政區立法會議員，並任立法會政府賬目委員會主席及中國人民政治協商會議第十屆全國委員會委員。他亦為香港會計師公會前會長。

吳亮星，*獨立非執行董事*

吳亮星先生，54歲，於一九九七年六月獲委任為本公司董事。吳先生為香港特別行政區立法會議員，現任集友銀行副董事長。

吳先生曾於一九八八年至一九九七年獲委任為中英土地委員會中方代表及香港特別行政區政府土地基金受託人；並於一九九〇年至一九九八年擔任中南銀行常務董事及香港分行總經理；一九九二年起擔任香港公益金商業及僱員募捐計劃委員會委員；於一九九六年起被委任為香港房屋委員會委員；當年被選為香港特別行政區臨時立法會議員，並於一九九八年再獲選為首屆立法會議員。

吳先生自一九九六年起擔任中銀集團慈善基金董事；一九九八年擔任強制性公積金計劃諮詢委員會成員；一九九九年擔任輸入優秀人才計劃遴選委員會委員、香港社會服務聯會執行委員及嶺南大學校董會及諮議會成員。二〇〇一年吳先生擔任香港政府漁業發展貸款基金顧問委員會委員。

Sachio Semmoto，*獨立非執行董事*

Sachio Semmoto博士，61歲，於二〇〇二年九月獲委任為本公司董事。Semmoto博士於京都大學畢業，並分別於一九六八年及一九七一年取得美國佛羅里達州大學理學碩士及博士（電機工程）學位。

Semmoto博士為eAccess, Ltd.之創辦人及行政總裁，該公司為利用xDSL技術提供高速寬頻電訊服務之整合服務／電訊新公司。在此之前，Semmoto博士在多個機構擔任高級管理層職位達三十年，包括日本電話及電訊公司（NTT）、Kyocera及其於一九八四年共同創辦並出任執行副總裁之DDI Corp.（KDDI）。於一九九六年至二〇〇〇年期間，他出任東京慶應大學工商管理深造學院教授，並於二〇〇〇年出任伯克萊加州大學Haas School of Business客座教授。他亦經常到哈佛、史丹福及東京大學擔任講師。

Semmoto博士為美國工程師協會資深會員。他共同創辦Japan Academic Society of Ventures and Entrepreneurs並擔任其副總裁，Semmoto博士多年來一直通過擔任高級管理層職位，大力支持於日本、香港及美國新創辦之高科技公司。

鄒金根

科技總裁

鄒金根先生擁有超過十七年電訊經驗，為科技專才。於加盟數碼通前，他於香港電訊CSL任職超過六年，負責無線電網絡策劃及發展的工作。在一九九五至一九九六年間，他曾為電訊管理局無線電頻譜諮詢委員會會員；亦曾為香港中文大學訊息工程學系顧問委員會會員。鄒先生為英國電機工程師學會會員、澳洲工程師學會會員，及英國電機工程師學會特許工程師。他於香港中文大學畢業，持有電子工程學士學位。

許清儀

總經理－人力資源

許清儀小姐於人力資源、行政、銷售營運及物流管理方面，擁有逾二十一年經驗，曾任職於本地及跨國企業。她於一九九五年加盟數碼通前，於一家國際性的製造公司服務超過十一年，擔任亞太區區域人事經理。許小姐為香港零售管理協會培訓工作小組的委員，亦曾為香港中文大學精英培訓計劃的委員。她持有由香港理工學院及香港管理專業協會聯合頒發的人事管理文憑。

葉樹勳

澳門數碼通行政總裁

葉樹勳博士擁有逾十五年國際電訊業經驗。他於加盟數碼通前，負責英國電訊在亞太區的互聯網及多媒體策略發展，以及處理該公司在區內的投資及業務拓展項目。葉博士持有英國Loughborough University的博士學位，主修數據通訊，並為特許工程師。他亦為電機工程師學會會員以及電機及電子工程師學會會員。

劉民輝

創新服務策劃總監

劉民輝先生曾於北美洲及香港兩地工作，具備廣泛的電訊經驗。於一九九二年加盟數碼通前，他曾於加拿大及香港的流動通訊及固網經營商服務超過十一年，擔任多個電訊產品及服務研發的職位。劉先生持有英國曼徹斯特大學科技學院電機及電子工程學士學位，並為電機工程師學會及加拿大安大略省專業工程師協會的會員。

楊主光

客戶部總監

楊主光先生於電訊業具備超過十二年經驗。於加盟數碼通前，楊先生為得信佳電信有限公司的個人通訊及零售部總經理。他持有香港浸會大學文學士學位、英國University of Strathclyde工商管理碩士學位，及香港大學理科碩士(電子商貿及互聯網工程)學位。


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(除每股金額外，均以港幣百萬元為單位)

	截至六月三十日止年度或於六月三十日				
	二○○三年	二○○二年	二○○一年	二○○○年	一九九九年
損益賬					
營業額	**2,832**	2,401	2,485	2,894	3,074
股東應佔溢利／(虧損)	**408**	115	(284)	(363)	604
每股盈利／(虧損)(港元)	**0.70**	0.20	(0.47)	(0.60)	1.21
股息					
股息總額	**2,315**	41	無	96	244
歸於本年之每股總額(港元)	**0.47**	0.07	無	0.16	0.45
每股之特別現金股息(港元)	**3.50**	無	無	無	無
資產負債表					
非流動資產	**2,415**	2,458	2,100	2,327	2,451
流動資產淨值	**2,977**	2,691	2,993	3,137	3,461
資產淨值	**5,392**	5,149	5,093	5,464	5,912
股本	**58**	58	59	60	60
儲備	**5,314**	5,074	5,028	5,404	5,852
股東權益	**5,372**	5,132	5,087	5,464	5,912
少數股東權益	**20**	17	6	—	—
	5,392	5,149	5,093	5,464	5,912


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致數碼通電訊集團有限公司全體股東
(於百慕達註冊成立之有限公司)

本核數師已完成審核第49頁至第82頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任
編製真實兼公平之賬目乃公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並按照百慕達1981年《公司法》第90條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見之基礎
本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見
本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二〇〇三年六月三十日結算時之財務狀況，及貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二〇〇三年九月二十三日

綜合損益賬

截至二〇〇三年六月三十日止年度

	附註	**二〇〇三年** **港幣千元**	二〇〇二年 港幣千元
營業額	2	**2,831,538**	2,401,252
銷售貨品及提供服務成本	4	**(873,581)**	(582,108)
毛利		**1,957,957**	1,819,144
其他收入	2, 8	**72,140**	86,108
其他經營開支	5	**(1,606,392)**	(1,673,659)
固定及其他資產減值	6	**—**	(122,495)
經營溢利	8	**423,705**	109,098
應佔聯營公司之虧損		**(16,620)**	(3)
年度溢利		**407,085**	109,095
少數股東權益		**730**	6,074
股東應佔溢利	12, 26	**407,815**	115,169
股息			
歸於本年	13	**274,017**	40,777
特別現金股息	13	**2,040,552**	—
每股盈利			
基本	14	**港幣0.70元**	港幣0.20元
攤薄	14	**不適用**	不適用

二〇〇三年六月三十日結算

	附註	**二〇〇三年 港幣千元**	二〇〇二年 港幣千元
資產			
非流動資產			
固定資產	15	**1,703,220**	1,752,869
於聯營公司之權益	16	**3,050**	18,939
投資	17	**701,092**	682,321
遞延支出	18	**7,554**	4,304
		2,414,916	2,458,433
流動資產			
存貨	20	**29,605**	34,456
投資	17	**53,387**	—
應收營業賬款	21	**103,200**	172,336
按金及預付款項		**100,993**	148,852
其他應收款項		**25,034**	23,897
現金及銀行結存	22	**3,212,864**	2,943,507
		3,525,083	3,323,048
流動負債			
應付營業賬款	23	**145,902**	93,271
其他應付賬款及應計項目		**297,482**	396,603
客戶按金		**26,878**	43,193
遞延收入		**78,058**	89,833
稅項		**—**	8,992
		548,320	631,892
流動資產淨值		**2,976,763**	2,691,156
總資產減流動負債		**5,391,679**	5,149,589
股本及儲備			
股本	24	**58,301**	58,435
儲備	26	**5,313,794**	5,074,102
股東權益		**5,372,095**	5,132,537
少數股東權益		**19,584**	17,052
		5,391,679	5,149,589

郭炳聯
董事

二〇〇三年九月二十三日

黎大鈞
董事

二〇〇三年九月二十三日

資產負債表

二〇〇三年六月三十日結算

	附註	二〇〇三年 港幣千元	二〇〇二年 港幣千元
資產			
非流動資產			
附屬公司	19	**6,096,084**	4,702,834
流動資產			
其他應收款項		**811**	1,881
現金及銀行結存	22	**390,807**	524,467
		391,618	526,348
流動負債			
其他應付賬款及應計項目		**488**	16
流動資產淨值		**391,130**	526,332
總資產減流動負債		**6,487,214**	5,229,166
股本及儲備			
股本	24	**58,301**	58,435
儲備	26	**6,428,913**	5,170,731
		6,487,214	5,229,166

郭炳聯
董事

二〇〇三年九月二十三日

黎大鈞
董事

二〇〇三年九月二十三日

截至二〇〇三年六月三十日止年度

	附註	**二〇〇三年** **港幣千元**	二〇〇二年 港幣千元
經營業務			
營運所帶來之現金流入淨額	31	**843,903**	387,029
已付香港利得稅		**(14)**	(60)
經營業務之現金流入淨額		**843,889**	386,969
投資活動			
購買固定資產		**(395,523)**	(267,257)
出售固定資產所得之款項		**691**	1,040
遞延支出		**(14,960)**	(14,160)
購買持至到期日之債務證券		**(684,728)**	(682,108)
提早贖回及出售持至到期日之債務證券所得之款項		**601,883**	39,000
增加對聯營公司之放款		**(731)**	(5,950)
購買股本證券		**(6,931)**	(15,600)
已收利息		**90,762**	75,110
投資活動之現金流出淨額		**(409,537)**	(869,925)
融資			
附屬公司少數股東所提供之款項		**3,262**	17,671
購回股份之款項		**(25,370)**	(69,636)
抵押銀行存款之減少／(增加)		**133,263**	(391,353)
已付股息		**(142,887)**	—
融資之現金流出淨額		**(31,732)**	(443,318)
現金及現金等價物之增加／(減少)		**402,620**	(926,274)
年初之現金及現金等價物		**2,418,105**	3,344,379
年終之現金及現金等價物		**2,820,725**	2,418,105
現金及現金等價物分析			
現金及銀行結存	22	**3,212,864**	2,943,507
減：抵押銀行存款	22	**(392,139)**	(525,402)
		2,820,725	2,418,105

綜合權益變動表

截至二〇〇三年六月三十日止年度

	股本 港幣千元	股份溢價 港幣千元	資本 贖回儲備 港幣千元	繳入盈餘 港幣千元	保留溢利 港幣千元	總額 港幣千元
截至二〇〇二年六月三十日止年度						
二〇〇一年七月一日	59,228	4,298,104	1,357	199,800	528,516	5,087,005
購回股份	(793)	(68,844)	793	—	(793)	(69,637)
年度溢利	—	—	—	—	115,169	115,169
二〇〇二年六月三十日	**58,435**	**4,229,260**	**2,150**	**199,800**	**642,892**	**5,132,537**
截至二〇〇三年六月三十日止年度						
二〇〇二年七月一日	58,435	4,229,260	2,150	199,800	642,892	5,132,537
購回股份	(311)	(25,059)	311	—	(311)	(25,370)
發行新股份代替現金股息	177	14,316	—	—	(14,493)	—
支付二〇〇二年之末期股息	—	—	—	—	(26,284)	(26,284)
支付二〇〇三年之中期股息	—	—	—	—	(116,603)	(116,603)
年度溢利	—	—	—	—	407,815	407,815
二〇〇三年六月三十日	**58,301**	**4,218,517**	**2,461**	**199,800**	**893,016**	**5,372,095**

1 編製基準及主要會計政策

編製綜合財務報表所採納之編製基準及主要會計政策列載如下：

a 編製基準

財務報表乃按原始成本準則編製及按香港普遍接納之會計原則及遵照香港會計師公會頒佈之會計標準而編製。

本集團本年度採納了以下由香港會計師公會發出之新增及經修訂會計實務準則，此等準則由二OO二年一月一日或之後起之會計期間生效：

會計實務準則第1號(經修訂)	：	編製財務報表
會計實務準則第11號(經修訂)	：	外幣滙兑
會計實務準則第15號(經修訂)	：	現金流量報表
會計實務準則第33號	：	終止經營業務
會計實務準則第34號	：	僱員福利

由於本集團已沿用該等新增或經修訂之會計實務準則之確認及計算準則，故採納此等新增或經修訂之會計實務準則對此等財務報表不會造成重大財務影響。然而，某些呈列及披露(包括比較數字)，已經作出修訂或增加。

b 綜合賬目

綜合財務報表包括本公司及其附屬公司截至六月三十日之財務報表。附屬公司乃指那些本集團控制其董事會之組成、控制超過半數投票權或持有過半數發行股本之公司。年內購入或出售之附屬公司，其業績由收購生效日起或出售生效日止(視乎情況而定)列入綜合損益賬內。

集團內各公司之間之重大交易及結餘均於綜合賬目時對銷。

出售一間附屬公司之收益或虧損，是指銷售收益與本集團所佔其淨資產之差額，連同任何之前未於綜合損益賬中扣除或確認之未攤銷或已撥入儲備之商譽。

少數股東權益乃指外界股東於經營業績及附屬公司之資產淨額中之權益。

本公司之資產負債表中，於附屬公司之投資是按成本值減去減值虧損準備列賬。附屬公司業績由本公司按已收及應收之股息入賬。

1 編製基準及主要會計政策(續)

c 聯營公司

聯營公司乃指本集團長期持有其股本權益，並對其管理發揮重大影響力之公司，惟該公司並非附屬公司。

綜合損益賬包括本年度本集團應佔聯營公司之業績，而綜合資產負債表包括本集團應佔聯營公司之資產淨值。

在本公司之資產負債表內，聯營公司之投資乃按成本值減去減值虧損準備列賬。本公司將聯營公司之業績按已收及應收之股息入賬。

當聯營公司之投資賬面值已全數撇銷，便不再採用權益會計法，除非本集團就該聯營公司已作出承擔或有擔保之承擔。

d 商譽

商譽指收購成本超出於收購當日，本集團應佔所收購附屬公司及聯營公司之淨資產公平值之差額。

於二〇〇一年七月一日前產生之收購商譽，已於儲備中撇銷。

本集團並無於截至二〇〇二年及二〇〇三年六月三十日止年度內進行任何收購。

e 固定資產

固定資產以成本減累積折舊及在有需要之情況下再減去累積減值虧損後列賬。固定資產以直線基準，依其估計可用年期按足以撇銷其成本減去累積減值虧損之折舊率計算折舊。主要採用之每年折舊率如下：

租賃土地及樓宇	按租賃年期
租賃物業裝修	按租賃年期
網絡及測試設備	10%-33⅓%
電腦、發單及辦公室電話設備	20%-33⅓%
其他固定資產	20%-33⅓%

網絡之成本包括數碼流動無線電話網絡資產及設備之購入成本。網絡之折舊從其啟用之日期起開始計算。

網絡仍在建造之任何部份，包括其中之設備，並無作出折舊撥備。

其他固定資產包括汽車、設備、傢具及裝置。

出售或報廢固定資產之收益或虧損，乃指出售所得收入淨額與相關資產賬面值之差額，並於損益賬入賬。

將固定資產重修至其正常運作狀態之主要成本支出均在損益賬支銷。裝修改良成本均資本化，並按其對本集團之預計可用年期折舊。

在每個結算日，均以由內部及外界所獲得之資料，評核固定資產有否出現減值。如有此等跡象，便會對其可收回價值進行評估，並在合適情況下，將減值虧損入賬以將資產撇減至其可收回價值。此等減值虧損在損益表入賬。

1 編製基準及主要會計政策(續)

f 第三代流動通訊(「3G」)服務電訊牌照

本集團購入香港3G流動通訊牌照之頻譜費用，包括本集團獲分配特定頻譜而應付之頻譜使用費，以及根據3G牌照而須繳付之專營權年費。於推出商業服務前應付之該等費用及專營權，計入開發及裝置有關網絡之成本內，並與固定資產一併遞延及列賬。折舊將由開始提供服務起，以牌照尚餘年期或固定資產之估計可使用年期兩者較短者計算撥備。

g 投資

(i) 股本證券

股本證券按成本減去任何減值虧損準備入賬。

個別投資的賬面值均在每個結算日檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關證券之賬面值須削減至其公平值。減值虧損之款額在損益賬中列作開支。

當導致撇減之情況終止，而且此新情況很可能於可見將來維持下去，減值虧損便會撥回於損益賬中。

(ii) 持至到期日之債務證券

擬持至到期日之債務證券，在資產負債表內按成本值加或減少任何截至該日止未攤銷之折讓或溢價列賬。購入之折讓或溢價於截至到期日之期間攤銷，並在損益賬中列作利息收益或支出項目。在出現非短期性減值時會作出撥備。

持至到期日之債務證券之賬面值均於結算日檢討，以評估有關信貸風險及其賬面值能否收回。倘若預期賬面值無法收回，則作出撥備，並在損益賬入賬。

h 存貨

存貨包括手機及配件，乃以成本及可變現淨值之較低者列賬。成本以加權平均數基準計算。可變現淨值以預期銷售所得款項減去估計銷售費用而訂定。

i 遞延支出

(i) 申請牌照費用

申請牌照費用遞延入賬，並按有關牌照之期限攤銷。

(ii) 手機補貼

向客戶提供之手機補貼成本均作遞延，並按客戶平均上台使用期十二個月以直線法攤銷。

1 編製基準及主要會計政策(續)

j 外幣滙兑

以外幣進行之交易，依交易日期之滙率換算後記錄入賬。於結算日以外幣結存之貨幣資產及負債，按當日之滙率換算。由此產生之滙兑差額均計入損益賬內。

附屬公司以外幣顯示之財務報表，按結算日之滙率兑換。損益賬是按平均滙率換算，而滙兑差額均作為儲備變動處理。

k 應收營業賬款

倘應收營業賬款被視為呆賬時，則會提撥應收賬款撥備。資產負債表之應收營業賬款，於扣除上述撥備後列賬。

l 現金及現金等價物

現金及現金等價物按成本在資產負債表內列賬。

在現金流量表中，現金及現金等價物包括庫存現金及銀行之即期存款。

m 遞延税項

為課税目的而計算之溢利與財務報表所示之溢利二者間之時差，若預期將於可見將來需要支付或可收回，即按現行税率計算遞延税項。

n 租賃資產

(i) 融資租賃

除法定所有權外，將擁有資產之風險及回報實際上全部轉讓予本集團之租賃，均作為融資租賃列賬。融資租賃開始時，是以資產之公平價值，或以最低租賃付款之現值兩者中較低者入賬列為資產。向出租人支付之款項被視作包括資本及利息兩大部分。財務費用按尚欠資本結餘之比例在損益賬中支銷。以融資租賃持有之資產按資產之估計可用年限或租約期(以兩者之較短者)計算折舊。

(ii) 經營租賃

資產擁有權之風險及回報實際上全部由出租公司保留之租賃，皆作為經營租賃入賬。根據經營租賃作出之費用，經扣除已收取出租公司之任何獎金後，在租賃期內以直線法在損益賬中支銷。

1 編製基準及主要會計政策(續)

o 或然資產及負債

或然負債指因已發生之事件而可能引起之責任，此等責任須就某一宗或多宗事件會否於未來發生才能確認，而本集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但因可能不會導致經濟資源之流出，或責任金額未能可靠地衡量而未有入賬。

或然負債不會被確認，但會在財務報表附註中披露。假若資源流出之可能性改變，導致可能出現資源流出，此等負債將被確立為撥備。

或然資產指因已發生之事件而可能產生之資產，此等資產須就某一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些事件會否實現。

或然資產不會被確認，但會於可能產生經濟利益流入時，在財務報表附註中披露。若實質確定可產生經濟效益時，此等效益才被確立為資產。

p 收入之確認

如經濟利益將有可能歸於本集團且收入能可靠地計算，則該等收入經扣除折扣及銷售優惠後，按下列基準確認：

(i) 銷售貨品：在擁有權之主要風險及報酬已轉移至買家時確認；

(ii) 電訊服務、國際直撥服務及互聯網相關服務：在提供服務時按使用集團之流動通訊網絡及設備之用量確認；

(iii) 利息收入：按時間比例確認。

而標準服務計劃預先發單之電訊服務收入則予以遞延，並包括在遞延收入內。

q 退休福利成本

本集團為僱員設定兩項界定供款退休計劃，即為職業退休計劃(「ORSO」)及強制性公積金計劃(「強積金計劃」)(統稱「該等計劃」)。該等計劃之資金由獨立管理基金持有，與本集團之資產分開。

本集團向該等計劃作出之供款會於產生時作為費用支銷。向ORSO 作出之供款可扣除僱員在有權取得集團之全數供款前，因離職而被沒收之供款部份。

1 編製基準及主要會計政策（續）

r 股息

股息於派發之期間列為保留溢利分派。若以股份作為股息，將於發行期間列為發行該等股份，並按相等於發行日期該等股份之市值列作保留溢利分派。於資產負債表內，並無確認結算日後擬派股息或宣派股息為負債。

s 僱員福利

(i) 僱員之假期福利

僱員享有之年假福利於僱員應獲得假期時確認，並就截至結算日為止僱員提供服務而應得之年假之估計負債提撥準備。

僱員之病假、產假及婚假福利於放假時才確認。

(ii) 溢利分派和分紅計劃

賬目內會就結算日期起計十二個月內溢利分派和分紅計劃應付金額提撥準備。該等準備只會在本集團就僱員提供服務而產生現有法律上或推定之責任，並能可靠地估計該等責任時，才會確認入賬。

(iii) 僱員購股權計劃

如以授出日期之股份市價授出購股權，則毋需在損益賬內確認任何僱員福利成本。如以較市場有折讓之價格授出購股權，則需按該等折讓在損益表內確認僱員福利成本。在行使購股權時，所得款項扣除任何交易成本均撥入股本（按面值）及股份溢價賬。

2 營業額及其他收入

本集團主要從事提供流動通訊及相關服務，以及銷售流動電話及配件。本年度內已確認之收入如下：

	二○○三年 港幣千元	二○○二年 港幣千元
營業額		
流動及國際電訊服務	**2,263,140**	2,171,303
流動電話及配件銷售	**556,120**	177,795
互聯網服務(附註7)	**12,278**	52,154
	2,831,538	2,401,252
其他收入		
利息收入	**72,140**	86,108
收入總額	**2,903,678**	2,487,360

3 分類呈報

截至二○○三年六月三十日止年度，本集團之營業額及經營溢利，超過百分之九十是來自香港及澳門特別行政區之流動通訊業務。因此，財務報表並無呈列按業務及地區分類之分析。

4 銷售貨品及提供服務成本

	二○○三年 港幣千元	二○○二年 港幣千元
銷售貨品成本	**552,499**	226,197
互連費及國際電訊服務費	**280,254**	316,143
其他	**40,828**	39,768
	873,581	582,108

5 其他經營開支

	二〇〇三年 港幣千元	二〇〇二年 港幣千元
網絡費用	**456,022**	459,430
折舊	**399,946**	410,348
薪金及有關費用(包括董事酬金)	**360,104**	377,308
銷售及推廣費用	**158,990**	176,820
租金及水電費用	**106,090**	118,059
其他經營開支	**123,463**	119,595
出售固定資產之虧損	**1,777**	12,099
	1,606,392	1,673,659

6 固定及其他資產減值

	二〇〇三年 港幣千元	二〇〇二年 港幣千元
固定資產－減值虧損	**—**	96,082
投資於聯營公司及股本證券之撥備	**—**	26,413
	—	122,495

於截至二〇〇二年六月三十日止年度，本集團為其互聯網服務供應商業務及其他非核心業務之若干固定資產作出減值支出港幣96,000,000元。本集團亦為其科技基金投資作出減值支出港幣26,000,000元。

7 已終止經營業務

由二〇〇二年十月至十二月期間，本集團終止向零售客戶提供固網寬頻及窄頻互聯網接達服務(「互聯網服務」)。本集團亦與另一名互聯網服務供應商訂立安排，以持續向本集團前客戶提供服務。該業務已於二〇〇三年六月終止。該互聯網服務業務分類之營業額及業績、現金流量與資產及負債如下：

	二〇〇三年 **港幣千元**	二〇〇二年 港幣千元
營業額及業績		
營業額	**12,278**	52,154
利息收入	**2**	8
經營成本	**(10,477)**	(65,414)
固定資產減值	**—**	(67,884)
經營溢利／(虧損)	**1,803**	(81,136)
現金流量		
經營業務之現金(流出)／流入淨額	**(1,445)**	33,258
投資之現金流入／(流出)淨額	**2**	(33,248)
淨現金(流出)／流入總額	**(1,443)**	10

	二〇〇三年 **六月三十日** **港幣千元**	二〇〇二年 六月三十日 港幣千元
資產及負債		
流動資產	**902**	6,053
負債總額	**(718)**	(19,709)
資產／(負債)淨值	**184**	(13,656)

以上之資產及負債並不包括集團內公司間之應付及應收款項。

本集團未有就已終止業務之任何資產訂立出售協議。因此，並無產生任何資產出售之溢利或虧損。

8 經營溢利

經營溢利經計入及扣除下列各項列賬：

	二〇〇三年 港幣千元	二〇〇二年 港幣千元
計入		
利息收入		
上市投資	**17,365**	6,597
出售上市債務證券之確認虧損淨額(附註17)	**(6,336)**	—
銀行及其他財務機構存款	**44,212**	73,136
其他	**16,899**	6,375
	72,140	86,108
滙兑收益淨額	**—**	46
扣除		
折舊		
自置固定資產	**257,705**	263,610
租賃固定資產	**142,241**	146,738
	399,946	410,348
遞延支出之攤銷	**11,710**	40,703
土地及樓宇，收發站及專線之經營租約租金	**442,336**	456,654
出售固定資產虧損	**1,777**	12,099
核數師酬金	**1,070**	1,305
存貨撥備	**1,811**	6,528
滙兑虧損淨額	**268**	—
呆壞賬撥備	**18,848**	11,827
退休福利成本(附註10)	**18,437**	17,979

9 董事及高級管理人員酬金

a 董事酬金

年內應付予本公司董事之酬金總額，詳情如下：

	二〇〇三年 港幣千元	二〇〇二年 港幣千元
袍金	**1,105**	660
薪金及津貼	**9,452**	9,526
花紅	**260**	555
退休金供款	**809**	519
	11,626	11,260

二〇〇三年之董事酬金，包括年內辭任之四名董事（二〇〇二年：六名董事）之酬金為無（二〇〇二年：港幣3,118,000元）。

上述之董事袍金，包括本公司獨立非執行董事之酬金港幣460,000元（二〇〇二年：港幣160,000元）。於截至二〇〇三年六月三十日止年度內，並無董事就其向本集團提供服務，而自數碼通電訊集團有限公司之最終控股公司新鴻基地產發展有限公司收取任何酬金。

並無董事（二〇〇二年：無）放棄截至二〇〇三年六月三十日止財政年度之酬金。於本年度內，本集團並無向董事支付作為吸引彼等加入本集團之報酬或離職補償（二〇〇二年：無）。

年內，根據本公司於二〇〇二月十一月十五日採納之購股權計劃，向董事授出5,200,000份購股權。此等購股權是用以取代根據過往計劃授出但已於截至二〇〇三年六月三十日止年度內註銷或失效之購股權。有關年內授出購股權之詳情，請參閱附註25－「僱員購股權計劃」。

董事酬金之分佈範圍如下：

港幣	**二〇〇三年 董事人數**	二〇〇二年 董事人數
0元－1,000,000元	**12**	15
3,000,001元－3,500,000元	**1**	1
7,000,001元－7,500,000元	**1**	1
	14	17

9 董事及高級管理人員酬金(續)

b 五名最高薪人士

除上述兩名(二〇〇二年：兩名)最高酬金董事外，本集團有三名僱員(二〇〇二年：三名僱員)，其薪酬位列最高薪五名人士之內。年內應付予該三名僱員(二〇〇二年：三名僱員)之薪酬詳情如下：

	二〇〇三年 港幣千元	二〇〇二年 港幣千元
薪金及津貼	**6,893**	6,631
花紅	**448**	—
退休金供款	**624**	593
	7,965	7,224

該等僱員之薪酬分佈範圍如下：

港幣	**二〇〇三年 僱員人數**	二〇〇二年 僱員人數
2,000,001元－2,500,000元	**1**	2
2,500,001元－3,000,000元	**2**	1
	3	3

10 退休福利

	二〇〇三年 港幣千元	二〇〇二年 港幣千元
退休金計劃成本	**21,054**	23,341
減：沒收之供款	**(2,617)**	(5,362)
於損益賬中扣除之成本淨額	**18,437**	17,979

本集團及僱員向ORSO計劃作出之供款，乃根據僱員底薪及指定百分比計算，並於產生時作為費用支銷。僱員於可全數獲取本集團供款前離職而被沒收之供款，可用以抵銷本集團之供款。於二〇〇二年及二〇〇三年六月三十日，所有於ORSO計劃中僱員被沒收之供款，已用以抵銷本集團之應繳供款。

強積金計劃於二〇〇〇年十二月根據香港強制性公積金計劃條例設立，本集團之僱員可選擇參加。本集團及僱員均須按僱員有關月薪之百分之五作為強制性供款，而最高供款額為每月港幣1,000元。僱主之強制性供款於產生時列為費用支銷，供款一經支付予強積金計劃，即全屬僱員所有。

11 稅項

由於本集團承上期結轉之稅項虧損，足以抵銷本年度之應課稅溢利，故並無為香港利得稅作提撥準備(二○○二年：無)。

本年度並無在損益賬內確認之遞延稅項支出／(減免)如下：

	二○○三年 **港幣千元**	二○○二年 港幣千元
加速折舊免稅額	**27,696**	(52,166)
稅項虧損	**1,340**	125,118
其他時差	**(644)**	(4,220)
	28,392	68,732

12 股東應佔溢利／(虧損)

本集團本年度之溢利中，已於本公司財務報表處理之溢利為港幣1,426,305,000元(二○○二年：虧損港幣35,411,000元)。

13 股息

	二○○三年 **港幣千元**	二○○二年 港幣千元
已派末期股息，每股港幣0.07元(附註a)	**—**	40,777
已派中期股息，每股港幣0.20元(附註b)	**116,603**	—
擬派末期股息，每股港幣0.27元(附註c)	**157,414**	—
歸於本年	**274,017**	40,777
擬派特別現金股息，每股港幣3.50元(附註d)	**2,040,552**	—
	2,314,569	40,777

附註：

a 於二○○二年九月二十四日舉行之會議上，董事建議就截至二○○二年六月三十日止年度派發每股港幣0.07元之末期股息。這項末期股息已於二○○二年十一月十八日派付，並已列作截至二○○三年六月三十日止年度之保留溢利分派。

b 於二○○三年三月十一日舉行之會議上，董事就截至二○○三年六月三十日止年度宣派每股港幣0.20元之中期股息。此項中期股息已於二○○三年四月十一日派付，並已列作截至二○○三年六月三十日止年度之保留溢利分派。

c 於二○○三年九月二十三日舉行之會議上，董事建議就截至二○○三年六月三十日止年度派發每股港幣0.27元之末期股息。這項擬派股息並無於二○○三年六月三十日之資產負債表內列為本集團或本公司之應付股息，但將於截至二○○四年六月三十日止年度之賬目內列為保留溢利之分派。

d 於二○○三年九月二十三日舉行之會議上，董事建議派發每股港幣3.50元之特別現金股息。這項擬派特別現金股息並無於二○○三年六月三十日之資產負債表內列為本集團或本公司之應付股息，但將於截至二○○四年六月三十日止年度之賬目內列為保留溢利及／或繳入盈餘之分派。

14 每股盈利

每股盈利是根據股東應佔溢利港幣407,815,000元(二〇〇二年:港幣115,169,000元)及年內已發行股份之加權平均數583,327,626股(二〇〇二年:588,929,496股)計算。

截至二〇〇二年及二〇〇三年六月三十日止年度,由於並無潛在攤薄影響之股份發行在外,因此並無呈列每股攤薄之盈利。

15 固定資產

	香港中期租賃土地及樓宇 港幣千元	租賃物業裝修 港幣千元	網絡及測試設備 港幣千元	電腦、發單及辦公室電話設備 港幣千元	其他固定資產 港幣千元	在建造之網絡 港幣千元	總額 港幣千元
原值							
二〇〇二年七月一日	8,000	151,156	2,962,121	448,203	60,773	252,711	3,882,964
添置	—	10,900	9,193	26,419	5,750	313,842	366,104
重新分類	—	—	243,185	—	—	(243,185)	—
出售	—	—	(84,043)	(9,523)	(3,638)	(1,139)	(98,343)
二〇〇三年六月三十日	**8,000**	**162,056**	**3,130,456**	**465,099**	**62,885**	**322,229**	**4,150,725**
累積折舊及減值虧損							
二〇〇二年七月一日	8,000	125,616	1,530,217	377,808	48,207	40,247	2,130,095
本年度折舊	—	13,558	342,964	35,694	7,730	—	399,946
重新分類	—	—	(179)	—	—	179	—
售後撥回	—	—	(69,635)	(9,506)	(3,392)	(3)	(82,536)
二〇〇三年六月三十日	**8,000**	**139,174**	**1,803,367**	**403,996**	**52,545**	**40,423**	**2,447,505**
賬面淨值							
二〇〇三年六月三十日	**—**	**22,882**	**1,327,089**	**61,103**	**10,340**	**281,806**	**1,703,220**
二〇〇二年六月三十日	—	25,540	1,431,904	70,395	12,566	212,464	1,752,869

於二〇〇三年六月三十日,本集團以融資租賃持有之固定資產之賬面淨值為港幣657,828,203元(二〇〇二年:港幣807,959,000元)。

在建造之網絡包括已資本化之3G頻譜使用費港幣86,091,000元(二〇〇二年:港幣36,091,000元)。

16 於聯營公司之權益

	二〇〇三年 港幣千元	二〇〇二年 港幣千元
本集團分佔資產淨值	**—**	—
應收聯營公司款項，減撥備	**3,050**	18,939
	3,050	18,939

於二〇〇三年六月三十日本集團之聯營公司詳述如下：

名稱	註冊成立及營業地點	主要業務	持有已發行股份之詳情	持有權益
New Top Finance Limited	英屬處女群島	投資控股	375股普通股 每股面值1美元	37.5%

聯營公司結欠款項乃無抵押、免息，並且無固定還款期。

17 投資

	二〇〇三年 港幣千元	二〇〇二年 港幣千元
股本證券		
海外非上市投資之公平值	**44,144**	39,213
持至到期日之債務證券		
上市		
海外	**367,287**	293,036
香港	**—**	74,193
非上市	**343,048**	275,879
	710,335	643,108
減：包括在流動資產於一年內到期之債務證券	**(53,387)**	—
	656,948	643,108
	701,092	682,321
上市證券之市值		
海外	**379,186**	293,095
香港	**—**	75,244
	379,186	368,339

17 投資(續)

於出售若干上市擬持到期日之債務證券時所產生之虧損為港幣6,300,000元(二〇〇二年：無)，列載如下：

	二〇〇三年 港幣千元	二〇〇二年 港幣千元
於年中出售證券所得之款項	172,883	—
提早贖回證券所得之款項	429,000	39,000
所得之款項總額	601,883	39,000
於出售或贖回日之賬面值	(608,219)	(39,000)
出售虧損之淨額	(6,336)	—

於年中出售擬持至到期日之債務證券，均於到期日前出售，此乃因應證券發行人之信用質素下降而作出之預防性措施。

擬持之到期日之債務證券之提早贖回，乃由於證券發行人行使其強制性權利，而並非本集團之自行決定。

18 遞延支出

	二〇〇三年			二〇〇二年		
	手機補貼 港幣千元	申請 牌照費用 港幣千元	總額 港幣千元	手機補貼 港幣千元	申請 牌照費用 港幣千元	總額 港幣千元
原值						
七月一日	772,952	4,159	777,111	758,792	4,159	762,951
添置	14,960	—	14,960	14,160	—	14,160
六月三十日	787,912	4,159	792,071	772,952	4,159	777,111
累積攤銷						
七月一日	768,682	4,125	772,807	728,395	3,709	732,104
年內開支	11,676	34	11,710	40,287	416	40,703
六月三十日	780,358	4,159	784,517	768,682	4,125	772,807
賬面淨值						
六月三十日	7,554	—	7,554	4,270	34	4,304

19 附屬公司

	二OO三年 港幣千元	二OO二年 港幣千元
非上市股份之投資成本	**939,189**	939,189
應收附屬公司款項(附註)	**5,186,282**	3,793,032
	6,125,471	4,732,221
應付附屬公司款項(附註)	**(29,387)**	(29,387)
	6,096,084	4,702,834

附註：

應收／(應付)附屬公司之款項為無抵押、免息及毋須於結算日十二個月內償還。

於截至二OO三年六月三十日止年度內任何時間或於結算日，概無附屬公司有任何貸款資本(二OO二年：無)。

於截至二OO三年六月三十日止年度內對本集團之業績，或於二OO三年六月三十日對本集團之資產淨值，有重大影響之主要附屬公司詳情如下：

公司名稱	註冊成立地點	主要業務及經營所在地	已發行股本詳情	集團所佔權益
SmarTone (BVI) Limited*	英屬處女群島	在英屬處女群島從事投資控股及集團融資	1,000股普通股每股面值1美元	100%
數碼通電訊有限公司	香港	在香港提供數碼流動無線電話服務及銷售流動電話及配件	100,000,000股普通股每股面值港幣1元	100%
SmarTone 3G Limited	香港	在香港提供3G流動無線電話服務	2股普通股每股面值港幣1元	100%
數碼通電訊服務(中國)有限公司	香港	在香港及中國提供代理及顧問服務	2股普通股每股面值港幣1元	100%
數碼通流動通訊(澳門)股份有限公司	澳門	在澳門提供數碼流動無線電話服務及銷售流動電話及配件	1,000,000股每股面值澳門幣1元	72%

* 由本公司直接持有。

上述所有附屬公司均為有限責任公司。

20　存貨

於二〇〇三年及二〇〇二年六月三十日，所有存貨指作轉售用途之貨品。於二〇〇三年六月三十日，以可變現淨值列賬之存貨之賬面值合共港幣579,000元(二〇〇二年：港幣4,340,000元)。

21　應收營業賬款

本集團給予用戶及其他客戶約平均三十天的賒賬期。扣除撥備後之應收營業賬款賬齡分析如下：

	二〇〇三年 **港幣千元**	二〇〇二年 港幣千元
現時－30天	**92,423**	135,999
31天－60天	**7,992**	22,448
61天－90天	**2,785**	13,889
	103,200	172,336

22　現金及銀行結存

	二〇〇三年 **港幣千元**	二〇〇二年 港幣千元
本集團		
已抵押銀行存款	**392,139**	525,402
現金及銀行結存	**2,820,725**	2,418,105
	3,212,864	2,943,507

已抵押之銀行存款港幣392,139,000元(二〇〇二年：港幣525,402,000元)中，港幣200,000,000元(二〇〇二年：港幣250,000,000元)已抵押成為本集團之3G牌照履約保證書(如附註32－「或然負債」所述)之現金抵押品。

	二〇〇三年 **港幣千元**	二〇〇二年 港幣千元
本公司		
已抵押銀行存款	**387,812**	520,465
現金及銀行結存	**2,995**	4,002
	390,807	524,467

23 應付營業賬款

應付營業賬款賬齡分析如下：

	二○○三年 **港幣千元**	二○○二年 港幣千元
現時－30天	**66,428**	31,425
31天－60天	**33,786**	48,130
61天－90天	**14,111**	10,220
逾90天	**31,577**	3,496
	145,902	93,271

24 股本

	每股面值 港幣0.10元 之股份	港幣千元
法定股本：		
二○○二年七月一日及二○○三年六月三十日	1,000,000,000	100,000
已發行並已繳足股本：		
二○○一年七月一日	592,278,842	59,228
購回股份(附註a)	(7,926,000)	(793)
二○○二年六月三十日	584,352,842	58,435
二○○二年七月一日	584,352,842	58,435
購回股份(附註b)	(3,107,500)	(311)
代替現金股息發行之新股份(附註c)	1,769,586	177
二○○三年六月三十日	**583,014,928**	**58,301**

24 股本（續）

附註：

a 截至二〇〇二年六月三十日止年度，本公司在香港聯合交易所有限公司購回7,926,000股股份。該等回購股份其後被註銷，而相等於該等股份面值總額之款額已由保留溢利撥往資本贖回儲備。

該等購回股份之詳情如下：

購回月份	購回股份數目	每股股價 最高 港幣	每股股價 最低 港幣	已繳價格總額 港幣
二〇〇一年八月	1,154,500	8.95	8.70	10,152,375
二〇〇一年十一月	505,000	8.70	8.60	4,386,250
二〇〇一年十二月	1,505,500	8.55	8.40	12,776,225
二〇〇二年三月	1,980,500	8.90	8.75	17,488,975
二〇〇二年四月	2,780,500	9.00	8.80	24,832,425
	7,926,000			69,636,250

b 截至二〇〇三年六月三十日止年度，本公司在香港聯合交易所有限公司購回3,107,500股股份。該等回購股份其後被註銷，而相等於該等股份面值總額之款額已由保留溢利撥往資本贖回儲備。

該等購回股份之詳情如下：

購回月份	購回股份數目	每股股價 最高 港幣	每股股價 最低 港幣	已繳價格總額 港幣
二〇〇二年七月	109,500	7.95	7.90	865,525
二〇〇二年八月	1,712,000	8.25	7.60	13,586,575
二〇〇三年一月	908,500	8.50	8.35	7,708,725
二〇〇三年二月	377,500	8.50	8.35	3,208,750
	3,107,500			25,369,575

c 於二〇〇二年九月二十四日，本公司建議派發截至二〇〇二年六月三十日止年度之末期股息港幣0.07元。本公司向股東提出以股代息選擇，據此股東可選擇收取股份代替現金股息（「該計劃」）。於二〇〇二年十一月十八日，根據該計劃共發行1,769,586股每股面值港幣0.10元之繳足股份，作價每股港幣8.19元。港幣14,300,000元之溢價因發行股份而產生（附註26）。

25 僱員購股權計劃

根據本公司所採納之購股權計劃，本公司授予集團之全職僱員（包括執行董事）購股權以認購本公司之股份。購股權計劃之詳情於董事會報告書內披露。

本公司於二〇〇二年十一月十五日採納新購股權計劃（「新購股權計劃」）以取代於一九九六年十月十七日採納之舊購股權計劃（「舊購股權計劃」），以符合香港聯合交易所有限公司證券上市規則之規定。

舊購股權計劃已於二〇〇二年十一月十五日終止。隨著舊購股權計劃之終止，再無購股權可按該計劃授出，但在其他各方面，舊購股權計劃之條款仍然生效，而所有於終止日期前授出之購股權仍然有效，並可按其條款行使。於二〇〇二年十一月十五日後，舊購股權計劃之所有尚未行使購股權皆已失效，或已根據由摩根士丹利添惠亞洲有限公司代表Cellular 8 Holdings Limited（新鴻基地產發展有限公司之全資附屬公司）提出對本公司強制性全面收購建議（「全面收購建議」），以每份購股權港幣0.01元之象徵式金額，予以收購。根據全面收購建議所收購之購股權已於其後註銷。

購股權之變動

	截至二〇〇三年六月三十日止年度			截至二〇〇二年六月三十日止年度
股份數目	**新購股權計劃**	**舊購股權計劃**	**總額**	舊購股權計劃
七月一日	**—**	**7,975,000**	**7,975,000**	4,947,000
已發行	**5,200,000**	**—**	**5,200,000**	5,400,000
已註銷或失效	**—**	**(7,975,000)**	**(7,975,000)**	(2,372,000)
六月三十日	**5,200,000**	**—**	**5,200,000**	7,975,000
於六月三十日符合授出條件之購股權	**1,066,667**	**—**	**1,066,667**	2,575,000

於截至二〇〇三年六月三十日止年度內，並無購股權獲行使（二〇〇二年：無）。

25 僱員購股權計劃(續)

未到期及尚未行使之購股權

於二〇〇三年六月三十日，根據新購股權計劃共可認購5,200,000股股份(二〇〇二年：根據舊購股權計劃共可認購7,975,000股)之尚未行使之購股權如下：

授出日期	行使期限	行使價 港幣	**二〇〇三年 六月三十日 股數***	二〇〇二年 六月三十日 股數†
一九九六年十二月三日	一九九七年一月一日至 二〇〇三年十二月三十一日	16.10	**—**	53,000
一九九八年四月四日	一九九九年四月十四日至 二〇〇五年四月十三日	20.60	**—**	812,500
一九九九年十一月十七日	二〇〇〇年十一月十七日至 二〇〇七年十一月十六日	27.70	**—**	1,609,500
二〇〇〇年三月二十二日	二〇〇一年三月二十二日至 二〇〇七年三月二十一日	25.50	**—**	100,000
二〇〇一年七月十三日	二〇〇二年七月十三日至 二〇〇八年七月十二日	9.20	**—**	100,000
二〇〇一年七月十七日	二〇〇二年七月十七日至 二〇一一年七月十六日	9.29	**—**	5,000,000
二〇〇二年三月十九日	二〇〇三年三月十九日至 二〇〇九年三月十八日	8.97	**—**	100,000
二〇〇二年五月二日	二〇〇三年五月二日至 二〇一二年五月一日	9.20	**—**	200,000
二〇〇三年二月十日	二〇〇三年二月十日至 二〇一一年七月十六日	9.29	**5,000,000**	—
二〇〇三年二月十日	二〇〇三年五月二日至 二〇一二年五月一日	9.20	**200,000**	—
			5,200,000	7,975,000

* 所有於二〇〇三年六月三十日尚未行使之購股權均是根據新購股權計劃而授出

† 所有於二〇〇二年六月三十日尚未行使之購股權均是根據舊購股權計劃而授出

於年度內授出之購股權

授出日期	行使期限	行使價 港幣	**二〇〇三年 六月三十日 股數***	二〇〇二年 六月三十日 股數†
二〇〇一年七月十三日	二〇〇二年七月十三日至 二〇〇八年七月十二日	9.20	**—**	100,000
二〇〇一年七月十七日	二〇〇二年七月十七日至 二〇一一年七月十六日	9.29	**—**	5,000,000
二〇〇二年三月十九日	二〇〇三年三月十九日至 二〇〇九年三月十八日	8.97	**—**	100,000
二〇〇二年五月二日	二〇〇三年五月二日至 二〇一二年五月一日	9.20	**—**	200,000
二〇〇三年二月十日	二〇〇三年二月十日至 二〇一一年七月十六日	9.29	**5,000,000**	—
二〇〇三年二月十日	二〇〇三年五月二日至 二〇一二年五月一日	9.20	**200,000**	—
			5,200,000	5,400,000

* 所有於截至二〇〇三年六月三十日止年度內授出之購股權均是根據新購股權計劃而授出

† 所有於截至二〇〇二年六月三十日止年度內授出之購股權均是根據舊購股權計劃而授出

26 儲備

	股份溢價 港幣千元	資本 贖回儲備 港幣千元	繳入盈餘 港幣千元	保留溢利 港幣千元	總額 港幣千元
本集團					
二〇〇一年七月一日	4,298,104	1,357	199,800	528,516	5,027,777
購回股份(附註24a)	(68,844)	793	—	(793)	(68,844)
本年度溢利	—	—	—	115,169	115,169
二〇〇二年七月一日	4,229,260	2,150	199,800	642,892	5,074,102
購回股份(附註24b)	(25,059)	311	—	(311)	(25,059)
發行新股份代替二〇〇二年末期現金股息(附註24c)	14,316	—	—	(14,493)	(177)
支付二〇〇二年之末期股息	—	—	—	(26,284)	(26,284)
支付二〇〇三年之中期股息	—	—	—	(116,603)	(116,603)
本年度溢利	—	—	—	407,815	407,815
二〇〇三年六月三十日	**4,218,517**	**2,461**	**199,800**	**893,016**	**5,313,794**
本公司					
二〇〇一年七月一日	4,298,104	1,357	938,989	36,536	5,274,986
購回股份(附註24a)	(68,844)	793	—	(793)	(68,844)
本年度虧損	—	—	—	(35,411)	(35,411)
二〇〇二年七月一日	4,229,260	2,150	938,989	332	5,170,731
購回股份(附註24b)	(25,059)	311	—	(311)	(25,059)
發行新股份代替二〇〇二年末期現金股息(附註24c)	14,316	—	—	(14,493)	(177)
支付二〇〇二年之末期股息	—	—	—	(26,284)	(26,284)
支付二〇〇三年之中期股息	—	—	—	(116,603)	(116,603)
本年度溢利	—	—	—	1,426,305	1,426,305
二〇〇三年六月三十日	**4,218,517**	**2,461**	**938,989**	**1,268,946**	**6,428,913**

本集團之繳入盈餘指於一九九六年十月集團重組時，所收購之附屬公司之股份面值及股份溢價超逾本公司發行以作交換之股份面值之差額。

本公司之繳入盈餘指本公司為交換所收購之附屬公司之已發行股本而發行股份之面值與附屬公司之資產淨值之差額。根據百慕達一九八一年公司法(經修訂)，繳入盈餘可供分派予股東。

27 遞延稅項

財務報表中並未確認之潛在遞延稅項資產／(負債)如下：

	集團	
	二〇〇三年 港幣千元	二〇〇二年 港幣千元
加速折舊免稅額	**(74,422)**	(46,726)
稅項虧損	**135,650**	136,990
其他時差	**—**	(644)
	61,228	89,620

28 連繫人士之交易

a 本年度內，本集團與若干連繫人士在正常業務往來中進行之重大交易載列於下文。全部連繫人士之交易均按照該等交易之有關協議之條款進行。

	二〇〇三年 港幣千元	二〇〇二年 港幣千元
土地及樓宇及收發站之經營租賃租金(附註(i))	**55,716**	70,406
保險費(附註(ii))	**7,747**	4,970
顧問費(附註(iii))	**279**	1,776
Mobility Leaders 會籍費(附註(iv))	**—**	354
Genie 入門網站服務(附註(v))	**—**	951
專綫及資訊科技外判(附註(vi))	**663**	475

附註：

(i) 土地及樓宇及收發站之經營租賃租金

本集團最終控股公司新鴻基地產發展有限公司(「新鴻基地產」)若干附屬公司及聯營公司租賃物業予本集團，供作為寫字樓、零售店舖及貨倉之用，並且向本集團發出許可證，可於新鴻基地產或其附屬公司或聯營公司擁有之若干物業上安裝基站、天線及電話電纜。

截至二〇〇三年六月三十日止年度，本集團已付及應付予新鴻基地產之附屬公司及聯營公司之租金和許可證費用，總額為港幣55,716,000元(二〇〇二年：港幣70,406,000元)。截至二〇〇三年六月三十日止年度之開支並無(二〇〇二年：港幣7,832,000元)包括因提早終止新鴻基地產出租予本集團之若干寫字樓租約而產生之開支。

28 連繫人士之交易(續)

附註:(續)

(ii) 保險服務

新鴻基地產之全資附屬公司新鴻基地產保險有限公司及鴻基保險經紀有限公司,向本集團提供一般保險服務。截至二〇〇三年六月三十日止年度,已付及應付之保金共為港幣7,747,000元(二〇〇二年:港幣4,970,000元)。

(iii) 顧問費

本公司至二〇〇三年一月七日止之主要股東英國電訊有限公司(「英國電訊」)與其附屬公司,為本集團提供顧問服務。截至二〇〇三年六月三十日止年度,已支付之顧問費為港幣279,000元(二〇〇二年:港幣366,000元)。

本集團向一名非執行董事(已於截至二〇〇二年六月三十日止年度辭任)擁有權益之公司,支付顧問及技術支援費。截至二〇〇三年六月三十日止年度,並無進行交易,故已付費用為無(二〇〇二年:港幣1,295,000元)。

新鴻基地產之全資附屬公司新鴻基地產代理有限公司及新鴻基工程有限公司為本集團提供顧問服務。截至二〇〇三年六月三十日止年度,並無進行交易,故已支付顧問費用為無(二〇〇二年:港幣115,000元)。

(iv) Mobility Leaders 會籍費

本集團參與一項由英國電訊舉辦之資訊分享計劃Mobility Leaders 。該合約已於截至二〇〇二年六月三十日止年度內終止,而截至二〇〇三年六月三十日止年度,已付之會員費用為無(二〇〇二年:港幣354,000元)。

(v) Genie 入門網站服務

本集團與英國電訊之附屬公司Genie Internet (Hong Kong) Limited 訂立合約,提供流動入門網站服務。該合約已於截至二〇〇二年六月三十日止年度內終止,而截至二〇〇三年六月三十日止年度,已付之費用為無(二〇〇二年:港幣951,000元)。

(vi) 專線及資訊科技外判

新鴻基地產附屬公司SUNeVision Super e-Technology Services Limited及SUNeVision (Management Services) Limited,與本集團訂立合約,分別提供專線及資訊科技外判服務。截至二〇〇三年六月三十日止年度,已付之專線租用費及資訊科技外判服務費分別為港幣120,000元(二〇〇二年:港幣475,000元)及港幣503,000元(二〇〇二年:無)。

b 於二〇〇三年六月三十日,本集團於其聯營公司持有權益(新鴻基地產之附屬公司乃其主要股東)。該聯營公司主要投資於股權基金,而該基金則主要投資位於中華人民共和國境內之科技相關公司。

c 於一九九九年十月,新鴻基地產之聯營公司,新地寶聯資產管理(亞洲)有限公司(「新地寶聯」)獲委任為本集團之僱員公積金計劃之投資經理。新地寶聯會從其所管理之基金收取費用。因此,截至二〇〇三年六月三十日止年度,本集團並無支付費用予新地寶聯(二〇〇二年:無)。

28 連繫人士之交易(續)

d 下列與新鴻基地產及其附屬公司(「新鴻基地產集團」)(包括新鴻基地產集團管理之樓宇及房地產)之交易結餘計入其相關之資產負債表項目內:

	二〇〇三年六月三十日 港幣千元
應收營業賬款	**311**
按金及預付款項	**7,061**
應付營業賬款	**329**
其他應付賬款及應計項目	**467**

交易結餘為無抵押、免息及須按向無連繫人士提供之類似條款還款。本集團於二〇〇二年六月三十日,並非新鴻基地產之附屬公司。

29 資本承擔

	集團	
	二〇〇三年 港幣千元	二〇〇二年 港幣千元
已訂約但未撥備		
固定資產	**82,408**	63,345
投資於聯營公司	**1,324**	28,728
投資證券	**27,300**	35,100
已批准但未訂約	**418,730**	408,000
	529,762	535,173

30 租賃承擔

本集團有下列未來最低經營租約之承擔總額：

	集團	
	二〇〇三年 港幣千元	二〇〇二年 港幣千元
土地及樓宇及收發站		
一年內	**220,746**	243,408
第二年至第五年(包括首尾兩年)	**121,944**	127,522
五年後	**17,524**	3,388
	360,214	374,318
專線		
一年內	**37,164**	4,732
第二年至第五年(包括首尾兩年)	**3,129**	1,799
	40,293	6,531

於二〇〇三年六月三十日，本公司並無任何經營租約之承擔(二〇〇二年：無)。

31 綜合現金流量表附註

年內溢利與經營業務所得之現金流入淨額對賬：

	二〇〇三年 港幣千元	二〇〇二年 港幣千元
年內溢利	**407,085**	109,095
折舊	**399,946**	410,348
遞延支出攤銷	**11,710**	40,703
出售固定資產虧損	**1,777**	12,099
利息收入	**(72,140)**	(86,108)
減值虧損(附註6)	**—**	122,495
應佔聯營公司虧損	**16,620**	3
營運資金變動前經營業務之現金流入淨額	**764,998**	608,635
存貨及在運送中之存貨減少／(增加)	**4,851**	(10,463)
應收營業賬款、預付款項、按金及其他應收款項減少／(增加)	**103,876**	(14,401)
應付賬款、應計項目、遞延收入及客戶按金減少	**(29,822)**	(196,742)
經營業務之現金流入淨額	**843,903**	387,029

32 或然負債

a 履約保證金

	集團		公司	
	二〇〇三年	二〇〇二年	**二〇〇三年**	二〇〇二年
	港幣千元	港幣千元	**港幣千元**	港幣千元
香港3G牌照(附註c)	**200,000**	250,000	**200,000**	250,000
其他	**1,942**	57,942	**—**	56,000
	201,942	307,942	**200,000**	306,000

若干銀行就香港及澳門之電訊部門向本集團發出多項電訊服務牌照，向該等部門發出履約保證書。本公司及多間附屬公司已就有關銀行在履約保證項下之責任作出擔保。

於截至二〇〇三年六月三十日止年度，一切與本集團之固定電訊網絡服務牌照相關之履約保證責任已經履行，有關保證亦已解除。

b 出租、租回安排

根據若干於截至一九九九年六月三十日止年度訂立之出租、租回安排，本公司之附屬公司按照在租約生效時之協定，承諾出租人擔保中介承租者之債務承擔，為期十六年。董事認為該附屬公司被要求兌現擔保之風險極微，因此認為要就上述或然負債之潛在財務影響作出估算乃不設實際。

c 購入「第三代流動通訊」(「3G」)服務牌照

於二〇〇一年十月二十二日，本公司之全資附屬公司獲發移動傳送者牌照。這項牌照是以第三代流動通訊服務技術提供公共通訊網絡服務。這項牌照年期為十五年。根據牌照應付之費用如下：

(i) 由二〇〇一年十月二十二日起計之首五個年度，每年須於年終時支付港幣50,000,000元；

(ii) 於牌照之餘下年期，須支付下列兩項較高者：

- 網絡於有關年度產生之營業額(定義見牌照)百分之五；或
- 於有關年度之撥用費(定義見牌照)；及

(iii) 發出牌照時須付港幣1,388,888.88元。

牌照首五年之年費總額為港幣250,000,000元，而餘下十年應付之最低費用總額為港幣1,057,000,000元，因此，牌照十五年年期應付之最低費用總額為港幣1,307,000,000元。於牌照發出時根據牌照應付之最低年費之現行淨值，以假設本集團之資本成本為百分之十三計算，約為港幣458,000,000元。

32 或然負債(續)

c 購入「第三代流動通訊」(「3G」)服務牌照(續)

本集團須向香港電訊管理局(「電訊管理局」)提供履約保證。牌照中訂明履約保證之金額及年期如下:

- 發出牌照時須提供保證金額相等於首五年之費用(港幣250,000,000元)之五年期履約保證。
- 履約保證須每年續期,以使履約保證維持五年有效期(或至牌照到期日為止,以較短者為準)。
- 履約保證之金額亦須每年修訂,使之相等於未來五年(或至牌照期結束為止,以較短者為準)須支付予電訊管理局之最低年費。

於二○○二年十月二十二日,即牌照首週年之日,履約保證作出修訂。為此,根據電訊管理局授出之一年期豁免,經修訂之保證金額為港幣200,000,000元,年期為四年。

若發生若干事件,包括持牌人因失去償債能力而未能支付全數或任何費用,或持牌人放棄牌照,電訊管理局可以根據履約保證提出索償。

33 最終控股公司

本公司董事認為新鴻基地產發展有限公司(「新鴻基地產」)為數碼通電訊集團有限公司之最終控股公司。新鴻基地產乃於香港註冊成立之公司,其股份在香港聯合交易所有限公司主板上市。

34 建議註銷股份溢價賬

於二○○三年九月二十三日,本公司公佈其註銷股份溢價賬為數港幣4,218,517,000元進賬之全部金額之建議。從註銷產生之進賬轉撥至繳入盈餘賬。註銷股份溢價賬有待本公司之股東於二○○三年十一月七日舉行之本公司股東週年大會上通過註銷之特別決議案,方可作實。

註銷股份溢價之影響為減少股份溢價賬由港幣4,218,517,000元至無,及增加繳入盈餘賬由港幣938,989,000元至港幣5,157,506,000元。繳入盈餘賬進賬之金額可分派予股東,而股份溢價賬進賬之金額則不可作出分派。註銷股份溢價賬及轉撥至繳入盈餘賬,將使本公司可供分派之儲備,增加港幣4,218,517,000元。

35 財務報表之通過

本財務報表於二○○三年九月二十三日經由董事會通過。